Exhibit 99.2

[***] = CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (1) NOT MATERIAL AND (2) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED AND/OR IS THE TYPE OF INFORMATION THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL, AND HAS BEEN MARKED WITH “[***]” TO INDICATE WHERE OMISSIONS HAVE BEEN MADE.

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among:

TMS NEUROHEALTH CENTERS INC.;

GREENBROOK TMS INC.;

CHECK FIVE LLC;

SUCCESS BEHAVIORAL HOLDINGS, LLC;

THERAGROUP LLC;

The Bereke Trust U/T/A Dated 2/10/03;

BATYA KLEIN;

and

BENJAMIN KLEIN

Dated as of May 15, 2022

Page

Article I	Purchase and Sale of the Equity Interests; Closing; Additional Consideration	2

1.1	Purchase and Sale	2
1.2	Purchase Price; Closing Payments	2
1.3	Adjustment of Shares	3
1.4	Closing	4
1.5	Escrows and Release of Escrows	4
1.6	Purchase Price Adjustments	5
1.7	Purchase Price Adjustment Procedures and Disputes	8
1.8	Tax Treatment of Purchase Price Adjustments	9
1.9	Power of Attorney	9
1.10	Reservation of Greenbrook Shares	10
1.11	Withholding	10
1.12	Sellers’ Representative	10

Article II	Representations and Warranties Regarding the Seller Parties	11

2.1	Organization; Good Standing	12
2.2	Power and Authority	12
2.3	Non-Contravention	12
2.4	Ownership of the Success Equity Interests	13
2.5	Legal Proceedings	13
2.6	Commissions and Fees	13
2.7	Accredited Investor	13

Article III	Representations and Warranties Regarding the Success Subject Companies	13

3.1	Organization; Good Standing	14
3.2	Power and Authority	14
3.3	Non-Contravention	14
3.4	Subsidiaries; Capitalization; Affiliates	15
3.5	Company’s Financial Information	16
3.6	Real Property	16
3.7	Intellectual Property Rights	17
3.8	Employees and Labor Matters	18
3.9	Legal Proceedings	20
3.10	Material Contracts	21
3.11	Subsequent Events	23
3.12	Accounts Receivable; Accounts Payable	24
3.13	Taxes	25
3.14	Commissions and Fees	27
3.15	Employee Benefit Plans	27
3.16	Compliance with Laws in General	29

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(continued)

Page

3.17	Health Care Compliance	30
3.18	Title to Assets; Sufficiency of Assets	32
3.19	Permits and Governmental Authorizations	32
3.20	Insurance	32
3.21	Environmental Matters	33
3.22	Changes Related to the Health Care Facilities or Third-Party Payors	33
3.23	Health Care Providers and Referral Sources	33
3.24	Bank Accounts; Credit Cards	33
3.25	Books and Records	33
3.26	Malpractice Claims	34
3.27	Coronavirus Pandemic Matters	34
3.28	Access to Information and Documents	34
3.29	Investment Experience	34
3.30	No Other Representations and Warranties	34
3.31	Independent Investigation; Disclaimer of Reliance	35

Article IV	Representations and Warranties of the Purchaser and Greenbrook	35

4.1	Organization; Good Standing; Subsidiaries of the Purchaser	36
4.2	Power and Authority	36
4.3	Non-Contravention	37
4.4	Capitalization	37
4.5	Greenbrook Shares as Consideration	37
4.6	Greenbrook Public Disclosure Record	38
4.7	Greenbrook’s Financial Information	39
4.8	Real Property	39
4.9	Intellectual Property Rights	39
4.10	Employees and Labor Matters	40
4.11	Legal Proceedings	41
4.12	Material Contracts	41
4.13	Subsequent Events	42
4.14	Taxes	43
4.15	Commissions and Fees	44
4.16	Employee Benefit Plans	44
4.17	Compliance with Laws in General	46
4.18	Health Care Compliance	46
4.19	Insurance	48
4.20	Environmental Matters	49
4.21	Changes Related to the Health Care Facilities or Third-Party Payors	49
4.22	Malpractice Claims	49
4.23	Access to Information and Documents	49
4.24	No Other Representations and Warranties	49
4.25	Independent Investigation; Disclaimer of Reliance	50

- ii -

(continued)

Page

Article V	Covenants	50

5.1	Conduct of the Business Prior to Closing	50
5.2	Conduct of the Purchaser and Greenbrook Prior to Closing	52
5.3	Access to Information	53
5.4	Exclusive Dealing	54
5.5	Consents and Approvals	54
5.6	Further Assurances; Continuation of Business	54
5.7	Non-Competition and Non Solicitation	54
5.8	Public Announcements; Confidentiality	56
5.9	No Referral Requirement or Intent	57
5.10	Releases	57
5.11	Retention of Records	57
5.12	D&O Indemnification and Insurance	57
5.13	Employee Benefits	59
5.14	Contracts Requiring Consent	61
5.15	Success Names	61
5.16	Financing Cooperation	61
5.17	Business Acquisition Report	62
5.18	Greenbrook Approvals	62
5.19	MSAs	62

Article VI	Nature and Survival; Indemnification	62

6.1	Nature and Survival	62
6.2	Indemnification by the Seller Parties	63
6.3	Indemnification by Greenbrook and the Purchaser	63
6.4	Indemnification Procedure	64
6.5	Limitations	65
6.6	Manner of Payment; Escrow; Indemnification in Excess of Escrow	66
6.7	Exclusive Remedy	69

Article VII	Conditions to Closing	69

7.1	Mutual Conditions	69
7.2	Conditions to Obligations of the Purchaser	70
7.3	Conditions to Obligations of the Seller Parties	72

Article VIII	Tax Matters	73

8.1	Certain Taxes	73
8.2	Purchase Price Allocation	75

Article IX	Termination	75

9.1	Grounds for Termination	75
9.2	Effect of Termination	76

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(continued)

Page

Article X	Miscellaneous	76

10.1	Notices	76
10.2	Expenses	77
10.3	Governing Law	78
10.4	Severability	78
10.5	Waiver	78
10.6	No Third-Party Beneficiaries	78
10.7	Enforcement Costs	78
10.8	Interpretation	79
10.9	Integration of Exhibits and Schedules	79
10.10	Entire Agreement and Amendment	79
10.11	Counterparts and Scanned or Fax Signatures	79
10.12	Binding Effect; Assignment	79
10.13	No Construction Against Drafter	80
10.14	Consent to Jurisdiction; Service of Process; Mitigation	80
10.15	Injunctive Relief	80
10.16	Recitals	80

Exhibits
Exhibit A	–	Definitions
Exhibit B	–	Form of Lock-Up Agreement
Exhibit C	–	Form of No Loss Warranty Letter
Exhibit D	–	Form of U.S. Accredited Investor Questionnaire
Exhibit E		Form of U.S. Legend
Exhibit F		Form of Registration Rights Agreement
Exhibit G		Form of Investors Rights Agreement

- iv -

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated as of May 15, 2022 (the “Effective Date”), is made by and among:

(i)	TMS NeuroHealth Centers Inc., a Delaware corporation (the “Purchaser”);

(ii)	Greenbrook TMS Inc., an Ontario corporation (“Greenbrook”);

(iii)	Check Five LLC, d/b/a Success TMS, a Delaware limited liability company (“Success”);

(iv)	Success Behavioral Holdings, LLC, a Florida limited liability company (“Seller”);

(v)	Theragroup LLC, a Delaware limited liability company (“Theragroup” and together with Seller, the “Seller LLCs”);

(vi)	Batya Klein and Benjamin Klein, each an individual (together, the “Seller Principals”, and together with the Seller LLCs, the “Seller Parties”); and

(vii)	The Bereke Trust U/T/A Dated 2/10/03 (“Bereke”).

BACKGROUND:

WHEREAS, the Success Subject Companies are in the business of providing transcranial magnetic stimulation services (“TMS Services”) to psychiatry patients and the practice management services associated therewith (the “Business”); and

WHEREAS, Seller is sole member of, and the owner of all of the limited liability company interests of Success (the “Success Equity Interests”); and

WHEREAS, Theragroup is the beneficial and record owner of all of the issued and outstanding membership interests of Seller; and

WHEREAS, Batya Klein is the beneficial and record owner of approximately 98% of the membership interests in Theragroup and Benjamin Klein is the sole manager of Theragroup; and

WHEREAS, Theragroup and the Seller Principals acknowledge that they will receive material benefits from the transactions contemplated by this Agreement; and

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller Parties desire to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Success Equity Interests; and

WHEREAS, on the date of this Agreement, each of the Seller Parties has delivered to Greenbrook an Accredited Investor Questionnaire in the form set forth on Exhibit H; and

WHEREAS, capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Exhibit A.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, conditions, and agreements set forth herein, the parties hereto agree as follows:

Article I
Purchase and Sale of the Equity Interests; Closing; Additional Consideration

1.1            Purchase and Sale. Subject to the terms and conditions in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the Seller Parties shall sell, convey, transfer and assign to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Seller’s right, title and interest in and to the Success Equity Interests, free and clear of all Encumbrances (other than restrictions on transfer imposed by applicable securities Laws), for the consideration specified in Section 1.2.

1.2            Purchase Price; Closing Payments.

(a)            The purchase price for the Success Equity Interests to be paid by the Purchaser at the Closing shall be paid in common shares in the capital of Greenbrook (the “Greenbrook Shares”).

(b)            The number of Greenbrook Shares to be paid by the Purchaser for the Success Equity Interests (the “Purchase Price Shares”) shall be calculated as follows:

(i)          the number of Greenbrook Shares equal to forty percent (40%) of the total issued and outstanding Greenbrook Shares as of the Closing Date after giving effect to the issuance of such Greenbrook Shares pursuant to this Section 1.2, which shall be calculated by the Purchaser after the closing of the Normal Trading Day immediately preceding the Closing Date;

(ii)         plus the number of Greenbrook Shares equal in value (at the Closing VWAP) to the amount by which the Estimated Closing Working Capital exceeds the Target Working Capital or minus the number of Greenbrook Shares equal in value (at the Closing VWAP) to the amount by which the Target Working Capital exceeds the Estimated Closing Working Capital; and

(iii)        minus a number of Greenbrook Shares equal in value (at the Closing VWAP) to the amount (if any) by which the Estimated Closing Indebtedness exceeds $17,100,000; and

(iv)       minus a number of Greenbrook Shares equal in value (at the Closing VWAP) to the Estimated Transaction Expenses.

(c)            At the Closing, the Purchase Price Shares shall be paid as follows:

(i)          75% of the Purchase Price Shares (the “Closing Payment Shares”) shall be issued in the names of, and delivered to, the Seller LLCs in their respective Allocated Portions (unless a different allocation among the Seller Parties is otherwise advised in writing pursuant to a customary letter of direction delivered by the Sellers’ Representative to Purchaser prior to Closing);

(ii)            10% of the Purchase Price Shares (the “Adjustment Escrow Shares”) shall be issued in the name of the Seller LLCs in their respective Allocated Portions (unless a different allocation among the Seller Parties is otherwise advised in writing pursuant to a customary letter of direction delivered by the Sellers’ Representative to Purchaser prior to Closing) and deposited with the Escrow Agent on the Closing Date; and

(iii)            15% of the Purchase Price Shares (the “Indemnification Escrow Shares”) shall be issued in the name of the Seller LLCs in their respective Allocated Portions (unless a different allocation among the Seller Parties is otherwise advised in writing pursuant to a customary letter of direction delivered by the Sellers’ Representative to Purchaser prior to Closing) and shall be deposited with the Escrow Agent on the Closing Date.

(d)            All Greenbrook Shares to be issued hereunder will be issued as physical certificates representing the Greenbrook Shares or direct registration statements in respect of book-entry shares, each bearing such legend or legends with respect to United States Securities Laws matters as Greenbrook determines to be necessary or appropriate, in its reasonable discretion based on the advice of U.S. or Canadian securities counsel (including, but not limited to, a U.S. legend substantially in the form attached hereto as Exhibit E), which will be reflected on the books and records of the transfer agent of Greenbrook with respect to book-entry shares.

1.3            Adjustment of Shares. Notwithstanding anything in this Article I to the contrary, if (i) between the date of this Agreement and the Closing Date (with respect to the Closing Payment Shares), (ii) between the date of this Agreement and the date on which the Adjustment Escrow Shares are released in accordance with Section 1.5(e) and the terms of the Escrow Agreement (with respect to the Adjustment Escrow Shares) and (iii) between the date of this Agreement and each date on which the Indemnification Escrow Shares are released in accordance with Section 1.5(f) and the terms of the Escrow Agreement (with respect to the Indemnification Escrow Shares), the outstanding Greenbrook Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the number of the Closing Payment Shares, Adjustment Escrow Shares and the Indemnification Escrow Shares shall in each case be appropriately adjusted and relevant provisions of this Agreement (including the definition of Closing VWAP) shall be deemed to be amended to reflect the occurrence of such event in order to provide the Seller LLCs as the holders of the Closing Payment Shares, with the same economic benefit with respect to the entitlements of the Closing Payment Shares as they held immediately prior to the occurrence of such event as contemplated by this Agreement.

1.4            Closing. The Closing will take place through the electronic transmission of signature pages and other required deliveries at 8:00 a.m. Eastern Time on the third Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article VII (other than those to be satisfied at the Closing but subject to the satisfaction or waiver thereof) or on such other date as is mutually agreed to in writing by the Purchaser and the Seller. For purposes of this Agreement, the “Closing Date” means the time and date as of which the Closing takes place. The parties may agree that the Closing shall occur without their or their counsel’s physical presence in the same location, through the transmission and execution of documents and instruments using electronic media, including email and facsimile. Digital signatures produced by such means shall have the same force and effect as handwritten signatures.

1.5            Escrows and Release of Escrows.

(a)         On the Closing Date, the Adjustment Escrow Shares and Indemnification Escrow Shares (collectively, the “Escrow Shares”) shall be registered in the name of the applicable Seller Parties in accordance with the allocation provided in Section 1.2(c)(ii), with respect to the Adjustment Escrow Shares, and in accordance with the allocation provided in Section 1.2(c)(iii), with respect to the Indemnification Escrow, and issued and delivered to the Escrow Agent.

(b)         The Adjustment Escrow Shares shall be used exclusively for the purpose of securing the Seller Parties’ obligations to pay the Purchaser any Post-Closing Net Adjustment Amount in the Purchaser’s favor in accordance with Section 1.6(e) and shall be held by the Escrow Agent in an escrow account (the “Adjustment Escrow”), and shall be administered and released, in each case in accordance with the terms of the Escrow Agreement.

(c)         The Indemnification Escrow Shares shall be used exclusively for the purposes of (i) securing the Seller Parties’ obligations to pay the Purchaser any Post-Closing Net Adjustment Amount in the Purchaser’s favor in accordance with Section 1.6(e) to the extent such obligations exceed the number of Adjustment Escrow Shares and (ii) securing the Seller Parties’ indemnification obligations pursuant to Article VI, and the Indemnification Escrow Shares shall be held by the Escrow Agent in an escrow account (the “Indemnification Escrow”), and shall be administered and released, in each case in accordance with the terms of the Escrow Agreement.

(d)         Any dividends or other distributions paid with respect to the Escrow Shares shall be added to the applicable escrow account and may be used to satisfy the Seller Parties’ obligations under the terms of this Agreement and, if not so used, will be delivered to the Seller LLCs upon the release of the applicable escrow account to such Seller LLCs in accordance with Section 1.5(e) and/or Section 1.5(f), as the case may be.

(e)         The Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to release the Adjustment Escrow Shares and any other amounts in the Adjustment Escrow, to the Seller LLCs or Greenbrook, as applicable, in accordance with Section 1.6 and the Escrow Agreement, provided that all distributions from the Adjustment Escrow shall be made to the Seller Parties in accordance with the allocation provided in Section 1.2(c)(ii).

(f)          The Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to release the Indemnification Escrow Shares and any other amounts in the Indemnity Escrow Account: (i) to Greenbrook, as further provided in accordance with Section 6.6(a)(i) to pay any indemnification Claims; and (ii) the remainder, if any, to the Seller LLCs on the eighteen (18)-month anniversary of the Closing Date (the “Indemnification Escrow Release Date”); provided that any Indemnification Escrow Shares that could be required to be released to Greenbrook to indemnify the Purchaser Indemnified Parties for any Damages in respect of a pending Claim for indemnification pursuant to this Agreement shall not be released by the Escrow Agent until such claim is fully, finally and unappealably resolved, and provided further that all distributions from the Indemnification Escrow shall be made to the Seller Parties in accordance with the allocation provided in Section 1.2(c)(iii).

(g)         In all cases (whether or not expressly stated in any provision hereunder), the Closing VWAP will be deemed to be the value of each share of the Escrow Shares for all purposes of determining the number of Escrow Shares to be used to satisfy any claims against the Adjustment Escrow or the Indemnification Escrow under this Agreement.

1.6            Purchase Price Adjustments.

(a)            Closing Date Adjustments. At least three (3) Business Days prior to the Closing Date, the Seller Parties shall prepare and deliver to the Purchaser a statement setting forth the Seller’s good faith estimate (the “Seller’s Estimate”) of (i) the Closing Working Capital (the “Estimated Closing Working Capital”), (ii) the Closing Indebtedness (the “Estimated Closing Indebtedness”) and (iii) the Transaction Expenses (the “Estimated Transaction Expenses”), and the Purchaser will have the right to review and comment on such estimates, it being understood that the Seller Parties shall consider any such comments in good faith. On the Business Day prior to the Closing, the Purchaser will prepare and deliver to the Seller a statement (the “Pre-Closing Statement”) setting forth the Purchaser’s calculation of the number of Purchase Price Shares, the Closing Payment Shares, Adjustment Escrow Shares and Indemnification Escrow Shares, each calculated in accordance with Section 1.2 and the Seller’s Estimate.

(b)            Post-Closing Adjustment. As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser will prepare and deliver to the Seller a statement (the “Post-Closing Statement”) setting forth the Purchaser’s calculation of the Purchase Price Shares, including each of the components thereof, including but not limited to the Purchase Price Shares, Closing Working Capital, Closing Indebtedness, and Transaction Expenses, each as of 12:01 a.m. Eastern Time on the Closing Date.

(c)            The Post-Closing Statement shall calculate the “Post-Closing Net Adjustment Amount” as the summation of the following three adjustments, all of which shall be set forth in the Post-Closing Statement:

(i)            Closing Working Capital Adjustment:

(A)	any amount by which the Closing Working Capital exceeds the Estimated Closing Working Capital (treating such amount as a positive number), or

(B)	any amount by which the Estimated Closing Working Capital exceeds the Closing Working Capital (treating such amount as a negative number); and

(ii)            Closing Indebtedness Adjustment:

(A)	any amount by which the Closing Indebtedness exceeds the greater of the Estimated Closing Indebtedness and $17,100,000 (treating such amount as a negative number), or

(B)	any amount by which the Estimated Closing Indebtedness exceeds the greater of the Closing Indebtedness and $17,100,000 (treating such amount as a positive number); and

(iii)            Transaction Expenses Adjustment:

(A)	any amount by which the Transaction Expenses not otherwise paid prior to the Closing Date exceeds the Estimated Transaction Expenses (treating such amount as a negative number); or

(B)	any amount by which the Estimated Transaction Expenses exceeds the Transaction Expenses not otherwise paid prior to the Closing Date (treating such amount as a positive number).

(d)            If the Post-Closing Net Adjustment Amount (as finally determined pursuant to Section 1.7) is either zero or a positive number, then within five (5) Business Days of such final determination:

(i)            The Purchaser and the Sellers’ Representative shall cause the Escrow Agent to release the entire Adjustment Escrow to the Seller Parties in accordance with the allocation provided in Section 1.2(c)(ii); and

(ii)            Greenbrook shall issue and deliver to the Seller Parties in accordance with the allocation provided in Section 1.2(c)(ii) an amount of additional Greenbrook Shares equal to the amount of the Post-Closing Net Adjustment Amount divided by the Closing VWAP, and rounded up or down to the nearest whole share.

(e)            If the Post-Closing Net Adjustment Amount (as finally determined pursuant to Section 1.7) is a negative number, then the number of Greenbrook Shares to be due to settle the adjustment shall be equal to the Post-Closing Net Adjustment Amount divided by the Closing VWAP and rounded up or down to the nearest whole share (such number of Greenbrook Shares, the “Deficit Shares”). Within five (5) Business Days of such final determination:

(i)            If the number of Adjustment Escrow Shares exceeds the number of Deficit Shares, then the Purchaser and the Seller Parties shall cause the Escrow Agent to release from the Adjustment Escrow: (A) the number of Deficit Shares to Greenbrook, and (B) the remainder of the Adjustment Escrow Shares to the Seller Parties in accordance with the allocation provided in Section 1.2(c)(ii);

(ii)            if the number of Deficit Shares exceeds the number of Adjustment Escrow Shares, then the Purchaser and the Seller Parties shall cause the Escrow Agent to release (A) all of the Adjustment Escrow Shares to Greenbrook, and (B) such number of Indemnification Escrow Shares from the Indemnification Escrow as is necessary for Greenbrook to have received the entire number of Deficit Shares;

(iii)            if the number of Deficit Shares exceeds the entire number of Escrow Shares, then (A) the Purchaser and the Seller Parties shall cause the Escrow Agent to release all of the Escrow Shares to Greenbrook, and (B) any additional portion of the Post-Closing Net Adjustment Amount not satisfied by the Escrow Shares shall be satisfied by the forfeiture by each of the Seller LLCs, and the cancellation of, such number of Greenbrook Shares owned by each such Seller LLC (valued at the Closing VWAP) as are necessary to satisfy such outstanding Post-Closing Net Adjustment Amount which shall be effected by Greenbrook without the need for further action or consent on the part of the Seller LLCs or the Purchaser pursuant to the power of attorney set forth in Section 1.9; provided that any forfeiture and cancellation of Greenbrook Shares effected by Greenbrook or its transfer agent hereunder shall be done pro rata unless otherwise advised in writing by the Seller and each other affected Seller LLC; and

(iv)            Notwithstanding anything in the foregoing to the contrary, with respect to the foregoing clauses (i) and (iii), in lieu of forfeiting such Greenbrook Shares, the Seller LLCs may elect to pay such deficiency in cash (by way of wire transfer of immediately available funds) by delivering written notice to the Purchaser and each of the other Seller LLCs of such election at least two (2) Business Days prior to the date on which such payment is due and paying such deficiency in cash not later than the date on which such payment is due. A failure to timely provide such written notice or timely make such payment shall be treated as waiver of the election to satisfy the deficiency through a cash payment. If the Seller LLCs elect to pay any deficiency in cash, each Seller Party shall be jointly and severally liable for the entirety of such cash payment.

(f)            Any Greenbrook Shares released to Greenbrook and/or forfeited by the Seller LLCs pursuant to Section 1.6(e) shall be forfeited by each of the Seller LLCs for no consideration and shall be promptly returned to Greenbrook or its transfer agent for cancellation.

1.7            Purchase Price Adjustment Procedures and Disputes.

(a)            The Seller’s Estimate, Pre-Closing Statement and Post-Closing Statement will be prepared, and the calculations of Closing Working Capital, Closing Indebtedness and Transaction Expenses shall be determined, in accordance with the Accounting Principles and the Sample Working Capital Calculation and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.

(b)            The Purchaser will (i) permit the Seller and its Representatives to have reasonable access to the documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Post-Closing Statement and the Purchaser’s calculation of the Post-Closing Net Adjustment Amount, including each of the components thereof, and will provide the Seller with copies thereof (as reasonably requested by the Seller and subject to the entry into customary confidentiality and non-reliance agreements), and (ii) provide the Seller and its Representatives reasonable access to the Purchaser’s employees and advisors for the purpose of confirming the calculations set forth in the Post-Closing Statement.

(c)            If the Seller disagrees with any part of the Purchaser’s calculation of the Post-Closing Net Adjustment Amount as set forth on the Post-Closing Statement, the Seller Parties shall, within sixty (60) days after the receipt of the Post-Closing Statement, notify the Purchaser in writing of such disagreement by setting forth the Seller’s calculation of the Post-Closing Net Adjustment Amount, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If an Objection Notice is delivered to the Purchaser, then the Purchaser and the Seller Parties shall negotiate in good faith to resolve their disagreements with respect to the computation of the Post-Closing Net Adjustment Amount. If an Objection Notice is not delivered to the Purchaser, within such (60) day period then the Post-Closing Net Adjustment Amount set forth in the Post-Closing Statement shall be final and binding upon the parties.

(d)            If the Purchaser and the Seller are unable to resolve all such disagreements within thirty (30) days after the Purchaser’s receipt of such Objection Notice, then, at the election, made in writing, of either the Purchaser or the Seller, the Purchaser and the Seller Parties shall submit such remaining disagreements to Deloitte LLP (the “Accounting Firm”).

(e)          The Accounting Firm will make a final and binding determination with respect to the computation of the Post-Closing Net Adjustment Amount, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the Accounting Principles and the Sample Working Capital Calculation. The Purchaser and the Seller Parties shall cooperate with the Accounting Firm during the term of its engagement and will use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining disagreements with respect to the computation of the Post-Closing Net Adjustment Amount, including each of the components thereof, as soon as practicable, provided that the Accounting Firm’s determination of the Closing Working Capital shall be made in accordance with the Accounting Principles and the Sample Working Capital Calculation. The Accounting Firm will consider only those items and amounts in the respective calculations of the Post-Closing Net Adjustment Amount of the Purchaser and the Seller, including each of the components thereof, that are identified as being items and amounts to which the Purchaser and the Seller have been unable to agree. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Accounting Firm’s determination of the Post-Closing Net Adjustment Amount, including each of the components thereof, will be based solely on written materials submitted by the Purchaser and the Seller (i.e., not on independent review) and on the definitions included herein. The determination of the Accounting Firm will be conclusive and binding upon the parties hereto and will not be subject to court review or otherwise appealable. The fees and expenses of the Accounting Firm pursuant to this Section 1.7(e) shall be paid in the manner set forth in Section 1.7(f), mutatis mutandis.

(f)            The costs and expenses of the Accounting Firm in determining the Post-Closing Net Adjustment Amount, including each of the components thereof, will be borne by the Purchaser, on the one hand, and the Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Purchaser claims the Post-Closing Net Adjustment Amount is one thousand dollars ($1,000), and the Seller contests only five hundred dollars ($500) of the amount claimed by the Purchaser, and if the Accounting Firm ultimately resolves the dispute by awarding the Purchaser three hundred dollars ($300) of the five hundred dollars ($500) contested, then the costs and expenses of the Accounting Firm will be allocated sixty percent (60%) (i.e., 300 ÷ 500) to the Seller, in the aggregate, and forty percent (40%) (i.e., 200 ÷ 500) to the Purchaser. Prior to the Accounting Firm’s determination of the contested portion of the Post-Closing Net Adjustment Amount, (i) the Purchaser, on the one hand, and the Seller, on the other hand, will each pay fifty percent (50%) of any retainer paid to the Accounting Firm, and (ii) during the engagement of the Accounting Firm, the Accounting Firm will bill fifty percent (50%) of the total charges to each of the Purchaser, on the one hand, and the Seller, on the other hand. In connection with the Accounting Firm’s determination of the Post-Closing Net Adjustment Amount, the Accounting Firm will also determine, pursuant to the terms of the first and second sentences of this Section 1.7(f), and taking into account all fees and expenses already paid by each of the Purchaser, on the one hand, and the Seller, on the other hand, as of the date of such determination, the allocation of its fees and expenses between the Purchaser and the Seller, which such determination shall be conclusive and binding upon the parties hereto.

1.8           Tax Treatment of Purchase Price Adjustments. All payments to be made pursuant to Section 1.6 will be treated by all parties for tax purposes as adjustments to the purchase price for the Success Equity Interests.

1.9            Power of Attorney. Each of the Seller Parties hereby unconditionally and irrevocably appoints Greenbrook as its attorney-in-fact (which appointment is coupled with an interest) for and on their behalf to execute and deliver, on behalf of and in the name of each appliable Seller Party, as applicable, such deeds, transfers, share certificates or other documents that may be necessary to complete the delivery or forfeiture of Escrow Shares or the forfeiture of other Greenbrook Shares pursuant to this Agreement (including by delivering instructions to Greenbrook’s transfer agent to effect such forfeitures) (including as provided in Sections 1.6 and Section 6.6), and each of the Seller Parties hereby irrevocably appoints Greenbrook as its attorney in fact in that behalf, which power of attorney shall survive the bankruptcy or dissolution of such Seller Party.

1.10          Reservation of Greenbrook Shares. Until the Indemnification Escrow Release Date, Greenbrook will maintain a sufficient number of Greenbrook Shares in the treasury of Greenbrook to satisfy any Post-Closing Net Adjustment Amount in the Seller’s favor which may be required in accordance with Section 1.6(e)(ii) and/or any indemnification Claim in the Seller’s favor which may be required in accordance with Section 6.6(b).

1.11            Withholding. Each of Greenbrook, the Purchaser and their Affiliates (including, after the Closing, the Success Subject Companies), the Escrow Agent and each of their respective Representatives, successors and assigns shall be entitled to deduct and withhold from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to deducted and withheld by it under any provision of applicable Law. To the extent any amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.12            Sellers’ Representative.

(a)            Each Seller Party hereby unconditionally and irrevocably appoints Benjamin Klein (the “Sellers’ Representative”) as such Seller Party’s attorney-in-fact, representative, and agent, with full power of substitution to act in the name, place and stead to act on behalf of such Seller Party in any amendment, modification or waiver of or litigation or arbitration involving this Agreement, including, without limitation, defending, negotiating, settling or otherwise dealing with claims and taking any actions or delivering any documents, agreements or instruments under any provision of this Agreement, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Sellers’ Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including, without limitation, the power:

(i)          to negotiate, execute and deliver all ancillary agreements (including the Escrow Agreement), statements, certificates, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Seller Parties shall execute and deliver any such documents which the Sellers’ Representative agrees to execute);

(ii)            to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement and the transactions contemplated hereby; and

(iii)            to take all actions which under this Agreement and the transactions contemplated hereby may be taken by the Seller Parties and to do or refrain from doing any further act or deed on behalf of the Seller Parties which the Sellers’ Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the transactions contemplated hereby as fully and completely as such Seller Party could do if personally present.

(b)          The Sellers’ Representative will not be liable to the Sellers for any action taken or omitted by the Sellers’ Representative as permitted under this Agreement and the transactions contemplated hereby, except if such action is taken or omitted in bad faith, by willful misconduct or due to gross negligence.  The Seller Parties agree to indemnify, defend and hold the Sellers’ Representative harmless against, any loss, liability or expense incurred without willful misconduct, bad faith, gross negligence on the part of the Sellers’ Representative, arising out of his duties under this Agreement.

(c)            Notwithstanding anything to the contrary herein, (i) Greenbrook and Purchaser shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to this Agreement, and (ii) Greenbrook and Purchaser shall be fully protected and held harmless in dealing with the Sellers’ Representative under this Agreement and may rely upon the authority the Sellers’ Representative to act on behalf of the Seller Parties without any liability to, or obligation to inquire of, any of the Seller Parties, irrespective of any dispute or disagreement between any of the Seller Parties, or between any of the Seller Parties and the Sellers’ Representative, including with respect to any payments made or to be made pursuant to this Agreement. Any payment by Greenbrook or Purchaser to the Sellers’ Representative on behalf of the Seller Parties to the extent authorized under this Agreement shall be considered a payment by Greenbrook and Purchaser to the applicable Seller Parties.

Article II
Representations and Warranties Regarding the Seller Parties

As a material inducement to the Purchaser and Greenbrook to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Seller Parties, jointly and severally, represent and warrant to the Purchaser and Greenbrook as follows, as of the Effective Date and as of the Closing Date (unless any representation and warranty speaks as of a particular date) except as set forth in the Seller Disclosure Letter (it being agreed that any matter or information disclosed in any specific section or subsection of the Seller Disclosure Letter (whether or not an explicit cross reference appears) will be deemed to be disclosed with respect to any other section or subsection of the Seller Disclosure Letter or this Article II, as applicable, but only to the extent its applicability to such other section or subsections of the Seller Disclosure Letter or this Article II is readily apparent on the face of such disclosure):

2.1           Organization; Good Standing. Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Florida. Theragroup is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Batya Klein is the owner of 98% of the total membership interest in Theragroup. Each Seller LLC is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction in which the nature of the Seller LLC’s business requires such qualification, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material effect on the Seller’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions.

2.2           Power and Authority. Each of Seller Party has the full power, capacity and authority to execute, deliver and perform their respective obligations under this Agreement and each other agreement, document or instrument to be executed and delivered by them, and to execute, deliver and perform their obligations under each of the other agreements and documents to be executed and delivered by them pursuant to this Agreement. Each of this Agreement and the other agreements and documents to be executed and delivered by the Seller Parties pursuant to this Agreement has been duly authorized, executed and delivered by them, and does not require any further authorization or consent. Each of this Agreement and the other agreements and documents to be executed and delivered herewith are the legal, valid and binding obligations of the Seller Parties, respectively, enforceable against each of them in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies.

2.3           Non-Contravention. The execution, delivery and performance by the Seller Parties of this Agreement and each other agreement, document or instrument to be executed and delivered by the Seller Parties pursuant to this Agreement, and the consummation by the Seller Parties of the Contemplated Transactions, do not and will not: (i) require the consent of or notice to any Governmental Authority in order for such execution, delivery, performance and consummation to be valid, lawful, authorized and enforceable; or (ii) violate or conflict with any Law to which the Seller Party is, or the Success Equity Interests are, subject or bound or (iii) violate or conflict with any of the terms of the Seller Party’s Governing Documents, except, in the case of clauses (i) and (ii), for such violation or conflict that would not reasonably be expected to have a material effect on any Seller Party’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions as and when contemplated by this Agreement. The execution, delivery and performance by the Seller Parties of this Agreement and each other agreement, document or instrument to be executed and delivered by the Seller Parties, and the consummation by the Seller Parties of the Contemplated Transactions, do not and will not: (i) result in the creation of any Encumbrances (other than Encumbrances created in connection with the New Financing) upon the Equity Interests of any of any Transferred Company including the Success Equity Interests; or (ii) violate, conflict with, result in a breach of or default under (with or without notice or lapse of time or both), require notice, filing, consent or other action under, any material Contract to which the Seller or any Seller Party is a party or is bound, except, in the case of clause (ii), for any such violation, default, breach or conflict that would not reasonably be expected to have a material effect on any Seller Party’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions as and when contemplated by this Agreement.

2.4           Ownership of the Success Equity Interests. The Seller is the sole record and beneficial owner of the Success Equity Interests, and has good and marketable title to the Success Equity Interests, free and clear of all Encumbrances (other than restrictions on transfers under applicable securities Laws). The Seller has sole voting power and sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights and powers, and the Seller has not granted any such rights or powers to any other Person. No Seller Party is not a party to any (a) option, warrant, purchase right or other commitment (other than this Agreement) that could require the Seller to sell, transfer or otherwise dispose of any of the Success Equity Interests or (b) any voting trust, proxy, or other agreement or understanding with respect to the ownership, transfer or voting of any of the Success Equity Interests.

2.5           Legal Proceedings. There are no Claims or Orders pending or, to the Knowledge of the Seller, threatened against any Seller Party or any of the Success Subject Companies which would reasonably be expected to adversely affect the ability of any Seller Party to enter into or perform his, her or its obligations under this Agreement or any other Transaction Document, or which seek to restrain, enjoin, delay or obtain damages or other relief in connection with any of the Contemplated Transactions.

2.6           Commissions and Fees. Except as set forth on Section  2.6 of the Seller Disclosure Letter, none of the Seller Parties nor any of the Transferred Companies has any liability of any kind to any investment banker, broker, finder or agent with respect to this Agreement or the Contemplated Transactions.

2.7           Accredited Investor. Each of the Seller Parties is acquiring the Greenbrook Shares to be issued to such Seller Party in connection with this Agreement solely for such Success Party’s own account, and such Greenbrook Shares are being and will be acquired by such Success Party solely for the purpose of investment and not with a view to resale in connection with a distribution thereof in violation of the U.S. Securities Act. The Seller Parties have had, an opportunity to ask questions of and receive answers from the authorized representatives of Greenbrook and to review relevant documents and records concerning the business of Greenbrook and the terms and conditions of this investment in the Greenbrook Shares. Seller Parties are aware that this investment may involve a high degree of risk. Each of the Seller Parties can bear the economic risks of his, her or its direct or indirect investment in the Greenbrook Shares. Seller Parties have such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of their respective direct and indirect investments in the Greenbrook Shares and protecting such Seller Party’s interests in connection with this investment. Each Seller Party understands, that the Greenbrook Shares to be issued in connection with the transactions contemplated hereby may not be transferred or sold except pursuant to the registration provisions of the U.S. Securities Act or pursuant to an applicable exemption therefrom.

Article III
Representations and Warranties Regarding the Success Subject Companies

As a material inducement to the Purchaser and Greenbrook to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Seller Parties, jointly and severally, represent and warrant to the Purchaser and Greenbrook as follows, as of the Effective Date and as of the Closing Date (unless any representation and warranty speaks as of a particular date) except as set forth in the Seller Disclosure Letter (it being agreed that any matter or information disclosed in any specific section or subsection of the Seller Disclosure Letter (whether or not an explicit cross reference appears) will be deemed to be disclosed with respect to any other section or subsection of the Seller Disclosure Letter or this Article III, as applicable, but only to the extent its applicability to such other section or subsections of the Seller Disclosure Letter or this Article III is readily apparent on the face of such disclosure):

3.1            Organization; Good Standing. Success is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of the other Transferred Companies is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation. Each of the Success Subject Companies is duly organized, validly existing and in good standing under the laws of the state of its formation or incorporation. Section 3.1 of the Seller Disclosure Letter contains a true, accurate and complete list of each of the Success Subject Companies owned or managed, directly or indirectly, by Success. Each of the Success Subject Companies is duly qualified to do business as a foreign limited liability company or corporation, as applicable, and is in good standing in each jurisdiction in which the nature of such Success Subject Company’s business requires such qualification, except where the failure to be so qualified and in good standing would not reasonably be expected to result in a material liability to the Success Subject Companies, taken as a whole.

3.2            Power and Authority. Success has the full power, capacity and authority to execute, deliver and perform its obligations under this Agreement, and each of the other Transferred Companies has the full power, capacity and authority to execute, deliver and perform its obligations under each other agreement, document or instrument to be executed and delivered by such Transferred Company pursuant to this Agreement. Each of this Agreement and the other agreements and documents to be executed and delivered by the Transferred Companies pursuant to this Agreement has been duly authorized, executed and delivered by them, and does not require any further authorization or consent of any Seller Party, Success, the Transferred Companies, or any other Person. Each of this Agreement and the other agreements and documents to be executed and delivered herewith are the legal, valid and binding obligations of each of the Transferred Companies, enforceable against each such Transferred Company in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies.

3.3            Non-Contravention. The execution, delivery and performance by Success of this Agreement, and by each of the other Transferred Companies of each other agreement, document or instrument to be executed and delivered by it pursuant to this Agreement, and the consummation by each Transferred Company of the Contemplated Transactions, do not and will not: (i) require the consent of or notice to any Governmental Authority in order for such execution, delivery and performance and consummation to be valid, lawful, authorized and enforceable; (ii) violate or conflict with any Law to which the Transferred Companies are subject or bound; or (iii) violate or conflict with any of the terms of any Transferred Company’s Governing Documents, except, in the case of clauses (i) and (ii), for such violation, default, breach or conflict or the failure to file, receive consent or to take any such action that would not reasonably be expected to be material to the Transferred Companies or the Business or have a material effect on the Seller’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The execution, delivery and performance by Success of this Agreement and of each of the Transferred Companies of each other agreement, document or instrument to be executed and delivered by such Transferred Companies pursuant to this Agreement, and the consummation by each Transferred Company of the Contemplated Transactions, do not and will not: (i) result in the creation of any Encumbrances upon any of the assets of any Transferred Company; or (ii) except as disclosed on Section 3.3 of the Seller Disclosure Letter, violate, conflict with, result in a breach of or a default under (with or without notice or lapse of time or both), require notice, filing, consent or other action under, or accelerate or permit the termination or acceleration of any performance required by the terms of any material Contract, Permit or Order to which any Transferred Company is a party or is bound.

3.4            Subsidiaries; Capitalization; Affiliates. None of the Success Subject Companies owns any Equity Interests in or controls, directly or indirectly, any other corporation, association or business organization, nor is any Success Subject Company a party to any joint venture, partnership, or affiliated service group. Section 3.4 of the Seller Disclosure Letter, sets forth all of the authorized, issued and outstanding Equity Interests of each Success Subject Company and the owners thereof, including the Success Equity Interests. All of the Equity Interests of the Transferred Companies and the Medical Practices have been duly authorized, are validly issued, fully paid and nonassessable, and are held beneficially and of record by the persons indicated on Section 3.4 of the Seller Disclosure Letter, free and clear of any Encumbrances (other than Encumbrances that will be released at or prior to the Closing and Encumbrances created in connection with the New Financing). Except as specifically set forth on Section 3.4 of the Seller Disclosure Letter, there are no outstanding (i) securities of any Success Subject Company convertible into Equity Interests in, or capital stock of, any of the Success Subject Companies, (ii) commitments, options, rights, warrants or other obligations of the Success Subject Companies to issue, sell or otherwise cause to be outstanding any Equity Interests in, or capital stock of, any Success Subject Company or any securities convertible into Equity Interests in, or capital stock of, any Success Subject Company, or to repurchase or otherwise acquire or retire any of its Equity Interests or capital stock, (iii) stock appreciation, phantom stock, profit participation, or similar rights with respect to any Success Subject Company, or (iv) voting trusts, proxies, or other agreements or understandings with respect to the transfer or voting of any of the Equity Interests in, or capital stock of, the Success Subject Companies. No Person other than the Seller LLCs is entitled to receive any of the Greenbrook Shares paid in consideration for the Success Equity Interests hereunder. As of the Closing, the Purchaser will directly be the sole owner, beneficially and of record, of one hundred percent (100%) of the issued and outstanding Equity Interests of Success and, except as set forth on Section 3.4 of the Seller Disclosure Letter, will indirectly be the sole owner, beneficially and of record, of one hundred percent (100%) of the issued and outstanding Equity Interests of each of the other Transferred Companies, in each case free and clear of any Encumbrances other than restrictions on transfer under applicable securities Laws. Except as specifically set forth on Section 3.4 of the Seller Disclosure Letter, none of the Seller Parties nor any of their respective Affiliates, nor any director, manager, officer, employee or other Affiliate of any of the Transferred Companies (x) has any interest in any property (whether real, personal, or mixed and whether tangible or intangible) used by the Success Subject Companies in connection with the Business or (y) owned or owns (of record or as a beneficial owner) an Equity Interest or any other financial interest in any Person that has or has had business dealings or a material financial interest in any transaction related to the Business, or engaged in competition with respect to any services related to the Business in any market presently served by any Success Subject Company (except for ownership of less than three percent (3%) of the outstanding capital stock of any corporation that is publicly traded on any recognized exchange or in the over-the-counter market).

3.5            Company’s Financial Information.

(a)          Attached as Section 3.5(a) of the Seller Disclosure Letter, are true, correct and complete copies of the following financial statements, including the supporting accounts receivable and accounts payable of each of the Transferred Companies (collectively, the “Success Financial Statements”): (i) the unaudited, unreviewed year end statements of assets, liabilities, and members equity of Success as of December 31, 2020 and December 31, 2021; (ii) the related unaudited, unreviewed statements of revenue and expenses of each of the Transferred Companies for each of the fiscal years then ended; and (iii) an unaudited, unreviewed statement of assets, liabilities, and members equity or equity, as applicable, of each of the Transferred Companies as of March 31 2022 (the “Latest Success Balance Sheet Date”), and the related unaudited, unreviewed statements of revenue and expenses for the three month period then ended. The Success Financial Statements (w) are correct, complete and consistent in all material respects with the books and records of the Transferred Companies (which are in turn correct and complete in all material respects), (x) have been prepared in accordance with the Accounting Principles consistently applied throughout the periods covered by the Success Financial Statements, (y) fairly present in all material respects the financial position and the results of operations, changes in equity and cash flows of the Transferred Companies at the respective dates and for the respective periods referred to in the Success Financial Statements, and (z) reflect all material liabilities of the Transferred Companies as of their respective dates. The Transferred Companies have not in the past three (3) fiscal years changed the book value of any assets, liabilities or goodwill of any business acquired by the Transferred Companies. All properties used in the Transferred Companies’ business operations during the periods covered by the Success Financial Statements that are required to be so reflected according to the Accounting Principles are reflected in such Success Financial Statements in accordance with past practices employed by the Transferred Companies. The Success Financial Statements do not contain financial information for any entity or business other than the Transferred Companies.

(b)            Except as set forth on Section 3.5(b) of the Seller Disclosure Letter, the Transferred Companies do not have any Indebtedness outstanding, and no Person has guaranteed, or provided any financial accommodation of, any Indebtedness or liability of or for the benefit of any Transferred Company that would be required to be reflected, accrued or reserved against on the financial statement of such Transferred Company prepared in accordance with the Accounting Principles, other than as set forth in the Success Financial Statements.

3.6            Real Property.

(a)            No Transferred Company owns or has ever owned any real property. No Transferred Company is a party to any Contract or option to purchase any real property or any interest therein.

(b)            Section 3.6(b) of the Seller Disclosure Letter, sets forth a complete and accurate list of all real property leased or subleased by the Transferred Companies (the “Success Leased Real Property”), and a list of all leases and subleases for each such parcel of Success Leased Real Property (each, a “Success Lease”). The Transferred Companies have delivered to the Purchaser a true and complete copy of each Success Lease. All of the Success Leases are in full force and effect, and are valid and enforceable in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies. No Transferred Company has received notice of any, and there exists no, default or event which constitutes or would constitute (with notice or lapse of time or both) a default by a Transferred Company or any other Person under any Success Lease. No Transferred Company has received written notice of any, and to the Knowledge of the Transferred Companies, there exists no, event of default or event which constitutes or would constitute (with notice or lapse of time or both) a default by any other Person under any Success Lease under which any of the Transferred Companies is the sublessee. All rent and other amounts required to be paid on or prior to the Closing Date with respect to each of the Success Leases have been paid. To the Knowledge of the Transferred Companies, no Transferred Company has received notice that the landlord with respect to any Success Lease would refuse to renew such Success Lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

3.7            Intellectual Property Rights. All of the Transferred Companies’ Intellectual Property rights are set forth on Section 3.7 of the Seller Disclosure Letter, except those that are not material to the operations of the Transferred Companies. To the Knowledge of the Transferred Companies, no Transferred Company has any right, title or interest in or to any Intellectual Property that is not included as part of its assets, except those that are not material to the operations of the Transferred Companies. The Transferred Companies own and possess, or have the right to use pursuant to a valid and enforceable written Contract, all Intellectual Property currently used in connection with the operation of the Business, consistent with past practice, except those that are not material to the operations of the Transferred Companies. No Claim is pending, has been made, or to the Knowledge of the Transferred Companies has been threatened, to the effect that the present or past operations of any Transferred Company infringe upon or conflict with the asserted rights of others to such Intellectual Property, or contesting the use or ownership of the Transferred Companies’ Intellectual Property, except for any Claim or group of related Claims which would not reasonably be expected to result in aggregate liabilities, losses and costs in excess of $25,000. To the Knowledge of the Transferred Companies, the conduct of the Business as currently conducted by the Transferred Companies does not infringe upon any Intellectual Property of any other Person. To the Knowledge of the Transferred Companies, no Person is currently infringing upon any of the Transferred Companies’ Intellectual Property.

3.8            Employees and Labor Matters.

(a)            Section 3.8(a) of the Seller Disclosure Letter sets forth the following: (i) a true, complete and accurate list of all employees of, and all independent contractors and consultants providing services to, each Success Subject Company, (ii) each such Person’s date of hire, position and title (if any), (iii) any applicable leave status (i.e., military, medical, disability, workers’ compensation or otherwise) and the date such Person became inactive, as well as the expected return to work date, (iv) such Person’s current rate of compensation (identifying bonuses, commissions, incentive compensation and equity-based compensation, if any, separately), and (v) in the case of an employee: (A) whether such employee is hourly or salaried, (B) whether such employee is classified as exempt or non-exempt, and (C) the number of such employee’s accrued sick days and vacation days. The Success Subject Companies have provided to the Purchaser all employment, independent contractor, consulting and similar agreements for the provision of services to any of the Success Subject Companies and all employee handbooks, policies, programs and arrangements, except for those that are not material to the operations of the Transferred Companies. There are no arrangements, whether written or oral, to increase any compensation paid to any employee, independent contractor, or consultant of the Success Subject Companies other than what has been made available to the Purchaser. No change of control or similar provisions contained in any of the Success Subject Company’s employment agreements will be triggered by the Contemplated Transactions. No Person identified on Section 3.8(a) of the Seller Disclosure Letter has received any bonus or increase in compensation since the Latest Success Balance Sheet Date, nor since such date has there been any promise orally or in writing to any such Person of any bonus or increase in compensation. Each Person who performs (or in the past has performed) services for any Success Subject Company or who otherwise has Claims for compensation from any Success Subject Company has been properly classified as an employee or an independent contractor pursuant to all applicable Laws, including, but not limited to, the Code and ERISA, except for any failures to properly classify thereof that which would not, individually or in the aggregate, reasonably be expected to result in aggregate liabilities, losses and costs in excess of $25,000

(b)            Except as set forth on Section 3.8(b) of the Seller Disclosure Letter, no Success Subject Company has any unsatisfied payment of any salary, wage, benefit, bonus, vacation pay, sick leave, insurance, employment Tax or similar liability to any employee, independent contractor, consultant, other Person in respect of services performed on or prior to the Closing Date.

(c)            No employee, independent contractor, consultant, or other Person providing services to any of the Success Subject Companies, or any group thereof, has informed any Success Subject Company of any plans to terminate his or her employment or other relationship with any Success Subject Company as a result of the Contemplated Transactions or otherwise. No Success Subject Company has taken any action, or, to the Knowledge of the Transferred Companies, failed to take any action, that would reasonably be likely to result in any Claim by a current or former employee of any Success Subject Company that he or she has been constructively terminated or is due severance payments.

(d)            Except as set forth in Section 3.8(d) of the Seller Disclosure Letter, all employees of the Success Subject Companies are employed “at will” or otherwise employed such that the Success Subject Companies may lawfully terminate their employment at any time, with or without cause, without any contractual or statutory obligation to pay severance or the equivalent and without giving rise to any cause of action for wrongful discharge, breach of contract, tort or any other similar Claim at law or in equity. A true, correct and complete copy of any form of non-competition, non-solicitation, proprietary rights, confidentiality or similar agreement currently in force with any employee, independent contractor, consultant, or other Person providing services to the Success Subject Companies, and any material variances therefrom, has been delivered to the Purchaser.

(e)            The Transferred Companies and, to the Knowledge of the Transferred Companies, the other Success Subject Companies, employ individuals who are lawfully permitted to work in the United States and the Success Subject Companies are in compliance in all material respects with all applicable Laws regarding immigration and/or employment of non-citizen workers. No Success Subject Company has been notified of any pending or threatened investigation by any branch or department of the United States Department of Immigration and Customs Enforcement (“ICE”) or any other Governmental Authority charged with administration or enforcement of federal immigration Laws concerning any Success Subject Company, and no Success Subject Company has received any “no match” notices from ICE, the Social Security Administration or the Internal Revenue Service within the twelve (12) months prior to the date of this Agreement.

(f)            Except as set forth in Section 3.8(f) of the Seller Disclosure Letter, the Success Subject Companies have complied in all material respects with all applicable Laws relating to labor, labor relations or employment and employment practices, including, any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety, immigration control, drug testing, termination pay, vacation pay, fringe benefits, occupational safety and health, workers’ compensation, collective bargaining and the payment and/or accrual of the same and all taxes, insurance and all other costs and expenses applicable thereto, and the Success Subject Companies are not liable for any arrearage, or any taxes, costs or penalties for failure to comply with any of the foregoing. Without limiting the generality of the foregoing, no Success Subject Company has incurred a violation of COBRA or other applicable state insurance continuation law. No material COBRA or other state insurance continuation law violation exists or will exist with respect to any employees of any Success Subject Company prior to and including the Closing Date, nor will any such violation occur as a result of the Contemplated Transactions. As of the Closing Date, no Success Subject Company will, nor has any Success Subject Company ever been, an enterprise subject to the WARN Act, and no Success Subject Company has previously incurred, nor will it incur, any liabilities under the WARN Act. The Success Subject Companies maintain and file, to the extent required by Law, a Form EEO-1 with the federal Equal Employment Opportunity Commission. The Success Subject Companies maintain, monitor, and file, to the extent required by Law, any and all required affirmative action plans required as a consequence of any state, federal or local government contracts, including any obligations under Federal Executive Order 11246.

(g)            Except as set forth in Section 3.8(g) of the Seller Disclosure Letter, no Success Subject Company has received any Claims relating to any Success Subject Company’s employees, independent contractors, consultants, or other Persons providing services to the Success Subject Companies or relating to such Person’s employment by the Success Subject Companies, including in the nature of workers’ compensation claims or charges, or complaints of employment discrimination.

(h)            No Success Subject Company is a party to or bound by any collective bargaining agreement, project labor agreement, memorandum of understanding, letter agreement, side agreement, or any other Contract or arrangement with any labor union or labor organization. To the Transferred Companies’ Knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees, independent contractors, consultants or other Persons providing services to any of the Success Subject Companies, nor is any Success Subject Company subject to any charge, demand, union organizational activity, request or recognition, application for certification of a collective bargaining agent, petition or representation proceeding seeking to compel, require or demand it to recognize and/or bargain with any labor union or labor organization. No Success Subject Company is engaged in any unfair labor practice and there is (A) no unfair labor practice charge or complaint pending against any Success Subject Company or, to the Transferred Companies’ Knowledge, threatened against any Success Subject Company before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against any Success Subject Company or, to the Transferred Companies’ Knowledge, so threatened, (B) no strike, labor dispute, slow down, walkout, picketing or work stoppage pending against the Success Subject Companies or, to the Transferred Companies’ Knowledge, threatened against any Success Subject Company, and (C) no employee grievances pending under any previously-established grievance procedure. There is no lockout of any employees of any Success Subject Company, no such action is contemplated by the Success Subject Companies, and, to the Transferred Companies’ Knowledge, no event has occurred or circumstances exist that is reasonably likely to cause any work stoppage or other labor dispute with respect to employees of any Success Subject Company.

3.9            Legal Proceedings.

(a)            Section 3.9 of the Seller Disclosure Letter sets forth a true, correct and complete list of all outstanding material Claims and material Orders that are directed against, relating to or affecting (i) any Success Subject Company or its assets, the Business or Equity Interests of any Success Subject Company including the Success Equity Interests, or (ii) any Success Subject Company’s employees, independent contractors, consultants or other Persons providing services to a Success Subject Company with respect to a Success Subject Company or its assets, the Business or the Equity Interests of any Success Subject Company including the Success Equity Interests.

(b)            There are no pending or, to the Transferred Companies’ Knowledge threatened, (i) Claims or Orders directly against, relating to or affecting any Success Subject Company or its assets, the Business or the Equity Interests of any Success Subject Company including the Success Equity Interests in any material respect, or (ii) legal impediments to the use, operation or ownership of any of the Success Subject Companies or their assets, or the Equity Interests of any Success Subject Company including the Success Equity Interests, or the Business in the Ordinary Course of Business except those that are not material to their use, operation or ownership. Except as set forth on Section 3.9 of the Seller Disclosure Letter, no Success Subject Company has any plan or intention to initiate any Claim against any Person.

(c)            There are no Claims or Orders pending or, to the to the Transferred Companies’ Knowledge threatened, against any Seller Party or Success Subject Company which would reasonably be expected to adversely affect the ability of any Seller Party or Success Subject Company to enter into or perform its obligations under this Agreement or any other Transaction Document, or which seek to restrain, enjoin, delay or obtain damages or other relief in connection with any of the Contemplated Transactions.

3.10            Material Contracts.

(a)            The Seller Parties have delivered, or caused to be delivered, to the Purchaser true, correct and complete copies of all written, and disclosed in writing to the Purchaser all oral, Success Material Contracts (as defined below). All of such Success Material Contracts are valid, binding and enforceable in accordance with their terms and are in full force and effect, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies. Each Success Subject Company has performed in all material respects all obligations required to be performed by it under each Success Material Contract as of the Effective Date (and will have performed in all material respects all obligations required to be performed by it under each Success Material Contract as of the Closing Date) and, to the Transferred Companies’ Knowledge, there is not under any such Success Material Contract any existing default or breach, or any condition or event which with notice or a lapse of time, or both, would constitute a default or breach. No written notice of termination of, or of a desire to renegotiate, any Success Material Contract has been given or received by any Seller Party or Success Subject Company, and no Seller Party or Success Subject Company has any Knowledge of any breach or anticipated breach by any other party to any such Success Material Contract. No default or alleged default by any Success Subject Company exists or will exist as of the Closing Date under any Success Material Contract. Section 3.10(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of the following Contracts to which any of the Success Subject Companies is a party or by which it is bound (collectively, the “Success Material Contracts”):

(i)              Contract with any Health Care Facility from whom any Success Subject Company has received in excess of USD $100,000 in the prior twelve (12)-month period;

(ii)               Contract related to any Success Subject Company’s assets, not made in the Ordinary Course of Business, other than this Agreement;

(iii)            Contract with any Third-Party Payor from whom any Success Subject Company has received in excess of USD $100,000 in reimbursements in any twelve (12)-month period;

(iv)             employment agreement, independent contractor agreement or other Contract for the employment or engagement by any Success Subject Company of any Person involving total annual compensation in excess of USD $75,000;

(v)              Contract with any labor union;

(vi)            bonus, pension, profit-sharing, retirement, or other form of deferred compensation, severance, change in control, retention or other plan or Contract for the benefit of any Transferred Company’s current or former directors, managers, officers, employees or independent contractors;

(vii)            lease with respect to any property, real or personal, whether as lessor or lessee, involving payments by or to any Success Subject Company in excess of USD $20,000 in any twelve (12)-month period;

(viii)           Contract for the future purchase of materials, supplies or equipment involving anticipated future payments in excess of USD $40,000;

(ix)             Contract continuing for a period of more than six (6) months from the date thereof that is not terminable by any Success Subject Company upon notice of thirty (30) days or less without penalty;

(x)             Contract related to any Indebtedness or Guarantee, or placing an Encumbrance on any of the Success Subject Companies’ assets or the Equity Interests of any Transferred Company including the Success Equity Interests;

(xi)             Contract including any covenant that purports to limit the freedom of any Transferred Company or present or future Affiliate or purchaser thereof (including the Greenbrook Companies following the Closing Date) or Seller or, to the Knowledge of the Transferred Companies, any employee of any Success Subject Company, from freely engaging in any business or competing with any Person anywhere in the world, or from soliciting, hiring or engaging any Person;

(xii)             power of attorney or grant of agency;

(xiii)             license with respect to any Intellectual Property (other than off-the-shelf software licenses);

(xiv)           Contract between any Success Subject Company, on the one hand, and the Seller, its members (including the Seller Principals) or any of their respective Affiliates or family members, on the other hand;

(xv)            Contract granting to any Person a right of first refusal or right of first offer on the sale of all or any part of the assets, business or the Equity Interests of any Transferred Company including the Success Equity Interests;

(xvi)           settlement, conciliation, leniency or similar agreement under which any Success Subject Company has any outstanding obligations;

(xvii)           joint venture, partnership or Contract involving a sharing of profits, losses, costs or liabilities with any other Person;

(xviii)          Contract with any Person for the provision of management services; or

(xix)         Contract not described above that is otherwise material to the assets, business, operations of the Success Subject Companies.

(b)            Except as set forth on Section 3.10(b) of the Seller Disclosure Letter, no Contract requires consent from or notice to any third party or will result in any increase in any payment or change in any term provided for in connection with the Contemplated Transactions.

3.11            Subsequent Events. Since the Latest Success Balance Sheet Date, the Success Subject Companies have (i) conducted their business consistent with past practices and in the Ordinary Course of Business and (ii) used their commercially reasonable efforts to preserve the goodwill and organization of their business and their relationships with their customers, vendors, employees and other Persons having business relations with any Success Subject Company. Except as set forth on Section 3.11 of the Seller Disclosure Letter, no Success Subject Company has, since the Latest Balance Sheet Date:

(a)            paid or satisfied or agreed to extend any obligation or liability in an amount exceeding USD $25,000 (absolute, accrued, contingent or otherwise) other than in the Ordinary Course of Business;

(b)            increased or established any reserve for Taxes or any other liability on its books or otherwise provided therefor, except as may have been required due to income or operations of any Transferred Company since the Latest Balance Sheet Date in the Ordinary Course of Business;

(c)            made, revoked or amended any material Tax election, adopted or changed any material accounting method or period, entered into any Tax sharing, allocation or similar agreement, entered into any closing agreement, settled or compromised any Tax claim, assessment or deficiency, surrendered any right to a Tax refund, filed any Tax Return inconsistent with past practice, filed an amended Tax Return, or consented to an extension or waiver of any statute of limitations with respect to Taxes;

(d)            mortgaged, pledged or subjected to any Encumbrance (other than statutory Encumbrances arising in the Ordinary Course of Business) any Transferred Company’s assets, tangible or intangible, or any of the Equity Interests of any Transferred Company including the Success Equity Interests;

(e)            sold, transferred, assigned, leased or licensed any Transferred Company’s assets, cancelled any debts or Claims, or waived any material rights, in each case other than in the Ordinary Course of Business;

(f)            granted any increase or decrease in any salary, hourly wage, compensation, bonus, insurance, pension or other benefit payable, or to become payable, by the Transferred Companies to any director, manager, officer, employee, contractor, consultant or agent (other than normal merit increases in the Ordinary Course of Business), or adopted or entered into any Success Company Plan with respect to any of the foregoing;

(g)            authorized any capital expenditures in excess of USD $25,000;

(h)            failed to pay accounts payable, employees or contractors or failed to bill and collect for services provided by the Business, in each case other than in the Ordinary Course of Business;

(i)            incurred any known liability in excess of USD $25,000, other than in the Ordinary Course of Business;

(j)            changed in any material respect any principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any collection, discount or write-off policy or procedure;

(k)            issued any Equity Interests, bonds or other securities;

(l)            authorized, made, or declared any distribution or dividend;

(m)            experienced a Success Company Material Adverse Effect; or

(n)            entered into any Contract regarding the foregoing.

3.12            Accounts Receivable; Accounts Payable. The accounts receivable as are reflected on the Success Financial Statements and the books and records of the Transferred Companies fairly reflect the amount of the Transferred Companies’ accounts receivable, net of allowances for uncollectible and doubtful amounts and net of contractual allowances related to Third-Party Payor arrangements, all present fairly in conformity in all material respects with the past practices employed by the Transferred Companies in the Ordinary Course of Business, provided that no representation is made as to any amounts that any such Third-Party Payor will pay for services not provided pursuant to a contract between such Third-Party Payor and a Transferred Company. All of the accounts receivable fairly reflected on the Success Financial Statements and arising since the date of the most recent Success Financial Statements arise out of bona fide sales and deliveries of goods, performance of services or other business transactions in the Ordinary Course of Business and are not subject to defenses, deductions, set offs or counterclaims, other than in the Ordinary Course of Business. The Transferred Companies maintain their accounting records in sufficient detail to substantiate the accounts receivable reflected on the Success Financial Statements and the books and records of the Transferred Companies and have given the Purchaser full and complete access to those records. Since the Latest Success Balance Sheet Date, the Transferred Companies have not changed in any material respect any principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any collection, discount or write-off policy or procedure. The accounts payable of the Transferred Companies reflected on the schedules or billing reports or in the Success Financial Statements and such additional accounts payable as are fairly reflected on the books of the Transferred Companies on the Closing Date represent all accounts payable of the Transferred Companies. The Cash of the Transferred Companies shall not be less than Zero Dollars ($0.00) on the Closing Date. Except as set forth on Section 3.12 of the Seller Disclosure Letter, none of the Medical Practices owes, or is owed, any amount, whether pursuant to a Prior Management Services Agreement or otherwise, to or from any of the Transferred Companies.

3.13            Taxes. Except as set forth on Section 3.13 of the Seller Disclosure Letter:

(a)            Each Success Subject Company has duly and timely filed (taking into account valid extensions of time to file) (or has had filed on its behalf) or will file (or will have filed on its behalf), all Tax Returns that it is required to file under applicable Law on or prior to Closing. All such Tax Returns are correct and complete in all material respects and all Taxes owed by the Success Subject Companies (whether or not shown on any Tax Return) have been timely paid. No Success Subject Company is currently under any extension of time within which to file any Tax Return. No Claim has ever been made against any Success Subject Company by a Tax Authority in a jurisdiction where such Success Subject Company does not file Tax Returns that any of the Success Subject Companies is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any Success Subject Company’s assets or the Equity Interests of any Transferred Company including the Success Equity Interests in connection with any failure (or alleged failure) to pay any Tax.

(b)            The Success Subject Companies have duly and timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or other Person. The Success Subject Companies have complied in all material respects with all information reporting and withholding requirements in respect of payments made by the Success Subject Companies.

(c)            None of the Seller Parties, the Success Subject Companies, nor any manager or officer (or employee responsible for Tax matters) of any Success Subject Company reasonably expects any Tax Authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or other Claim concerning any Tax liability of any Success Subject Company. There are no matters relating to Taxes under discussion between any Tax Authority and any Success Subject Company (or the Seller Party or Affiliate thereof, with respect to any Success Subject Company). No Tax Returns filed by any Success Subject Company are currently the subject of an audit, and no Success Subject Company has received any notice indicating that any Tax Returns filed by it are being proposed for an audit. Correct and complete copies of all federal, state and local income Tax Returns, examination reports, and any statements of deficiencies assessed against or agreed to by any Success Subject Company for Tax periods ending on or after December 31, 2016 have been delivered to the Purchaser.

(d)            No Tax Authority has asserted any Tax deficiency outstanding, assessed or proposed against any Success Subject Company.

(e)            Correct and complete copies of all federal, state and local Tax Returns, examination reports, and any statements of deficiencies assessed against or agreed to by any Success Subject Company for Tax periods ending on or after December 31, 2016 have been delivered to the Purchaser.

(f)            No Success Subject Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(g)            No Success Subject Company has granted any Person any power of attorney concerning any Tax matter.

(h)            No Success Subject Company (i) is party to or bound by any closing or other agreement or ruling with any Tax Authority or (ii) has requested, entered into, been issued, or become subject to any private letter ruling or technical advice memorandum of the IRS or comparable rulings or agreements of any other Tax Authority.

(i)            No Success Subject Company has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that would not be deductible by the Success Subject Company under Section 280G of the Code.

(j)            No Success Subject Company (i) is a party to any Tax allocation, sharing or similar agreement or arrangement. (ii) has ever been a member of an affiliated, consolidated, combined or unitary group for Tax purposes, or (iii) has any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee or successor, by Contract or otherwise.

(k)            The unpaid Taxes of the Success Subject Companies did not, as of the most recent fiscal month end, exceed the reserve for Tax liability set forth on the books and records of the Success Subject Companies.

(l)            The Success Subject Companies will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed on or prior to the Closing Date, (iv) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

(m)            No Success Subject Company has, or has ever had, a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the United States. No Success Subject Company is, or has ever been, subject to Tax in a jurisdiction outside the United States. No Success Subject Company is Tax resident in any country other than the United States.

(n)            In the case of each Success Subject Company, one hundred percent (100%) of the issued and outstanding Equity Interests of which the Purchaser shall become the sole direct or indirect owner, beneficially and of record (as of the Closing), such Success Subject Company is and has been at all times since formation a disregarded entity for U.S. federal and applicable state and local income Tax purposes, and such Success Subject Company and its direct and indirect owners have filed all Tax Returns consistent with such treatment. In the case of any other Success Subject Company, less than one hundred percent (100%) of the issued and outstanding Equity Interests of which the Purchaser shall become the direct or indirect owner, beneficially and of record (as of the Closing), such Success Subject Company is and has been at all times since formation classified as a partnership for U.S. federal and applicable state and local income Tax purposes and has filed all Tax Returns consistent with such treatment.

(o)            No Success Subject Company has engaged in a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b).

3.14            Commissions and Fees. Except as set forth on Section 3.14 of the Seller Disclosure Letter there are no valid Claims for brokerage commissions or finder’s or similar fees in connection with the Contemplated Transactions which may be asserted now or in the future against any Success Subject Company or the Purchaser resulting from any action taken by any Success Subject Company, any Seller Party or any of their respective agents or employees.

3.15            Employee Benefit Plans.

(a)            Set forth on Section 3.15(a) of the Seller Disclosure Letter is a true, correct and complete list of each (i) employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA), (ii) employee pension benefit plan (as such term is defined in Section 3(2) of ERISA), (iii) employee benefit plan (as such term is defined in Section 3(3) of ERISA), and (iv) other employee benefit plan, program, policy, commitment, agreement or arrangement (whether or not subject to ERISA) of any kind (including, but not limited to, bonus, commission or incentive compensation plans, equity or equity based compensation, deferred compensation, vacation or other paid-time-off arrangements, fringe benefit, employment, consulting or other service agreements, severance arrangements, etc.) that any of the Success Subject Companies maintains or contributes to (or is required to contribute to) or with respect to which any Success Subject Company has any liability, contingent or otherwise, including on account of any ERISA Affiliate (collectively, the “Success Company Plans”). No Success Company Plan is subject to the laws of a jurisdiction outside of the United States or covers any person residing or primarily working outside the United States.

(b)            Set forth on Section 3.15(b) of the Seller Disclosure Letter is a list of all ERISA Affiliates.

(c)            As applicable with respect to each Success Company Plan, the Success Subject Companies have provided to Purchaser, true and complete copies of (i) each Success Company Plan, including all amendments thereto, and in the case of an unwritten Success Company Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recent annual report (i.e., Form 5500 and all schedules thereto), summary annual report, actuarial report, financial statement and trustee report, (v) the most recent determination, opinion or advisory letter issued by the Internal Revenue Service, (vi) the nondiscrimination testing results (or the applicable safe harbor notices) for the last three (3) complete plan years, (vii) all non-routine records, notices, filings or communications within the last three (3) years to, from or with any Governmental Authority.

(d)            Each Success Company Plan has been established and administered in accordance with its terms and is in compliance (both in form and operation) with all applicable Laws, including ERISA and the Code (including the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws), except for any instances of non-compliance or related instances of non-compliance that would not reasonably be expected to result in aggregate liabilities, losses and costs in excess of $25,000. With respect to every group health plan (as defined in Section 5000 of the Code and Section 607 of ERISA) maintained by or contributed to by any Success Subject Company, no Success Subject Company, nor any of their Representatives has engaged in any action or failed to act in such a manner that, as a result of such act or a failure to act: (i) the ability of any Success Subject Company to deduct contributions to such a plan would be materially impaired, or (ii) the ability of any employee of any Success Subject Company to exclude from income for federal income tax purposes employer-provided benefits under such Success Company Plan would be materially impaired. No Success Subject Company nor any of their Representatives has engaged in any action or failed to act in any manner that would subject any Success Subject Company to liability under the Medicare Secondary Payor Provisions of Section 1862(b) of the Social Security Act, Section 5000 of the Code or the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations promulgated thereunder.

(e)            Each Success Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable IRS opinion or an advisory letter has been issued which may properly be relied upon by the underlying Success Company Plan, each trust established in connection with any Success Company Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and nothing has occurred that would adversely affect the qualified status of any such Success Company Plan. All contributions to, and premium payments to and other payments from, each Success Company Plan that are required to be made in accordance with the terms and conditions thereof and applicable Laws (including ERISA and the Code) have been timely made, and any contributions or premium payments not yet due prior to the Closing Date have been properly accrued.

(f)            No Success Subject Company nor any ERISA Affiliate has maintained, been a participating employer in or contributed to or has any liability with respect to any employee benefit plan (as such term is defined in Section 3(3) of ERISA) (i) subject to Title IV of ERISA, or (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code. No Success Subject Company nor any ERISA Affiliate thereof has sponsored or contributed to, or been required to contribute to or has any liability with respect to, a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), any multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA, or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(g)            Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Success Company Plan that will or may result in any payment’s (whether of severance pay or otherwise) acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former service provider to any Success Subject Company, or (ii) result in any payment or benefit that will or may be made that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b) of the Code and the regulations thereunder. No Success Subject Company has any contracts or obligations (oral or written) to provide a “gross-up” or other reimbursement to any employee, officer or director or other service provider with respect to excise taxes under Section 4999 of the Code. No Success Company Plan provides health or other welfare benefits to former employees of any Success Subject Company other than health continuation coverage pursuant to COBRA. Each Success Company Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Success Subject Company has any contracts or obligations (whether oral or written) to provide a “gross-up” or other reimbursement with respect to any taxes interest or penalties arising due to Section 409A of the Code.

(h)            The Success Subject Companies may terminate any Success Company Plan without consent of any other Person and without incurring material liability. No Success Subject Company has made any announcements, promises or agreements to adopt any new Success Company Plan prior to Closing or amend any current Success Company Plan prior to Closing in a manner that would result in a material liability to any Success Subject Company.

(i)            There are no pending or threatened Claims involving any Success Company Plan (except for individual claims for benefits payable in the normal operation of the Success Company Plans) or any fiduciary thereof or service provider thereto, nor is there any basis for any such Claims.

3.16            Compliance with Laws in General. Each Success Subject Company is operating and has operated in compliance with all Laws applicable to such Success Subject Company and the Business in all material respects. There are no material Claims pending nor, to the Knowledge of the Transferred Companies, threatened with respect to, nor has any Transferred Company received any written notice of, any actual or alleged violation of applicable Law by any Seller Party, any of the Success Subject Companies or any of their directors, managers, officers, employees or agents. Without limiting the generality of the foregoing, no Success Subject Companies and, to the knowledge of the Transferred Companies, no director, officer, employee or agent of a Success Subject Company has, (i) taken any action or failed to take any action that would constitute a violation by such Success Subject Company or its directors, officers employees or agents of any applicable Anti-Bribery Law; (ii) offered, paid, promised to pay or authorized the payment of any money or anything of value (including any property, fee, gift, sample, travel expense, entertainment or commission payment) to any Governmental Authority, for the purpose of influencing any act or decision of such governmental official in his or her official capacity in order to assist any of the Success Subject Companies in obtaining or retaining business for or with, or directing the business to, any person, or in securing any improper advantage; or (iii) offered, paid, promised to pay or authorized the payment of money or anything else of value, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with any Success Subject Company, in a manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any applicable Anti-Bribery Law.

3.17            Health Care Compliance.

(a)            The Success Subject Companies are in compliance and have complied in all material respects with all applicable Health Care Laws and requirements of all Health Care Programs and applicable Third-Party Payor arrangements in which the any of the Success Subject Companies participates or from which any Success Subject Company receives reimbursement. No Claim, including any Claim from the U.S. Department of Health and Human Services, the Centers for Medicare & Medicaid Services, the HHS Office of Inspector General or the U.S. Department of Justice, has been filed, commenced or, to the Transferred Companies’ Knowledge, threatened against any Success Subject Company or its directors, managers, officers or Health Care Providers alleging any failure to so comply.

(b)            Attached as Section 3.17(b) of the Seller Disclosure Letter is a list of all national provider identifiers and all provider numbers of any Success Subject Company with all Federal Health Care Programs. Each Success Subject Company is (i) qualified for participation in, and has current and valid provider contracts with, each Health Care Program in which such Success Subject Company participates, and is and has been in material compliance with the conditions and requirements of such participation, and (ii) eligible for payment under each such Health Care Program for services rendered to qualified beneficiaries. There is no Claim pending or, to the Transferred Companies’ Knowledge, threatened with respect to the revocation, cancellation, rescission, refusal to renew or other adverse modification of any provider number, Contract, certification or other authorization of any Success Subject Company or any Health Care Provider with any Health Care Program.

(c)            The Success Subject Companies have (i) timely filed (taking into account valid extensions of time to file) all material reports and billings required to be filed with respect to each Health Care Program, all of which were prepared in compliance in all material respects with all applicable Laws and Health Care Program requirements, and (ii) paid all known and undisputed refunds, overpayments, discounts and adjustments due with respect to any such report or billing, other than payments currently in process in the Ordinary Course of Business, and there is no pending or threatened appeal, adjustment, challenge, audit (including written notice of an intent to audit), inquiry or litigation by or on behalf of any Health Care Program with respect to any of such reports or billings. Subject to refunds in the Ordinary Course of Business, no Success Subject Company has billed, received or retained any payment or reimbursement in excess of amounts allowed by Law or applicable Health Care Program requirements.

(d)            Each Health Care Provider employed by or under contract with any Success Subject Company is, and at all times during which such Health Care Provider has provided services to or on behalf of any Success Subject Company has been, duly licensed and certified in each applicable jurisdiction to perform the services such Person has provided to or on behalf of any Success Subject Company. There is no Claim pending or, to the Transferred Companies’ Knowledge, threatened to revoke, cancel, rescind, refuse to renew or otherwise adversely modify any such professional license or certification. Each Health Care Provider employed by or under contract with any Success Subject Company currently maintains, and at all times during which such Health Care Provider has provided services to or on behalf of any Success Subject Company has maintained, malpractice insurance of the type and in amounts customarily carried by Persons engaged in activities and practices similar to the Business and, in any event, as required by applicable Law. Section 3.17(d) of the Seller Disclosure Letter sets forth a list of all malpractice policies of insurance maintained by the Health Care Providers providing services to any Success Subject Company. Such policies are outstanding and duly in force and will remain duly in force immediately following the Closing. No Success Subject Company has received any notice with respect to the termination or non-renewal of any such insurance policy or of any alleged breach or default thereunder. No coverage been limited in the last three (3) years by any insurance carrier to which any Health Care Provider providing services to any Success Subject Company has applied for or with which a Health Care Provider has carried a policy. The Success Subject Companies have provided to the Purchaser complete and accurate copies of all such insurance policies and complete claim history reports for all such insurance policies.

(e)            Except as set forth on Section 3.17(e) of the Seller Disclosure Letter, since December 31, 2016, no Success Subject Company nor any of their officers, directors, Health Care Providers, or, to the Transferred Companies’ Knowledge, managers, other employees, or managing employees (as such term is defined in 42 U.S.C. §1320a-5(b)) (i) is or has been a party to an individual or corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or otherwise has any continuing reporting obligations pursuant to any deferred prosecution, settlement or other agreement with any Governmental Authority, (ii) is or has been excluded, suspended, or debarred from, or subject to sanction, charged or been convicted of a crime in connection with, any Health Care Program or under any Health Care Laws; (iii) has direct or indirect liability to any Governmental Authority (other than pursuant to the normal provision of services and reimbursement of routine overpayments); (iv) has been audited or investigated by any Health Care Program or Governmental Authority (other than routine audits in the Ordinary Course of Business); or (v) has had a Contract terminated by any Health Care Program or Governmental Authority for a material breach or material default of the terms of the applicable Contract.

(f)            The Success Subject Companies have security measures in place to protect all Personal Information under their control and/or in their possession and to protect such Personal Information from unauthorized access. To the Transferred Companies’ Knowledge, since December 31, 2016, the Success Subject Companies’ hardware, software, encryption, systems, policies and procedures have been sufficient to protect the privacy, security and confidentiality of all Personal Information in accordance with all applicable Laws, including HIPAA. Since December 31, 2016, no Success Subject Company has suffered any breach in security that has permitted any unauthorized access to the Personal Information under any Success Subject Company’s control or in their possession. The Success Subject Companies have required and do require all third parties to which they provide Personal Information and/or access thereto to maintain the privacy and security of such Personal Information, including by contractually obliging such third parties to protect such Personal Information from unauthorized access by and/or disclosure to any unauthorized third parties. To the Transferred Companies’ Knowledge, the Success Subject Companies have HIPAA compliant business associate agreements in place with all “covered entities” (as defined by HIPAA) from which the Success Subject Companies receive any Personal Information and all Persons to whom the Success Subject Companies disclose or otherwise make available any Personal Information, and the Success Subject Companies are in compliance with all such business associate agreements. Since December 31, 2016, the Success Subject Companies are operating and have operated in material compliance with the HIPAA regulations governing electronic transactions (45 C.F.R. Parts 160 and 162, Subparts I through R) and unique identifiers (45 Parts 160 and 162, Subparts D and F).

3.18            Title to Assets; Sufficiency of Assets. The Success Subject Companies are the sole owners of, and hold good and marketable title to, or otherwise have a valid leasehold interest in, all of their respective assets, free and clear of any Encumbrances, except for Permitted Encumbrances and as set forth on Section 3.18 of the Seller Disclosure Letter and any asset that would not be material to the operations of the Transferred Companies. All inventories, supplies, equipment, furniture and other assets currently owned or leased by the Success Subject Companies in the Ordinary Course of Business are in good operating condition, in a state of reasonable maintenance and repair except for ordinary wear and tear, and perform the function for which they were intended. All inventories, supplies, equipment, furniture and other assets currently owned or used by the Success Subject Companies comprise all of the assets and properties of every type and description that are used in, or necessary to, the conduct of the Business and are adequate to conduct the Business in the Ordinary Course of Business, except for any asset that would not be material to the operations of the Transferred Companies. Except for patient records and contracts to which the Medical Practices is a party, or as otherwise set forth on Section 3.18 of the Seller Disclosure Letter, all assets used by the Medical Practices in the conduct of the Business are owned or leased by the Transferred Companies and have been made available to the Medical Practices pursuant to the Prior Management Services Agreement.

3.19            Permits and Governmental Authorizations. Section 3.19 of the Seller Disclosure Letter contains a true, correct and complete list of all Permits held by the Success Subject Companies, which constitute all of the Permits necessary for the use of any Success Subject Company’s assets and the operation of the Business as presently conducted. All of such Permits have been duly obtained and are in full force and effect, and there are no pending or, to the Transferred Companies’ Knowledge, threatened Claims which would reasonably be expected to result in the revocation, cancellation, suspension or any other adverse modification of any of such Permits. The Success Subject Companies have duly and validly held and complied with, in all material respects, all of such Permits, and, to the Transferred Companies’ Knowledge, there is no basis for believing that any Permit will not be renewable upon expiration. The consummation of the Contemplated Transactions will not conflict with or result in termination of any of such Permits. `The Success Subject Companies have delivered to the Purchaser true and complete copies of all of such Permits.

3.20            Insurance. Section 3.20 of the Seller Disclosure Letter sets forth a list of all policies of insurance maintained by the Success Subject Companies. Such policies are outstanding and duly in force and will remain duly in force immediately following the Closing. At all times, the Success Subject Companies have maintained valid professional liability insurance, including malpractice insurance. A complete and accurate summary of all of such policies is set forth on Section 3.20 of the Seller Disclosure Letter. No Success Subject Company has received any written notice with respect to the termination or non-renewal of any such insurance policy or of any alleged breach or default thereunder. No Success Subject Company has during the last three (3) years been refused any insurance with respect to the assets or operations of the Business, nor has coverage been limited during the last three (3) years by any insurance carrier to which any Success Subject Company has applied for any policy or with which it has carried a policy. The Success Subject Companies have provided to the Purchaser complete and accurate copies of all such insurance policies and complete claim history reports for all such insurance policies.

3.21            Environmental Matters. The Success Subject Companies and the Business have complied in all material respects with all environmental, health, and safety Laws related to the Success Subject Companies or the Business, including all Laws related to Hazardous Materials, and there is no Claim being filed, commenced or, to the Transferred Companies’ Knowledge, threatened alleging any failure to so comply. Without limiting the generality of the preceding sentence, the Success Subject Companies and the Business have obtained and been in compliance in the last three (3) years, in all material respects, with all of the terms and conditions of all Permits which are required under, and have complied in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in, all environmental, health, and safety Laws applicable to the Success Subject Companies or the Business, including all Laws related to Hazardous Materials.

3.22            Changes Related to the Health Care Facilities or Third-Party Payors. No Seller Party or Success Subject Company has received written notice, and, to the Transferred Companies’ Knowledge, no such notice is threatened, that any Health Care Facility or Third-Party Payor that is currently doing business with any Success Subject Company intends to amend, modify, terminate, limit or restrict its arrangement with any Success Subject Company or any of the Success Subject Companies’ Health Care Providers providing services at any Health Care Facility.

3.23            Health Care Providers and Referral Sources. Section 3.23 of the Seller Disclosure Letter sets forth a list of (a) each Health Care Provider providing services directly on behalf of or for the benefit of any Success Subject Company as to which there is a direct or indirect financial relationship (a “Financial Relationship”) between such Health Care Provider or an immediate family member of such Health Care Provider, on the one hand, and such Success Subject Company, on the other hand (excluding the ownership interests of the Seller in any Success Subject Company described on Section 3.4 of the Seller Disclosure Letter, and excluding employment agreements entered into in the Ordinary Course of Business), and (b) each other Person from whom any Success Subject Company or its Representatives receives or sends patient referrals and the nature of any Financial Relationship (if any) between such Person (or an immediate family member of such Person), on the one hand, and any Success Subject Company, on the other hand.

3.24            Bank Accounts; Credit Cards. Set forth on Section 3.24 of the Seller Disclosure Letter is a true, correct and complete list of (i) each bank in which each Success Subject Company has an account or safe deposit box, including the name and account numbers for each such account and a list of the persons authorized to draw upon or have access to each such account; and (ii) the names of all persons to whom credit cards have been issued which may be used to charge to or for the account of any Success Subject Company.

3.25            Books and Records. The Transferred Companies have delivered to the Purchaser the books of account and other records of each of the Success Subject Companies, which are complete and correct in all material respects. The minute books of each of the Transferred Companies contain accurate and complete records in all material respects of all meetings held by, and limited liability company or corporate action (as applicable) taken by, such Transferred Companies and/or their applicable boards of directors, managers, members and/or shareholders, as applicable. At the Closing Date, all of the books and records of or relating to the Success Subject Companies will be in the possession of the Success Subject Companies.

3.26            Malpractice Claims. There are no existing or, to the Transferred Companies’ Knowledge, threatened, malpractice Claims or any other Claims related to the professional negligence of the Success Subject Companies, the Seller Parties or the Success Subject Companies’ employees, independent contractors, consultants, or affiliated medical providers, which Claim is not covered in full by the insurance policies maintained by the Success Subject Companies.

3.27            Coronavirus Pandemic Matters.

(a)            None of the Success Subject Companies applied for, or received, any relief from Taxes or other Tax benefit under the CARES Act or any other Coronavirus Pandemic-related Law, including claiming an employee retention credit or deferring any amount of employer or employee pay-roll Taxes.

(b)            Except as set forth on Section 3.27(b) of the Seller Disclosure Letter, none of the Success Subject Companies applied for, or received, any loans under the CARES Act or any other Coronavirus Pandemic-related Law, including any loans pursuant to the Paycheck Protection Program, any economic injury disaster loans from the U.S. Small Business Administration or any grants from the U.S. Department of Health and Human Services (HHS) under the CARES Act Provider Relief Fund.

3.28            Access to Information and Documents. The Seller Parties have provided, or have caused another of the Success Subject Companies to provide, to the Purchaser and its counsel, accountants and other Representatives access to all the properties, documents, contracts, personnel files and other records of the Success Subject Companies and the Business and has furnished the Purchaser with copies of such documents and with such information with respect to the affairs of the Success Subject Companies as the Purchaser may have from time to time reasonably requested in writing.

3.29            Investment Experience. Each Seller Party is an accredited investor as defined in Rule 501 of Regulation D of the U.S. Securities Act. Each Seller Party is aware that an investment in Greenbrook and the receipt of Greenbrook Shares involves significant risks. Each Seller Party acknowledges that he, she or it is able to bear the economic risk of owning Greenbrook Shares and that each Seller Party has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in Greenbrook Shares.

3.30            No Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NO SELLER PARTY NOR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, IN RESPECT OF THE SELLER, THE SUCCESS SUBJECT COMPANIES OR THE BUSINESS, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY. THE PURCHASER HEREBY ACKNOWLEDGES AND AGREES WITH THE PRECEEDING SENTENCE.

3.31            Independent Investigation; Disclaimer of Reliance. The Seller Parties have conducted their own independent investigation, review, and analysis of Greenbrook, the Greenbrook Shares and the Greenbrook Companies and their respective businesses, and acknowledge (for themselves and on behalf of their Affiliates and Representatives) that they have been provided adequate access to the personnel, premises and properties, assets, books and records, and other documents and data of the Greenbrook Companies for such purpose. The Seller Parties acknowledge and agree that (a) in making their decision to enter into this Agreement and each other agreement, document or instrument to be executed and delivered by the Seller Parties, and the consummation by the Seller Parties of the Contemplated Transactions, the Seller Parties have relied solely upon their own investigation and the express representations and warranties of the Purchaser and Greenbrook set forth in Article IV, and the certificates to be delivered by the Purchaser and Greenbrook pursuant to Section 7.3 of this Agreement, no Seller Party has relied, and neither will it rely, on any other representation or warranty, (b) neither Greenbrook, Purchaser, nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Purchaser, Greenbrook or any of their Subsidiaries, including any representation or warranty as to the accuracy or completeness of any information regarding any Greenbrook Company or its business, results of operations, prospects, condition (financial or otherwise), assets, or liabilities furnished or made available to the Seller Parties or any of their Representatives, or as to the future revenue, profitability, expenses or expenditures, future results of operations, future cash flows, or the future financial condition of the Greenbrook Companies and their respective businesses, or the future business, operations, or affairs of the Greenbrook Companies, or any representation or warranty arising from any Law, except for the representations and warranties expressly set forth in Article IV, and (c) no Greenbrook Company nor any other Person acting on behalf of any of them has or shall have any liability to the Seller Parties or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, profitability, expenses or expenditures, future results of operations, future cash flows, or the future financial condition of the Greenbrook Companies or their future business, operations, or affairs, or any representation or warranty arising from any Law, except for the representations and warranties expressly set forth in Article IV.

Article IV
Representations and Warranties of the Purchaser and Greenbrook

As a material inducement to the Seller Parties to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Purchaser and Greenbrook, jointly and severally, represent and warrant to the Seller Parties as follows, as of the Effective Date and as of the Closing Date (unless any representation and warranty speaks as of a particular date), except (i) except as set forth in the Purchaser Disclosure Letter (it being agreed that any matter or information disclosed in any specific section or subsection of the Purchaser Disclosure Letter (whether or not an explicit cross reference appears) will be deemed to be disclosed with respect to any other section or subsection of the Purchaser Disclosure Letter or this Article IV, as applicable, but only to the extent its applicability to such other section or subsections of the Purchaser Disclosure Letter or this Article IV is readily apparent on the face of such disclosure): and (ii) except as set forth in any publicly available forms, statements, disclosures, reports or documents filed or furnished by it with or to the TSX or the U.S. Securities Exchange Commission (the “SEC”) on or after the date that is three (3) years prior to the Effective Date (except for any disclosures contained in the “Risk Factors” or “Forward Looking Statement” sections or any other forward-looking statements or other disclosures to the extent such disclosures are general, forward-looking or cautionary in nature):

4.1            Organization; Good Standing; Subsidiaries of the Purchaser.

(a)            The Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Purchaser has all necessary powers to own all of its assets and to carry on its business as such business is now being conducted. The Purchaser is duly qualified to do business and is in good standing in all jurisdictions in which the character of the property owned, leased or operated or the nature of the business transacted by it makes qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material effect on the Purchaser’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions.

(b)            Greenbrook is duly organized, validly existing and in good standing under the Laws of the Province of Ontario. Greenbrook has all necessary power to own all of its assets and to carry on its business as such business is now being conducted. Greenbrook is duly qualified to do business and is in good standing in all jurisdictions in which the character of the property owned, leased or operated or the nature of the business transacted by it makes qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material effect on Greenbrook’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions.

(c)            The Purchaser is a wholly owned subsidiary of Greenbrook.

4.2            Power and Authority. Each of the Purchaser and Greenbrook has the full power, capacity and authority to execute, deliver and perform its obligations under this Agreement. This Agreement, and each of the other agreements and documents to be executed and delivered by the Purchaser or Greenbrook, does not require any further authorization or consent of any other Person. Each of this Agreement and the other agreements and documents to be executed and delivered by Purchaser or Greenbrook herewith are the legal, valid and binding obligations of the Purchaser and/or Greenbrook, enforceable against them in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies.

4.3      Non-Contravention. The execution, delivery and performance by the Purchaser and Greenbrook of this Agreement and each other agreement, document or instrument to be executed and delivered by them pursuant to this Agreement and the consummation by the Purchaser and Greenbrook of the Contemplated Transactions, do not and will not: (i) except as set forth on Section 4.3(i) of the Purchaser Disclosure Letter, require the consent of or notice to any Governmental Authority in order for such execution, delivery and performance and consummation to be valid, lawful, authorized and enforceable; (ii) violate or conflict with any Law to which the Purchaser or Greenbrook is subject or bound; or (iii) violate or conflict with any of the terms of the Purchaser’s or Greenbrook’s Governing Documents, except, in the case of clauses (i) and (ii), for any such violation, default, breach or conflict or the failure to file, receive consent or to take any such action that would not reasonably be expected to be material to the Greenbrook Companies or their business or have a material effect on the Purchaser’s or Greenbrook’s ability to perform its obligations under this Agreement and to consummate the Contemplated Transactions. Except as set forth in Section 4.3(ii) of the Purchaser Disclosure Letter, the execution, delivery and performance by the Purchaser and Greenbrook of this Agreement and each other agreement, document or instrument to be executed and delivered by Purchaser or Greenbrook pursuant to this Agreement and the consummation by the Purchaser and Greenbrook of the Contemplated Transactions, do not and will not violate, conflict with, result in a breach of or a default under (with or without notice or lapse of time or      both), require notice, filing, consent or other action under, or accelerate or permit the termination or acceleration of any performance required by the terms of any material Contract, material Permit or Order to which the Purchaser or Greenbrook is a party or is bound.

4.4            Capitalization. Section 4.4 of the Purchaser Disclosure Letter accurately sets forth, as of the Effective Date, all of the issued and outstanding common shares of Greenbrook and capital stock of the Purchaser. All of the issued and outstanding shares of Greenbrook and capital stock of the Purchaser have been duly authorized, are validly issued, fully paid and non-assessable. As of the Effective Date, except for this Agreement and each of the other agreements, documents and instruments to be executed and delivered by Purchaser and Greenbrook pursuant to this Agreement and as may be set forth on Section 4.4 of the Purchaser Disclosure Letter, there are no outstanding Equity Interests, Contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Purchaser or Greenbrook, as applicable, is a party or which is binding upon the Purchaser or Greenbrook, as applicable, providing for the issuance, disposition, acquisition, repurchase, or redemption of any of its equity, capital or profits or any rights or interests exercisable therefor. As of the Effective Date, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Purchaser or Greenbrook. Other than this Agreement or as set forth on Section 4.4 of the Purchaser Disclosure Letter, there are no voting or other agreements or understandings to which Greenbrook or the Purchaser is a party with respect to the voting, transfer or registration of any Greenbrook Shares or other Equity Interests of Greenbrook or granting any person the right to elect, or to designate or nominate for election, a director to Greenbrook.

4.5            Greenbrook Shares as Consideration. The Greenbrook Shares, when delivered pursuant to the terms of this Agreement, shall have been duly and validly authorized and issued as fully-paid and non-assessable common shares in the capital of Greenbrook in accordance with applicable Law, free and clear of any Encumbrances (other than those arising from the Lock-Up Agreement and restrictions on transfers pursuant to applicable Securities Laws).

4.6            Greenbrook Public Disclosure Record.

(a)            The Greenbrook Shares are listed and posted for trading on the TSX and NASDAQ and Greenbrook is a “reporting issuer” or the equivalent in each province and territory in Canada and is not in default in any material respect in the performance of its obligations under the Securities Laws of such jurisdictions and is in compliance, in all material respects, with the applicable rules, policies and regulations of the TSX and NASDAQ. Greenbrook has taken no action designed to, or likely to have the effect of, revoking its reporting issuer status in any jurisdiction where it has such status nor has Greenbrook received any notification that any Canadian or U.S. securities regulatory authority is contemplating revoking Greenbrook’s reporting issuer status. No delisting of, suspension of trading in, or cease trading order with respect to any Greenbrook Shares is in effect or ongoing, and Greenbrook has not received any notification threatening any such delisting, suspension or cease trading order.

(b)            No order, agreement or memorandum of understanding that contemplates ceasing or suspending trading in the Greenbrook Shares is outstanding or in effect and no proceedings or agreement for this purpose have been instituted or, to the Knowledge of Greenbrook, are pending, contemplated or threatened.

(c)            Greenbrook has prepared and timely filed all documents required to be filed by it under applicable Securities Laws and the rules and policies of the TSX and NASDAQ (all such forms, reports, statements, schedules, certificates and other documents filed and furnished, including any amendments thereof, collectively, “Public Filings”). None of the Subsidiaries of Greenbrook is currently required to file any forms, schedules, statements, reports or other documents with the SEC or the TSX. To the knowledge of Greenbrook, as of the date of this Agreement, (i) none of the Public Filings is the subject of ongoing SEC review or outstanding SEC comment and (ii) to the knowledge of Greenbrook neither the SEC, TSX nor any other Governmental Authority is conducting any investigation or review of any Public Filings.

(d)            As of the Effective Date, Greenbrook is a “foreign private issuer” as defined in Rule 3b-5 of the Exchange Act.

(e)            There has been no event, occurrence, incident, or circumstance which would require the filing of a report or disclosure under applicable Securities Laws which has not been so reported or disclosed.

(f)            Since December 31, 2021, Greenbrook has (i) conducted its business in the Ordinary Course of Business consistent with past practices (except as disclosed in the Greenbrook Public Disclosure Documents), and (ii) used its commercially reasonable efforts to preserve the goodwill and organization of its business and its relationships with its customers, vendors, employees and other Persons having business relations with Greenbrook.

(g)            As of the Closing, Greenbrook will have sufficient Greenbrook Shares authorized and ready to be issued to deliver the Purchase Price Shares to the Seller LLCs and the Escrow Agent and consummate the Contemplated Transactions.

4.7            Greenbrook’s Financial Information. Attached as Section 4.7 of the Purchaser Disclosure Letter are true, correct and complete copies of the following financial statements (collectively, the “Greenbrook Financial Statements”): (i) the audited consolidated year-end financial statements of Greenbrook as of and for the years ending December 31, 2021 and December 31, 2020; and (ii) the unaudited consolidated financial statements as of and for the three months ending March 31, 2022 (the “Latest Greenbrook Balance Sheet Date”). Except as set forth on Section 4.7 of the Purchaser Disclosure Letter, the Greenbrook Financial Statements (w) are correct, complete and consistent in all material respects with the books and records of Greenbrook (which are in turn correct and complete in all material respects), (x) have been prepared in conformity with IFRS as issued by the International Accounting Standards Board, consistently applied throughout the periods covered by the Greenbrook Financial Statements (except in the case of unaudited financial statements, subject to the absence of notes and normal year-end adjustments), (y) fairly present in all material respects the consolidated financial performance and cash flows of Greenbrook at the respective dates and for the respective periods referred to in the Greenbrook Financial Statements, in conformity with IFRS as issued by the International Accounting Standards Board. Greenbrook has not in the past three (3) fiscal years changed the book value of any assets, liabilities or goodwill of any business acquired by them. The Greenbrook Financial Statements do not contain financial information for any entity or business other than the Greenbrook Companies.

4.8            Real Property.

(a)            No Greenbrook Company owns or has ever owned any real property. No Greenbrook Company is a party to any Contract or option to purchase any real property or any interest therein.

(b)            All of the Greenbook Leases are in full force and effect, and are valid and enforceable in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies. No Greenbrook Company has received any notice of any, and there exists no default or event which constitutes or would constitute (with notice or lapse of time or both) a default by a Greenbrook Company or any other Person under any Greenbrook Lease. No Greenbrook Company has received any written notice of any and, to the Knowledge of the Greenbrook Companies, there exists no event of default or event which constitutes or would constitute (with notice or lapse of time or both) a default by any other Person under any Greenbrook Lease under which any of the Greenbrook Companies is the sublessee. All rent and other amounts required to be paid on or prior to the Closing Date with respect to each of the Greenbrook Leases have been paid. No Greenbrook Company has received written notice that the landlord with respect to any Greenbrook Lease would refuse to renew such Greenbrook Lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

4.9            Intellectual Property Rights. The Greenbrook Companies own and possess or have the right to use pursuant to a valid and enforceable written Contract all Intellectual Property currently used in connection with the operation of their businesses, consistent with past practice except those that are not material to the operations of the Greenbrook Companies. No Claim is pending, has been made or, to the Knowledge of the Greenbrook Companies, has been threatened to the effect that the present or past operations of any Greenbrook Company infringe upon or conflict with the asserted rights of others to such Intellectual Property, or contesting the use or ownership of the Greenbrook Companies’ Intellectual Property, except for any Claim or group of related Claims which would not reasonably be expected to result in aggregate liabilities, losses and costs in excess of $25,000. To the Knowledge of the Greenbrook Companies, the conduct of the business of the Greenbrook Companies as currently conducted by them does not infringe upon any Intellectual Property of any other Person. To the Knowledge of the Greenbrook Companies, no Person is currently infringing upon any of the Greenbrook Companies’ Intellectual Property.

4.10            Employees and Labor Matters. Except as set forth on Section 4.10 of the Purchaser Disclosure Letter:

(a)            The Greenbrook Companies have complied in all material respects with all applicable Laws relating to labor, labor relations or employment and employment practices, including, any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety, immigration control, drug testing, termination pay, vacation pay, fringe benefits, occupational safety and health, workers’ compensation, collective bargaining and the payment and/or accrual of the same and all taxes, insurance and all other costs and expenses applicable thereto, and the Greenbrook Companies are not liable for any arrearage, or any taxes, costs or penalties for failure to comply with any of the foregoing. Without limiting the generality of the foregoing, no Greenbrook Company has incurred a violation of COBRA or other applicable state insurance continuation law. No COBRA or other state insurance continuation law violation exists or will exist with respect to any employees of any Greenbrook Company prior to and including the Closing Date, nor will any such violation occur as a result of the Contemplated Transactions. As of the Closing Date, no Greenbrook Company will, nor has any Greenbrook Company ever been, an enterprise subject to the WARN Act, and no Greenbrook Company has previously incurred, nor will it incur prior to the Closing Date, any liabilities under the WARN Act. The Greenbrook Companies maintain and file, to the extent required by Law, a Form EEO-1 with the federal Equal Employment Opportunity Commission. The Greenbrook Companies maintain, monitor, and file, to the extent required by Law, any and all required affirmative action plans required as a consequence of any state, federal or local government contracts, including any obligations under Federal Executive Order 11246.

(b)            No Greenbrook Company has any Claim outstanding relating to any Greenbrook Company’s employees, independent contractors, consultants, or other Persons providing services to the Greenbrook Companies or relating to such Person’s employment by the Greenbrook Company, including in the nature of workers’ compensation claims or charges, or complaints of employment discrimination.

(c)            No Greenbrook Company is a party to or bound by any collective bargaining agreement, project labor agreement, memorandum of understanding, letter agreement, side agreement, or any other Contract or arrangement with any labor union or labor organization. To the Greenbrook Companies’ Knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees, independent contractors, consultants or other persons providing services to any of the Greenbrook Companies, nor is any Greenbrook Company subject to any charge, demand, union organizational activity, request or recognition, application for certification of a collective bargaining agent, petition or representation proceeding seeking to compel, require or demand it to recognize and/or bargain with any labor union or labor organization. No Greenbrook Company is engaged in any unfair labor practice and there is (A) no unfair labor practice charge or complaint pending against any Greenbrook Company or, to the Greenbrook Companies’ Knowledge, threatened against any Greenbrook Company before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against any Greenbrook Company or, to the Greenbrook Companies’ Knowledge, so threatened, (B) no strike, labor dispute, slow down, walkout, picketing or work stoppage pending against the Greenbrook Companies or, to the Greenbrook Companies’ Knowledge, threatened against any Greenbrook Company, and (C) no employee grievances pending under any previously-established grievance procedure. There is no lockout of any employees of any Greenbrook Company, no such action is contemplated by the Greenbrook Companies, and, to the Greenbrook Companies’ Knowledge, no event has occurred or circumstances exist that is reasonably likely to cause any work stoppage or other labor dispute with respect to employees of any Greenbrook Company.

4.11         Legal Proceedings.

(a)          There are no pending or, to the Greenbrook Companies’ Knowledge, threatened (i) Claims or Orders directly against, relating to or affecting any Greenbrook Company or its assets, business or Equity Interests in any material respect, or (ii) legal impediments to the use, operation or ownership of any of the Greenbrook Companies or their assets, business or Equity Interests in the Ordinary Course of Business except those that are not material to their use, operation or ownership. No Greenbrook Company has any plan or intention to initiate any Claim against any Person.

(b)          There are no Claims or Orders pending or, to the Knowledge of Purchaser or Greenbrook, threatened against Purchaser, Greenbrook or any other Greenbrook Company which would reasonably be expected to adversely affect the ability of Purchaser or Greenbrook to enter into or perform its obligations under this Agreement or any other Transaction Document, or which seek to restrain, enjoin, delay or obtain damages or other relief in connection with any of the Contemplated Transactions.

4.12         Material Contracts.

(a)            All Greenbrook Material Contracts are valid, binding and enforceable in accordance with their terms and are in full force and effect, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies. Each Greenbrook Company has performed in all material respects all obligations required to be performed by it under each Greenbrook Material Contract as of the Effective Date and, to the Greenbrook Companies’ Knowledge, there is no existing default or breach, or any condition or event which with notice or a lapse of time, or both, would constitute a default or breach, under any of the Greenbrook Material Contracts. No written notice of termination or of a desire to renegotiate any Greenbrook Material Contract has been given or received by any Greenbrook Company, and no Greenbrook Company has any Knowledge of any breach or anticipated breach by any other party to any such Greenbrook Material Contract. To the Knowledge of the Greenbrook Companies, no default or alleged default by any Greenbrook Company exists, or will exist as of the Closing Date, under any Greenbrook Material Contract.

(b)            Except as set forth on Section 4.12(b) of the Purchaser Disclosure Letter, no Greenbrook Material Contract requires consent from or notice to any third party or will result in any increase in any payment or change in any term provided for in connection with the Contemplated Transactions.

4.13            Subsequent Events. Since the Latest Greenbrook Balance Sheet Date, the Greenbrook Companies have (i) conducted their business consistent with past practices and in the Ordinary Course of Business and (ii) used their commercially reasonable efforts to preserve the goodwill and organization of their business and their relationships with their customers, vendors, employees and other Persons having business relations with any Greenbrook Company. Except as set forth on Section 4.13 of the Purchaser Disclosure Letter, no Greenbrook Company has, since the Latest Balance Sheet Date:

(a)            paid or satisfied or agreed to extend any obligation or liability in an amount exceeding USD $25,000 (absolute, accrued, contingent or otherwise) other than in the Ordinary Course of Business;

(b)            increased or established any reserve for Taxes or any other liability on its books or otherwise provided therefor, except as may have been required due to income or operations of any Greenbrook Company since the Latest Balance Sheet Date in the Ordinary Course of Business;

(c)            made, revoked or amended any material Tax election, adopted or changed any material accounting method or period, entered into any Tax sharing, allocation or similar agreement, entered into any closing agreement, settled or compromised any Tax claim, assessment or deficiency, surrendered any right to a Tax refund, filed any Tax Return inconsistent with past practice, filed an amended Tax Return, or consented to an extension or waiver of any statute of limitations with respect to Taxes;

(d)            mortgaged, pledged or subjected to any Encumbrance (other than statutory Encumbrances arising in the Ordinary Course of Business) any Greenbrook Company’s assets, tangible or intangible;

(e)            sold, transferred, assigned, leased or licensed any Greenbrook Company’s assets, cancelled any debts or Claims, or waived any material rights, in each case other than in the Ordinary Course of Business;

(f)            other than retention bonuses not in excess of $25,000 per employee, granted any increase or decrease in any salary, hourly wage, compensation, bonus, insurance, pension or other benefit payable, or to become payable, by the Greenbrook Companies to any director, manager, officer, employee, contractor, consultant or agent (other than normal merit increases in the Ordinary Course of Business), or adopted or entered into any Company Plan with respect to any of the foregoing;

(g)           authorized any capital expenditures in excess of USD $25,000;

(h)           failed to pay accounts payable, employees or contractors or failed to bill and collect for services provided by the Business, in each case other than in the Ordinary Course of Business;

(i)             incurred any known liability in excess of USD $25,000, other than in the Ordinary Course of Business;

(j)            changed in any material respect any principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any collection, discount or write-off policy or procedure;

(k)            issued any Equity Interests, bonds or other securities;

(l)            authorized, made, or declared any distribution or dividend;

(m)          experienced a Greenbrook Company Material Adverse Effect; or

(n)           entered into any Contract regarding the foregoing.

4.14         Taxes.

(a)          Each Greenbrook Company has duly and timely filed (taking into account valid extensions of time to file) (or has had filed on its behalf) or will file (or will have filed on its behalf), all Tax Returns that it is required to file under applicable Law on or prior to Closing. All such Tax Returns are correct and complete in all material respects and all material Taxes owed by the Greenbrook Companies have been paid. No Claim has ever been made against any Greenbrook Company by a Tax Authority in writing in a jurisdiction where such Greenbrook Company does not file Tax Returns that any of the Greenbrook Companies is or may be subject to taxation by that jurisdiction. There are no material Encumbrances on any Greenbrook Company’s assets or Equity Interests in connection with any failure (or alleged failure) to pay any Tax (other than Taxes not yet due and payable).

(b)          The Greenbrook Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or other Person.

(c)          There is no dispute or other Claim concerning any Tax liability of any Greenbrook Company claimed or raised by any Tax Authority in writing. No Tax Returns filed by any Greenbrook Company are currently the subject of a material audit, and no Greenbrook Company has received any notice in writing indicating that any material Tax Returns filed by it are being proposed for an audit.

(d)            No Greenbrook Company has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency, other than in the ordinary course of business.

(e)            No Greenbrook Company (i) is a party to any Tax allocation or Tax sharing agreement, (ii) has ever been a member of an affiliated group filing a consolidated federal income Tax Return (other than any such affiliated group of which the parent is a Greenbrook Company) or (iii) has any liability for the Taxes of any other Person (other than a Greenbrook Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract or otherwise.

(f)            The unpaid Taxes of the Greenbrook Companies did not, as of the most recent fiscal month end, exceed the reserve for Tax liability set forth on the books and records of the Greenbrook Companies.

(g)            The Greenbrook Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law) executed on or prior to the Closing Date, (iv) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

(h)            No Greenbrook Company has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the United States or Canada.

4.15         Commissions and Fees. Except as set forth on Section 4.15 of the Purchaser Disclosure Letter, there are no valid Claims for brokerage commissions or finder’s or similar fees in connection with the Contemplated Transactions which may be asserted now or in the future against any Greenbrook Company resulting from any action taken by any Greenbrook Company or any of their respective agents or employees and none of the Greenbrook Companies has any liability of any kind to any investment banker, broker, finder or agent with respect to this Agreement or the Contemplated Transactions.

4.16         Employee Benefit Plans.

(a)            Each Greenbrook Company Plan has been established and administered in accordance with its terms and is in compliance (both in form and operation) with all applicable Laws, including ERISA and the Code (including the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws), except for any instances of non-compliance or related instances of non-compliance that would not reasonably be expected to result in aggregate liabilities, losses and costs in excess of $25,000. With respect to every group health plan (as defined in Section 5000 of the Code and Section 607 of ERISA) maintained by or contributed to by any Greenbrook Company, no Greenbrook Company, nor any of their Representatives has engaged in any action or failed to act in such a manner that, as a result of such act or failure to act: (i) the ability of any Greenbrook Company to deduct contributions to such a plan would be materially impaired, or (ii) the ability of any employee of any Greenbrook Company to exclude from income for federal income tax purposes employer-provided benefits under such Greenbrook Company Plan would be materially impaired. No Greenbrook Company nor any of their Representatives has engaged in any action or failed to act in any manner that would subject any Greenbrook Company to liability under the Medicare Secondary Payor Provisions of Section 1862(b) of the Social Security Act, Section 5000 of the Code or the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations promulgated thereunder.

(b)            Each Greenbrook Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable IRS opinion or an advisory letter has been issued which may properly be relied upon by the underlying the Greenbrook Company Plan, each trust established in connection with any the Greenbrook Company Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and nothing has occurred that would adversely affect the qualified status of any such Greenbrook Company Plan. All contributions to, and premium payments to and other payments from, each Greenbrook Company Plan that are required to be made in accordance with the terms and conditions thereof and applicable Laws (including ERISA and the Code) have been timely made, and any contributions or premium payments not yet due prior to the Closing Date have been properly accrued.

(c)            No Greenbrook Company nor any ERISA Affiliate has maintained, been a participating employer in or contributed to or has any liability with respect to any employee benefit plan (as such term is defined in Section 3(3) of ERISA) (i) subject to Title IV of ERISA, or (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code. No Greenbrook Company nor any ERISA Affiliate thereof has sponsored or contributed to, or been required to contribute to or has any liability with respect to, a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), any multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA, or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(d)            Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Greenbrook Company Plan that will or may result in any payment (whether of severance pay or otherwise) acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former service provider to any Greenbrook Company, or (ii) result in any payment or benefit that will or may be made that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b) of the Code and the regulations thereunder. No Greenbrook Company has any contracts or obligations (oral or written) to provide a “gross-up” or other reimbursement to any employee, officer or director or other service provider with respect to excise taxes under Section 4999 of the Code. No Greenbrook Company Plan provides health or other welfare benefits to former employees of any Greenbrook Company other than health continuation coverage pursuant to COBRA. Each Greenbrook Company Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Greenbrook Company has any contracts or obligations (whether oral or written) to provide a “gross-up” or other reimbursement with respect to any taxes, interest or penalties arising due to Section 409A of the Code.

(e)            The Greenbrook Companies may terminate any Greenbrook Company Plan without consent of any other Person and without incurring material liability. No Greenbrook Company has made any announcements, promises or agreements to adopt any new Greenbrook Company Plan prior to Closing or amend any current Greenbrook Company Plan prior to Closing in a manner that would result in a material liability to any Greenbrook Company.

4.17         Compliance with Laws in General. Each Greenbrook Company is operating and has operated in compliance with all Laws applicable to such Greenbrook Company and its business in all material respects. There are no material Claims pending nor, to the Knowledge of the Greenbrook Companies, threatened with respect to, nor has any Greenbrook Company received any written notice of, any actual or alleged violation of applicable Law by any Greenbrook Company or any of their directors, managers, officers, employees or agents. Without limiting the generality of the foregoing, no Greenbrook Company and to the knowledge of the Greenbrook Companies, none of their respective directors, officers, employees and agents has, (i) taken any action or failed to take any action that would constitute a violation by such Greenbrook Company or its directors, officers employees or agents of any applicable Anti-Bribery Law; (ii) offered, paid, promised to pay or authorized the payment of any money or anything of value (including any property, fee, gift, sample, travel expense, entertainment or commission payment) to any Governmental Authority, for the purpose of influencing any act or decision of such governmental official in his or her official capacity in order to assist any of the Greenbrook Companies in obtaining or retaining business for or with, or directing the business to, any person, or in securing any improper advantage; or (iii) offered, paid, promised to pay or authorized the payment of money or anything else of value, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with any Greenbrook Companies, in a manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any applicable Anti-Bribery Law.

4.18         Health Care Compliance.

(a)            The Greenbrook Companies are in material compliance and have complied in all material respects with all applicable Health Care Laws and requirements of all Health Care Programs and applicable Third-Party Payor arrangements in which a Greenbrook Company participates or from which any Greenbrook Company receives reimbursement. No Claim, including any Claim from the U.S. Department of Health and Human Services, the Centers for Medicare & Medicaid Services, the HHS Office of Inspector General or the U.S. Department of Justice, has been filed, commenced or, to the Greenbrook Companies’ Knowledge, threatened against any Greenbrook Company or any of their directors, managers, officers or Health Care Providers alleging any failure to so comply.

(b)            Each Greenbrook Company is (i) qualified for participation in, and has current and valid provider contracts with, each Health Care Program in which such Greenbrook Company participates, and is and has been in material compliance with the conditions and requirements of such participation, and (ii) eligible for payment under each such Health Care Program for services rendered to qualified beneficiaries. There is no Claim pending or, to the Greenbrook Companies’ Knowledge, threatened with respect to the revocation, cancellation, rescission, refusal to renew or other adverse modification of any provider number, Contract, certification or other authorization of any Greenbrook Company or any Health Care Provider with any Health Care Program.

(c)            The Greenbrook Companies have (i) timely filed (taking into account valid extensions of time to file) all material reports and billings required to be filed with respect to each Health Care Program, all of which were prepared in material compliance in all material respects with all applicable Laws and Health Care Program requirements, and (ii) paid all known and undisputed refunds, overpayments, discounts and adjustments due with respect to any such report or billing, other than payments currently in process in the Ordinary Course of Business, and there is no pending or threatened appeal, adjustment, challenge, audit (including written notice of an intent to audit), inquiry or litigation by or on behalf of any Health Care Program with respect to any of such reports or billings. Subject to refunds in the Ordinary Course of Business, no Greenbrook Company has billed, received or retained any payment or reimbursement in excess of amounts allowed by Law or applicable Health Care Program requirements.

(d)            Each Health Care Provider employed by or under contract with any Greenbrook Company is, and at all times during which such Health Care Provider has provided services to or on behalf of any Greenbrook Company has been, duly licensed and certified in each applicable jurisdiction to perform the services such Person has provided to or on behalf of any Greenbrook Company. There is no Claim pending or, to the Greenbrook Companies’ Knowledge, threatened to revoke, cancel, rescind, refuse to renew or otherwise adversely modify any such professional license or certification. Each Health Care Provider employed by or under contract with any Greenbrook Company currently maintains, and at all times during which such Health Care Provider has provided services to or on behalf of any Greenbrook Company has maintained, malpractice insurance of the type and in amounts customarily carried by Persons engaged in activities and practices similar to the business of such Greenbrook Company and, in any event, as required by applicable Law. Such policies are outstanding and duly in force and will remain duly in force immediately following the Closing. No Greenbrook Company has received any notice with respect to the termination or non-renewal of any such insurance policy or of any alleged breach or default thereunder. No coverage been limited in the last three (3) years by any insurance carrier to which any Health Care Provider providing services to any Greenbrook Company has applied for or with which a Health Care Provider has carried a policy. The Greenbrook Companies have provided to the Seller complete and accurate copies of all such insurance policies and complete claim history reports for all such insurance policies.

(e)           Since December 31, 2016, no Greenbrook Company nor any of their officers, directors, Health Care Providers, or, to the Greenbrook Companies’ Knowledge, managers, other employees, or managing employees (as such term is defined in 42 U.S.C. §1320a-5(b)) (i) is or has been a party to an individual or corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or otherwise has any continuing reporting obligations pursuant to any deferred prosecution, settlement or other agreement with any Governmental Authority, (ii) is or has been excluded, suspended, or debarred from, or subject to sanction, charged or been convicted of a crime in connection with, any Health Care Program or under any Health Care Laws; (iii) has direct or indirect liability to any Governmental Authority (other than pursuant to the normal provision of services and reimbursement of routine overpayments); (iv) has been audited or investigated by any Health Care Program or Governmental Authority (other than routine audits in the Ordinary Course of Business); or (v) has had a Contract terminated by any Health Care Program or Governmental Authority for a material breach or material default of the terms of the applicable Contract.

(f)            The Greenbrook Companies have security measures in place to protect all Personal Information under their control and/or in their possession and to protect such Personal Information from unauthorized access. To the Greenbrook Companies’ Knowledge, since December 31, 2016, the Greenbrook Companies’ hardware, software, encryption, systems, policies and procedures have been sufficient to protect the privacy, security and confidentiality of all Personal Information in accordance with all applicable Laws, including HIPAA. Since December 31, 2016, no Greenbrook Company has suffered any breach in security that has permitted any unauthorized access to the Personal Information under any Greenbrook Company’s control or in their possession. The Greenbrook Companies have required and do require all third parties to which they provide Personal Information and/or access thereto to maintain the privacy and security of such Personal Information, including by contractually obliging such third parties to protect such Personal Information from unauthorized access by and/or disclosure to any unauthorized third parties. To the Greenbrook Companies’ Knowledge, the Greenbrook Companies have HIPAA compliant business associate agreements in place with all “covered entities” (as defined by HIPAA) from which the Greenbrook Companies receive any Personal Information and all Persons to whom the Greenbrook Companies disclose or otherwise make available any Personal Information, and the Greenbrook Companies are in compliance with all such business associate agreements. Since December 31, 2016, the Greenbrook Companies have been operating and have operated in material compliance with the HIPAA regulations governing electronic transactions (45 C.F.R. Parts 160 and 162, Subparts I through R) and unique identifiers (45 Parts 160 and 162, Subparts D and F).

4.19            Insurance. All policies of insurance maintained by the Greenbrook Companies are outstanding and duly in force and will remain duly in force immediately following the Closing. At all times, the Greenbrook Companies have maintained valid professional liability insurance, including malpractice insurance. No Greenbrook Company has received any written notice with respect to the termination or non-renewal of any such insurance policy or of any alleged breach or default thereunder. Neither Greenbrook Company has during the last three (3) years been refused any insurance with respect to the assets or operations of its business, nor has coverage been limited during the last three (3) years by any insurance carrier to which any Greenbrook Company has applied for any policy or with which it has carried a policy. The Greenbrook Companies have provided to the Seller complete and accurate copies of all such insurance policies and complete claim history reports for all such insurance policies.

4.20       Environmental Matters. Each of the Greenbrook Companies and its business have complied in all material respects with all environmental, health, and safety Laws applicable to such Greenbrook Company or its business, including all Laws related to Hazardous Materials, and there is no Claim being filed, commenced, or, to the Greenbrook Companies’ Knowledge, threatened, alleging any failure to so comply. Without limiting the generality of the preceding sentence, to the Greenbrook Companies’ Knowledge, each of the Greenbrook Companies and its business have obtained and been in compliance in the last three (3) years, in all material respects, with all of the terms and conditions of all Permits which are required under, and have complied in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in, all environmental, health, and safety Laws applicable to any of the Greenbrook Companies or its business, including all laws related to Hazardous Materials.

4.21         Changes Related to the Health Care Facilities or Third-Party Payors. No Greenbrook Company has received written notice, and, to the Greenbrook Companies’ Knowledge, no such notice is threatened, that any Health Care Facility or Third-Party Payor that is currently doing business with any Greenbrook Company intends to amend, modify, terminate, limit or restrict its arrangement with any Greenbrook Company or any of the Greenbrook Companies’ Health Care Providers providing services at any Health Care Facility.

4.22         Malpractice Claims. There are no existing or, to the Knowledge of Greenbrook, threatened, malpractice Claims or any other Claims related to the professional negligence of Greenbrook, the Purchaser or any other Greenbrook Company or any of their respective employees, independent contractors, consultants, or affiliated medical providers, which Claim is not covered in full by the insurance policies maintained by the Greenbrook Companies.

4.23         Access to Information and Documents. Each of the Greenbrook Companies has provided to the Seller and its counsel, accountants and other Representatives all such access to the properties, documents, contracts, personnel files and other records of the Greenbrook Companies and its businesses as has been requested by Seller Parties, and has furnished them with copies of such documents and with such information with respect to the affairs of the Greenbrook Companies as they may have from time to time reasonably requested in writing.

4.24       No Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, AND NOTWITHSTANDING ANY PUBLIC DISCLOSURES GIVEN BY GREENBROOK AS AN ISSUER OF SECURITIES TO ITS SHAREHOLDERS PURSUANT TO APPLICABLE SECURITIES LAWS OR THE RULES AND REGULATIONS OF THE TSX OR NASDAQ, NEITHER GREENBROOK, PURCHASER, NOR THEIR RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, IN RESPECT OF ANY GREENBROOK COMPANY OR THEIR RESPECTIVE BUSINESSES, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY. THE SELLER AND THE SELLER PRINCIPAL HEREBY ACKNOWLEDGE AND AGREE WITH THE PRECEEDING SENTENCE.

4.25            Independent Investigation; Disclaimer of Reliance. The Purchaser and Greenbrook have conducted their own independent investigation, review, and analysis of the Success Subject Companies, the Equity Interests, and the Business, and acknowledge (for themselves and on behalf of their Affiliates and Representatives) that they have been provided adequate access to the personnel, premises and properties, assets, books and records, and other documents and data of the Success Subject Companies for such purpose. The Purchaser and Greenbrook acknowledge and agree that (a) in making their decision to enter into this Agreement and each other agreement, document or instrument to be executed and delivered by the Purchaser and Greenbrook, and the consummation by the Purchaser and Greenbrook of the Contemplated Transactions, the Purchaser and Greenbrook have relied solely upon their own investigation and the express representations and warranties of the Seller Parties set forth in Article II and Article III, and the certificates to be delivered by the Seller Parties pursuant to Section 7.2(i) of this Agreement, neither the Purchaser nor Greenbrook has relied, and neither will rely, on any other representation or warranty, (b) none of the Seller Parties, nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Seller Parties or the Success Subject Companies, including any representation or warranty as to the accuracy or completeness of any information regarding any Seller Party or the Success Subject Companies, or the business, results of operations, prospects, condition (financial or otherwise), assets, or liabilities of the Success Subject Companies furnished or made available to the Purchaser, Greenbrook or any of their Representatives, or as to the future revenue, profitability, expenses or expenditures, future results of operations, future cash flows, or the future financial condition of the Success Subject Companies or the future business, operations, or affairs of the Success Subject Companies, or any representation or warranty arising from any Law, except for the representations and warranties expressly set forth in Article II and Article III, and (c) neither the Seller Parties, nor any other Person acting on their behalf has any liability to the Purchaser, Greenbrook or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, profitability, expenses or expenditures, future results of operations, future cash flows, or the future financial condition of the Success Subject Companies or the future business, operations, or affairs of the Success Subject Companies, or any representation or warranty arising from any Law, except for the representations and warranties expressly set forth in Article II and Article III.

Article V
Covenants

5.1           Conduct of the Business Prior to Closing. From the Effective Date until the Closing (the “Interim Period”), the Transferred Companies shall, and the Seller Parties shall cause each of the Success Subject Companies to, use commercially reasonable efforts to operate in the Ordinary Course of Business and, subject to the requirements of this Agreement, the other Transaction Documents and the Contemplated Transactions, to preserve, maintain and protect their material assets and the goodwill of the Business and to not take any action or omit to take any action that would result in (or would reasonably be likely to result in) any of the closing conditions set forth in Section 7.1 or Section 7.2 to be unsatisfied. Without limiting the foregoing, during the Interim Period, except as otherwise expressly contemplated by this Agreement, as set forth on Part A of Section 5.1 of the Seller Disclosure Letter, or as consented to by the Purchaser or Greenbrook, the Transferred Companies shall not, and the Seller Parties shall cause each of the Success Subject Companies not to:

(a)          sell or dispose of any of their material assets or properties, other than (i) sales or dispositions in the Ordinary Course of Business, (ii) sales or dispositions of obsolete or surplus assets, (iii) sales or dispositions in connection with the normal repair and/or replacement of assets or properties, or (iv) sales or dispositions in accordance with any Material Contract;

(b)          directly or indirectly acquire, whether by merger or consolidation with, or acquiring all or substantially all of the assets of or Equity Interests in, any other Person;

(c)           grant, issue, sell or otherwise dispose of any Equity Interests in any Success Subject Company;

(d)          liquidate, dissolve, reorganize or otherwise wind up the Business or its operations;

(e)           amend or modify their respective Governing Documents;

(f)           effect any recapitalization or reclassification, or effect any like change in its equity capitalization;

(g)          engage in any material new line of business;

(h)          (i) adopt or change any material accounting methods or periods, policies or practices inconsistent with past practice, except as required by applicable Law, (ii) make, revoke or amend any material Tax election, (iii) enter into any Tax sharing, allocation or similar agreement, (iv) enter into any closing agreement, (v) settle or compromise any Tax claim, assessment or deficiency, (vi) surrender any right to a Tax refund, (vii) filed any Tax Return inconsistent with past practice, (viii) file an amended Tax Return, or (ix) consent to an extension or waiver of any statute of limitations with respect to Taxes;

(i)           (A) increase the compensation or benefits of any director, officer, employee or independent contractor of any Success Subject Company (other than increases in base salary for non-officer employees in the Ordinary Course of Business consistent with past practice and not exceeding 5% per employee, provided that such increases are not, in the aggregate, material to the Success Subject Companies), (B) amend, modify, adopt or terminate any Success Company Plan or any arrangement that would be a Success Company Plan if it was in effect on the date of this Agreement, (C) hire or terminate any officer (other than for cause), or (D) hire any new employee whose annual compensation opportunity exceeds $150,000;

(j)           incur, issue, renew, prepay, syndicate, refinance or modify in any material respect the terms of any indebtedness for borrowed money, or assume or guarantee, or otherwise as an accommodation become responsible for, indebtedness for borrowed money owed by any other person, or make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other person (other than one of the Transferred Companies), in each case in an amount in excess of US$1,000,000 individually or US$3,000,000 in the aggregate, including any borrowings under a credit agreement and in respect of letters of credit);

(k)           amend, terminate (unless the counterparty is in default under the applicable Material Contract and such termination is permitted) or waive any material term under any Material Contract other than in the Ordinary Course of Business; or

(l)           agree or commit to do any of the foregoing.

In addition to the foregoing, during the Interim Period, the Seller Parties shall and shall cause each of the Success Subject Companies to, take the specific actions set forth in Part B of Section 5.1 of the Seller Disclosure Letter.

5.2           Conduct of the Purchaser and Greenbrook Prior to Closing. During the Interim Period, Greenbrook shall use commercially reasonable efforts to operate in the Ordinary Course of Business and, subject to the requirements of this Agreement, the other Transaction Documents and the Contemplated Transactions, to preserve, maintain and protect its material assets and the goodwill of its business and to not take any action or omit to take any action that would result in (or would reasonably be likely to result in) any of the closing conditions set forth in Section 7.1 or Section 7.3 to be unsatisfied. Without limiting the foregoing, during the Interim Period, except as otherwise expressly contemplated by this Agreement, as set forth on Section 5.2 of the Purchaser Disclosure Letter, or as consented to by the Seller Parties, Greenbrook shall not:

(a)          sell or dispose of any of its or the Greenbrook Companies’ material assets or properties, other than (i) sales or dispositions in the Ordinary Course of Business, (ii) sales or dispositions of obsolete or surplus assets, (iii) sales or dispositions in connection with the normal repair and/or replacement of assets or properties, or (iv) sales or dispositions in accordance with any Greenbrook Material Contract;

(b)          other than the transactions and arrangements consistent with Purchaser’s past TMS center development practices, directly or indirectly acquire, whether by merger or consolidation with, or acquiring all or substantially all of the assets of or Equity Interests in, any other Person;

(c)          except as set forth on Section 5.2(c) of the Purchaser Disclosure Letter, grant, issue, sell or otherwise dispose of any of its or its Subsidiaries’ Equity Interests;

(d)          liquidate, dissolve, reorganize or otherwise wind up Greenbrook or any of its Subsidiaries;

(e)          amend or modify Greenbrook’s Governing Documents;

(f)           declare, set aside, make or pay any dividend or other distribution, payable in cash, property or otherwise, with respect to any of the capital stock of Greenbrook (excluding, for clarity, any dividend or distribution by a Greenbrook Company to Greenbrook or another Greenbrook Company);

(g)          effect any recapitalization or reclassification, or effect any like change in Greenbrook’s equity capitalization;

(h)          engage in any material new line of business;

(i)           (i) adopt or change any material Tax or accounting methods, policies or practices inconsistent with past practice, except as required by applicable Law, (ii) make, revoke or amend any material Tax election or (iii) enter into any closing agreement affecting any material Tax liability, if such action described in subclauses (i), (ii) or (iii) would reasonably be expected to materially and adversely affect the Greenbrook Companies after the Closing;

(j)           except in the Ordinary Course of Business, materially increase the compensation or employee benefits of any employee of the Greenbrook Companies except (i) any increase in the rate of compensation to any employee in an amount that does not exceed 5% of such Person’s current compensation or (ii) any increases pursuant to any existing Greenbrook Material Contracts or benefit plans;

(k)          except for the New Financing, incur, issue, renew, prepay, syndicate, refinance or modify in any material respect the terms of any indebtedness for borrowed money, or assume or guarantee, or otherwise as an accommodation become responsible for, indebtedness for borrowed money owed by any other person, or make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other person (other than a wholly owned Subsidiary of Greenbrook), in each case in an amount in excess of US$1,000,000 individually or US$5,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice (including any borrowings under a credit agreement and in respect of letters of credit);

(l)           amend, terminate (unless the counterparty is in default under the applicable Material Contract and such termination is permitted) or waive any material term under any Material Contract other than in the Ordinary Course of Business; or

(m)         agree or commit to do any of the foregoing.

5.3           Access to Information. During the Interim Period, the Seller Parties shall, consistent with applicable Laws, provide the Purchaser and its Representatives access, during normal business hours and upon reasonable advance notice, to all the properties, documents, contracts, personnel files and other records of the Success Subject Companies and the Business and shall furnish the Purchaser with copies of such documents and with such information with respect to the affairs of the Success Subject Companies as the Purchaser may from time to time reasonably request; provided that such access does not (a) unreasonably interfere with the normal operations of the Success Subject Companies, or (b) jeopardize in any material respect the privacy, security and confidentiality of any Personal Information in accordance with applicable Laws, including HIPAA. Any and all information provided to, or otherwise accessed by, any of the parties or their Representatives in connection with this Section 5.3 shall be covered by, and subject to the confidentiality obligations set forth in, the Confidentiality Agreement and Section 5.8.

5.4          Exclusive Dealing. During the Interim Period, the Seller Parties and the Transferred Companies will not, and will cause their Representatives not to, take any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Purchaser, Greenbrook and their Affiliates and Representatives) concerning any sale or issuance of Equity Interests of any of the Transferred Companies to any Person, any acquisition or merger involving any of the Transferred Companies, or the sale of any material assets of the Transferred Companies, or a similar transaction.

5.5            Consents and Approvals. Section 5.5 of the Seller Disclosure Letter contains all filings, notices and consents required to convey, transfer and assign the Equity Interests to Purchaser and to consummate the Contemplated Transactions. During the Interim Period and after the Closing, the parties shall work together to make all filings, deliver all notices, and obtain all consents required to convey, transfer and assign the Success Equity Interests to the Purchaser and to consummate the Contemplated Transactions, each in a form reasonably acceptable to the Purchaser. The Seller Parties shall cooperate with and assist the Purchaser and Greenbrook, as they may reasonably request, in obtaining the approval of all regulatory agencies and officials whose approval is required for the transfer of all Permits and other regulatory approvals required to enable the Purchaser to acquire the Success Equity Interests and operate the Business. Moreover, to the extent that any such Permits and other regulatory approvals are not legally transferable, the Seller Parties shall cooperate with and assist the Purchaser, as the Purchaser shall reasonably request, in obtaining new Permits and approvals, as applicable, and the Seller Parties will take all actions necessary to ensure the transfer and continuation of all Permits held by the Success Subject Companies so that the Contemplated Transactions do not result in a material interruption of the operations of the Success Subject Companies or the Business.

5.6            Further Assurances; Continuation of Business. During the Interim Period, the Seller Parties will use commercially reasonable efforts to keep available to the Success Subject Companies and the Purchaser the services of the present employees and contractors of the Success Subject Companies, and to preserve for the Purchaser the goodwill of the customers, suppliers and others having business relationships with the Success Subject Companies. The Seller Parties agree to cooperate with the Purchaser, as the Purchaser may reasonably request, in the transition and change of ownership of the Success Equity Interests, the Business and the Success Subject Companies.

5.7           Non-Competition and Non Solicitation.

(a)          In consideration of the mutual covenants provided for herein to the Seller Parties, during the period beginning on the Closing Date and ending eighteen (18) months following the Closing Date (the “Noncompete Period”), the Seller Parties shall not, except on behalf of the Greenbrook Companies or at the direction of Greenbrook, and the Seller Parties shall cause their respective controlled Affiliates and beneficiaries to not, engage (whether as an owner, operator, manager, investor, employee, officer, director, consultant, advisor, representative, or otherwise), directly or indirectly, in any business that engages, directly or indirectly, in the provision of TMS Services in any state of the United States in which a Greenbrook Company or a Success Subject Company maintains, or is in the process of establishing, one or more locations for the provision of TMS Services as of the Effective Date; provided that the receipt of any Greenbrook Shares pursuant to the terms of this Agreement or otherwise, the ownership of less than 3% of the outstanding stock of any publicly traded entity, and the ownership by the Seller Principals or any of their controlled Affiliates of, any hospital that provides TMS Services shall not be deemed to be a breach of this Section 5.7(a). The parties hereto agree that the covenant set forth in this Section 5.7(a) is reasonable with respect to its duration, geographical area, and scope. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.7(a) is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(b)            The Seller Parties agree that, during the Noncompete Period, they will not (and will cause their Affiliates to not) directly or indirectly, except on behalf of the Transferred Companies or at the direction of the Purchaser, solicit for employment or actually hire (whether as an employee, consultant, agent, independent contractor, or otherwise) any Person employed by, under contract with, or working as an independent contractor for any of the Greenbrook Companies, the Success Subject Companies, or any of their respective Affiliates at any time during the twelve (12)-month period immediately preceding the date of solicitation or employment without the prior written consent of the Purchaser (which consent shall not to be unreasonably withheld, conditioned or delayed); provided that the Seller Principals’ relationship with any employee of the Success Subject Companies in connection with the Seller Principals’ employment by the Purchaser or an Affiliate thereof following the Closing shall not be deemed to be a breach of this Section 5.7(b); and provided further that this Section 5.7(a) shall not restrict the Seller Parties from placing public advertisements or conducting any other form of general solicitation that is not specifically targeted towards the employees of the Greenbrook Companies or the Transferred Companies, including the use of an independent employment agency or search firm whose efforts are not specifically directed at the employees of the Greenbrook Companies or the Success Subject Companies. Notwithstanding anything else contained herein, the Seller Parties may solicit for employment and/or actually hire any former employee of the Success Subject Companies, the Purchaser, or any of their respective Affiliates who was terminated without cause or resigned for good reason, so long as such Person has not been employed by the Success Subject Companies or the Greenbrook Companies, or any of their respective Affiliates for at least twelve (12) months prior to the date of solicitation or hiring.

(c)            The Seller Parties agree that, during the Noncompete Period, they will not (and will cause their Affiliates to not) directly or indirectly, take any action that would reasonably be expected to (i) interfere with, impair, or adversely affect, the business of the Greenbrook Companies, the Success Subject Companies or any of their respective Affiliates or (ii) interfere with, impair, adversely affect, or influence, or attempt to influence a cessation of or reduction in, their business relationships with any of their respective patients, suppliers, licensees, licensors, consultants, subcontractors or other business relations or clients.

(d)          Each of the Seller Parties acknowledges and agrees that in the event of a breach or threatened breach of any of the provisions of this Section 5.7, monetary damages will not constitute a sufficient remedy. Accordingly, each of the Seller Parties agrees that, in the event of any such breach or threatened breach, the Greenbrook Companies or the Transferred Companies or their respective Affiliates, and/or their respective successors or assigns shall, in addition to other rights and remedies existing in their favor, be entitled to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond.

(e)          Each of the Seller Parties acknowledges and agrees that the consideration to be delivered by Greenbrook and the Purchaser on the Closing Date in accordance with this Agreement is sufficient consideration in exchange for the covenants included in this Section 5.7.

(f)          Each of the covenants in this Section 5.7 is intended by each party hereto to be, and shall be construed as, an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Seller Parties bound hereby against the Success Subject Companies, Greenbrook or the Purchaser, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Purchaser or Greenbrook of any covenant in this Section 5.7. The parties hereto agree that the covenants contained in this Section 5.7 are material and substantial parts of the Contemplated Transactions.

5.8            Public Announcements; Confidentiality.

(a)            Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, each of the Seller Parties and the Transferred Companies acknowledges that Greenbrook is a reporting issuer under applicable Securities Laws and is obligated to make immediate public disclosure of the entering into of this Agreement and the material terms thereof and will be required to file a copy of this Agreement on SEDAR and on EDGAR, and each of the Seller Parties consents to the making of such disclosure and such filing and any related communications (including in connection with analyst conference calls) and shall cooperate in the content of such disclosure as the Purchaser and Greenbrook may reasonably request; provided, however, that the Seller Parties shall have a reasonable opportunity to comment on the disclosure related to such filing including as to any parts of this Agreement that may be redacted pursuant to applicable Securities Laws on the basis that they contain confidential or commercially sensitive information of the Seller Parties and the Purchaser and Greenbrook shall consider any such comments in good faith. Neither the Seller Parties, the Success Subject Companies, nor any of their respective Affiliates or Representatives shall make any public announcement or issue any public communication regarding this Agreement, the Contemplated Transactions, or any matter related to the foregoing, without the prior written consent of the Purchaser and Greenbrook; provided that such persons shall not be restricted from making any public disclosure of information that has already been made public by Greenbrook in accordance with this Section 5.8(a).

(b)            The confidentiality provisions of the Confidentiality Agreement shall be incorporated herein and shall be deemed to be applicable with effect from the date hereof until the earlier to occur of (i) the Closing or (ii) two (2) years from the date hereof; provided, however, that in satisfaction of its reporting obligations described in Section 5.8(a), Greenbrook may make immediate public disclosure of a copy of this Agreement and the material terms thereof as required under applicable Securities Laws.

(c)            During the two (2)-year period following the Closing, the Purchaser shall be entitled to the benefit of the confidentiality provisions of the Confidentiality Agreement as they relate to the Success Subject Companies, and the Seller Parties will, and will cause their respective Affiliates and Representatives to, hold in confidence in accordance with the Confidentiality Agreement any and all information concerning the Success Subject Companies that would have been considered “Confidential Information” under the Confidentiality Agreement had it been disclosed to the Purchaser prior to the date hereof, mutatis mutandis, it being understood that the provisions set forth in Section 1 of the Confidentiality Agreement shall apply to any such information.

5.9            No Referral Requirement or Intent. The parties have determined that the Greenbrook Shares payable in exchange for the Success Equity Interests pursuant to this Agreement are equal the fair market value of the Success Equity Interests. Nothing in this Agreement shall be construed to require any Person or any of their respective Affiliates, employees, independent contractors or consultants to make referrals to any other Person. No payment under this Agreement is intended to be, nor shall it be construed to be, an inducement or payment in return for the referral of, or recommending referral of, patients or the ordering, purchasing or leasing of any products or services from or by any of the parties or any of their respective Affiliates.

5.10            Releases. Effective upon and following the Closing, the Seller Parties, on their own behalf and on behalf of each of their Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges the Success Subject Companies, each of their respective Affiliates and each of their and their respective Affiliates’ respective former, current, and future direct or indirect Affiliates, Representatives, equity holders, controlling Persons, shareholders, members, general or limited partners and each of their respective successors and assigns (collectively, the “Seller Released Parties”) from all past, present and future Claims of every kind and nature arising from any matter concerning the Success Subject Companies occurring prior to the Closing Date (other than as contemplated hereby), including for controlling equity holder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Seller Released Parties; provided, however, that nothing in this Section 5.10 shall release the Seller Released Parties from their obligations under this Agreement, obligations regarding the payment of employment compensation or any other employment benefits to Benjamin Klein, and obligations to indemnify, or provide insurance coverage (including but not limited to malpractice insurance and directors’ and officers’ insurance) to, Benjamin Klein. For the avoidance of doubt, the Seller Parties shall be responsible for any breach of the foregoing covenant by their Affiliates and Representatives.

5.11            Retention of Records. For a period of seven (7) years after the Closing Date or for such longer period as may exist under any applicable statutes of limitations, the Seller Parties shall retain all records of the Seller Parties to the extent relating to the Success Subject Companies and Greenbrook and the Purchaser shall retain all records relating to the Transferred Companies, in each case relating the pre-Closing period. Each party shall afford the other party, its counsel and accountants, full access to any such books, records and other data retained by such party pursuant to this Section 5.11, as the other party may reasonably request for legitimate business purposes, including for use in any governmental or regulatory investigation or for determining or verifying any adjustment to the purchase price or any obligation of the Seller Parties hereunder. The Seller Parties shall notify Greenbrook and the Purchaser in writing at least thirty (30) days prior to destroying any such records and the Purchaser shall have the opportunity to take possession or make copies of any such records.

5.12            D&O Indemnification and Insurance.

(a)            The Purchaser agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Transferred Companies as provided in their respective Governing Documents or in any agreement with a Transferred Company shall survive the Closing and shall continue in full force and effect. For a period of one (1) year from the Closing Date, the Purchaser shall cause each Transferred Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Transferred Company’s Governing Documents as applicable, as in effect immediately prior to the Closing Date or in any indemnification agreements of such Transferred Company with any of their current or former respective directors, officers or employees as in effect immediately prior to the Closing Date, and the Purchaser shall cause each Transferred Company to not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Closing Date were current or former directors, officers or employees of a Transferred Company; provided, however, that all rights to indemnification or advancement of expenses in respect of any Claim pending or asserted or any claim made within such period shall continue until the disposition or resolution of such Claim.

(b)            Except as otherwise provided in Section 5.12(e), from and after the Closing Date, and with the benefit of the D&O Tail described in Section 5.12(c), the Purchaser shall, and shall cause each of the Transferred Companies, to the fullest extent permitted under applicable Law, to indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of any Transferred Company and each person who served as a director, officer, member, trustee or other fiduciary of another corporation, partnership, limited liability company, joint venture, trust, proprietorship or other business entity, pension or other employee benefit plan or enterprise at the request or for the benefit of a Transferred Company (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”) against any Damages resulting from, arising out of or otherwise with respect to any actual or threatened Claim, resulting from, arising out of, or otherwise with respect to any action or omission occurring or alleged to have occurred in such D&O Indemnified Party’s capacity as a director, officer or employee of a Transferred Company or in such D&O Indemnified Party’s capacity as a director, officer, member, trustee or other fiduciary of another corporation, partnership, limited liability company, joint venture, trust, proprietorship or other business entity, pension or other employee benefit plan or enterprise at the request or for the benefit of a Transferred Company before the Closing Date (including acts or omissions in connection with such Persons serving as an officer, director, member, trustee or other fiduciary in any entity if such service was at the request or for the benefit of a Transferred Company). In the event of any such Claim, the Purchaser shall cause the Transferred Companies to reasonably cooperate with the D&O Indemnified Party in the defense of any such Claim.

(c)            The Purchaser may, or may cause each Transferred Company (at the Purchaser’s expense) to, obtain prior to the Closing Date one or more customary “tail” insurance policies (the “D&O Tail”) with respect to runoff directors’ and officers’ liability insurance for the period prior to Closing. Purchaser will be responsible for the payment of the D&O Tail premium as well as all other related expenses, and such premium and other amounts shall not be taken into account in the calculation of the Purchase Price Shares or the Post-Closing Net Adjustment Amount.

(d)            The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of each Transferred Company, any other indemnification arrangement, any Law or otherwise. The provisions of this Section 5.12 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 5.12.

(e)            Notwithstanding anything in the foregoing to the contrary, no current or former director, officer or employee of any Success Subject Company shall be entitled to indemnification pursuant to this Section 5.12 in connection with any Claim (a) resulting from the acts or omissions of the Seller Parties prior to the Closing Date, or (b) with regard to which Purchaser or Greenbrook would otherwise be entitled to be indemnified by the Seller Parties in accordance with this Agreement.

5.13            Employee Benefits.

(a)            If, following the Closing, the Purchaser elects to cover the employees of the Transferred Companies who remain so employed following the Closing (the “Continuing Employees”) under any Greenbrook Company Plan:

(i)          the Purchaser and its Affiliates (including the Transferred Companies) shall recognize the length of service of each Continuing Employee for purposes of determining such employee’s eligibility for and the benefits offered pursuant to any Greenbrook Company Plan that takes into account length of service or seniority (provided that no such credit will be provided with respect to any defined benefit pension plan or to the extent that such service credit would result in a duplication of benefits).

(ii)            the Purchaser shall (i) use its commercially reasonable efforts to cause all applicable benefit plan providers, insurers and vendors to waive any and all pre-existing conditions (or actively at work or similar limitations), eligibility waiting periods and evidence of insurability requirements under any group health or welfare plans with respect to the Continuing Employees and their eligible dependents, to the extent waived or satisfied by the applicable employee (or eligible dependent) as of the Closing Date, and (ii) provide the Continuing Employees with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year in which the Closing Date occurs (and prior to the Closing Date) to the extent reflected in records provided to the Purchaser for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefit plans, programs or arrangements in which they are eligible to participate after the Closing Date.

(b)            Nothing contained in this Section 5.13 (i) shall be deemed to be an adoption of, or amendment to, any employee benefit plan program, agreement or arrangement (including, without limitation, any Success Company Plan), or shall limit the right of any Greenbrook Company, Transferred Company or their respective Affiliates to amend any employee benefit plan, program, agreement or arrangement (including, without limitation, any Success Company Plan or Greenbrook Company Plan) at any time following the Closing, (ii) shall be deemed to guarantee any employee of any Transferred Company any right to continued employment for any specific period of time, or to limit the right of any Greenbrook Company or Transferred Company or any of their respective Affiliates to terminate the employment of any employee at any time and for any reason or (iii) shall give any rights to any Continuing Employee or any other Person who is not a party to this Agreement as a third party beneficiary or otherwise.

(c)            401(k) Plans. As of the Closing Date, or as soon as practicable after the Closing Date, Greenbrook shall allow Continuing Employees to enroll in and, with respect to any Continuing Employees who have an account balance under the relevant Success 401(k) Plan (as defined below), allow such Continuing Employees to be enrolled in a retirement plan qualified under Code Sections 401(a) and 401(k) established or maintained by Greenbrook or one of its Affiliates (the “Greenbrook 401(k) Plan”) in accordance with the terms of the Greenbrook 401(k) Plan, except as provided herein. With respect to Continuing Employees, Greenbrook shall make commercially reasonable efforts to (i) cause all minimum service and age requirements for eligibility to participate to be waived (to the extent waived or satisfied under the applicable Success 401(k) Plan) and (ii) cause service of Continuing Employees which is recognized by the appliable Success 401(k) Plan to be recognized as service (for purposes of eligibility to participate and vesting only) with Greenbrook under the Greenbrook 401(k) Plan. As soon as administratively practicable after the Closing Date, Seller Parties and Greenbrook shall work together in good faith and shall arrange for the direct trustee to trustee transfer (in a mutually agreed upon fashion) of all assets and liabilities under the Success 401(k) Plans relating to the Continuing Employees, to the Greenbrook 401(k) Plan, provided that if requested to do so by a Continuing Employee, to accept a direct rollover of such Continuing Employee’s distribution from an account held in the applicable Success 401(k) Plan to an account of the same type (i.e., “Roth” account vs. pre-tax account) under the Greenbrook 401(k) Plan, in accordance with the terms and conditions of the Greenbrook 401(k) Plan. To the extent administratively practicable, such transfer of assets and liabilities shall include loan notes evidencing participant loans. The transfer of Success 401(k) Plan assets and liabilities for the Continuing Employees shall include the full account balances of the Continuing Employees, whether or not fully vested. In furtherance of the foregoing provisions, the Seller Parties shall take all steps and actions as may be necessary or desirable to cause Success and each Transferred Company to terminate any Code Section 401(k) arrangement (each, a “Success 401(k) Plan”) sponsored or maintained by Success or such Transferred Company prior to the Closing Date, including adopting board resolutions to effectuate such termination, which shall be subject to Purchaser's review and comment. Notwithstanding the foregoing or any other provision herein to the contrary, Purchaser reserves the right to notify Seller Parties, at least five (5) Business Days prior to the Closing, of any determination made by Purchaser to continue Success 401(k) Plans following the Closing, in which case, the foregoing provisions relating to termination of the Success 401(k) Plans and related transfer of assets and liabilities and/or account balances from the applicable Success 401(k) Plan to the Greenbrook 401(k) Plan shall be void and null.

5.14            Contracts Requiring Consent. Without limiting Section 7.2(f), if consent in writing to the transactions contemplated by this Agreement has not been obtained from the counterparty or counterparties to any Contract set forth in Section 5.14 of the Purchaser Disclosure Letter as of the Closing, the Seller Parties shall, or shall cause the applicable Transferred Company, to (a) provide notice of the Closing to all of the counterparty(ies) to such Contracts along with a request for consent to the transactions contemplated hereby (which request shall be in form and substance reasonably acceptable to the Purchaser) no later than fifteen (15) days after the Closing Date and (b) use their respective reasonable best efforts to obtain such consents as promptly as practicable after the Closing. No Greenbrook Company nor any of their respective Affiliates (other than the Transferred Companies), shall be obligated to assume any obligations in order to obtain any such consent or otherwise enter into any Contract relating to such consent.

5.15            Success Names. The Purchaser intends to transition the name of each of the Success Subject Companies to the “Greenbrook” brand after Closing. Notwithstanding the foregoing, the Success Names shall be owned by the Purchaser after the Closing and the Purchaser shall have the right to use the Success Names in any stationary, purchase invoice, receipt, letterhead, website, marketing brochure, signage, packaging, promotional item or other document or communication pertaining to the Success Subject Companies.

5.16            Financing Cooperation. Greenbrook shall use its commercially reasonable efforts to obtain, or caused to be obtained, the New Financing on the terms and conditions reasonably satisfactory to the Seller Parties. Greenbrook will deliver prior to the Closing to Seller, if any, true, correct and complete copies of, commitments or highly confident letters, that have been entered into between Greenbrook and the financial institutions identified therein, pursuant to which the financing sources will have agreed to lend the New Financing. The Seller Parties shall provide, and shall cause the Success Subject Companies and their Representatives to provide, all reasonable cooperation in connection with the arrangement of the New Financing including, without limitation, (a) promptly providing to Greenbrook and the Purchaser’s financing sources all material financial information in their possession with respect to the Success Subject Companies and the transactions contemplated by this Agreement as reasonably requested by Greenbrook, the Purchaser or their financing sources, including, but not limited to, information and projections prepared by the Success Subject Companies relating to the Business and the Contemplated Transactions;(b) making the Success Subject Companies’ senior officers and other Representatives reasonably available to such financing sources in connection with such New Financing, to reasonably participate in due diligence sessions and to reasonably participate in presentations related to the New Financing, including, without limitation, presentations to rating agencies; and (c) reasonably assisting in the preparation of one or more appropriate offering documents and assisting such financing sources in preparing other appropriate marketing materials, in each case to be used in connection with the New Financing

5.17          Business Acquisition Report. The Seller Parties hereby covenant and agree to use reasonable efforts to provide, or cause the Success Subject Companies to provide, to the Purchaser and Greenbrook as soon as reasonably practicable after the date hereof, (i) information and documents related to the Success Subject Companies and the Business reasonably required by Greenbrook to prepare and file a business acquisition report (as required by Canadian Securities Laws) and the BAR Financial Statements, and (ii) its cooperation and assistance as may be required by Greenbrook in connection therewith.

5.18            Greenbrook Approvals. Greenbrook shall use reasonable best efforts to seek, as promptly as reasonably practicable and in any event within forty-five (45) days following the date hereof, written consent of a majority of Greenbrook’s shareholders approving the issuance of the Purchase Price Shares, in accordance with the requirements of the TSX (the “Greenbrook Shareholder Approval”).

5.19            MSAs. During the Interim Period, the Seller and the Seller Principal shall and shall cause the Transferred Companies to use reasonable best efforts to procure the entry by each of the Medical Practices and/or the owners thereof into new Management Services Agreements (the effectiveness of which shall be contingent upon the occurrence of the Closing) substantially in the agreed form provided to Seller on the Effective Date (and including new Stock Transfer Restriction Agreements substantially in the agreed form provided to Seller on the Effective Date), with such changes thereto as Purchaser, Seller and the applicable Medical Practices may mutually agree, acting reasonably and in good faith.

Article VI
Nature and Survival; Indemnification

6.1            Nature and Survival. All of the covenants and agreements of the parties contained in this Agreement or in any certificate or instrument executed and delivered in connection with this Agreement, shall survive the Closing until performed in accordance with their terms. All of the representations and warranties contained in this Agreement shall survive the Closing Date until the Indemnification Escrow Release Date; provided, however, that (i) the representations and warranties set forth in Section 3.13 (Taxes), Section 3.17 (Health Care Compliance), Section 4.18 (Health Care Compliance), Section 3.26 (Malpractice Claims) and Section 4.22 (Malpractice Claims) shall survive the Closing until 30 days after the date of expiration of the applicable statute of limitations (as the same may be extended under applicable Law), and (ii) the representations and warranties in Sections 2.1 (Power and Authority), 2.4 (Ownership of the Success Equity Interests), 2.6 (Commissions and Fees), 3.1 (Organization; Good Standing), 3.2 (Power and Authority for Transactions), 3.4 (Subsidiaries; Capitalization; and Affiliates) (other than the last sentence thereof), 3.14 (Commissions and Fees), 4.1 (Organization; Good Standing), 4.2 (Power and Authority), 4.4 (Capitalization), 4.5 (Greenbrook Shares as Consideration), and 4.15 (Commissions and Fees) shall survive indefinitely and not terminate (the “Fundamental Representations”); and provided further that the representations, warranties and indemnities for which an indemnification Claim shall be pending as of the end of the applicable period referred to above shall survive with respect to such Claim until the final disposition thereof. The representations and warranties in this Agreement shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party or be affected by the knowledge of any party seeking indemnification. No party shall be deemed to waive or have waived any Claim for indemnification under this Agreement by reason of its knowledge or reason to know of non-compliance, non-performance, inaccuracy or breach of any representation or warranty or any covenant or agreement of any other party.

6.2            Indemnification by the Seller Parties. From and after the Closing, the Seller Parties and, subject to Section 6.5(g), Bereke (in such capacity, the “Seller Indemnitors”) shall, jointly and severally, indemnify, defend and hold Greenbrook, the Purchaser and their Affiliates (including, after the Closing, the Transferred Companies) and each of their respective Representatives, successors and assigns but excluding any Seller Indemnified Party (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all Damages resulting or arising from, or in respect of:

(a)            any breach, inaccuracy or failure to be true and correct of any representation or warranty made set forth in Article II or Article III;

(b)            any breach of any covenant or agreement of the Seller Parties contained in this Agreement;

(c)            all Indemnified Taxes;

(d)            any Claims made by (i) any current or former equity holder of the Transferred Companies arising out of or related to such current or former equity holder’s direct or indirect ownership in the Transferred Companies or (ii) any other Person arising out of or related to such Person’s claim to direct or indirect ownership in the Transferred Companies, including in the case of clauses (i) and (ii), any Claims related to such current or former equity holder’s or any other Person’s right to participate, directly or indirectly, in the proceeds arising from the Contemplated Transactions; and/or

(e)            any Closing Indebtedness or Transaction Expense which did not reduce the Purchase Price Shares as finally determined pursuant to Section 1.6 and Section 1.7.

6.3            Indemnification by Greenbrook and the Purchaser. From and after the Closing, Greenbrook and the Purchaser (in such capacity, the “Purchaser Indemnitors”) shall indemnify, defend and hold the Seller and each of their respective Representatives (the “Seller Indemnified Parties”) harmless from and against any and all Damages resulting or arising from, or in respect of:

(a)            any breach, inaccuracy or failure to be true and correct of any representation or warranty set forth in Article IV; and/or

(b)            any breach of any covenant or agreement of the Purchaser or Greenbrook contained in this Agreement.

6.4            Indemnification Procedure.

(a)            A Claim for indemnification for any matter not involving a third-party Claim may be asserted by written notice to the party from whom indemnification is sought promptly after the party making such claim becomes aware thereof.

(b)            The following procedures shall apply with respect to indemnification for third-party Claims. If any party that may choose to seek indemnification pursuant to this Agreement (the “Indemnitee”) receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought pursuant to this Agreement against any other party to this Agreement (the “Indemnitor”), the Indemnitee shall notify the Indemnitor in writing of such action or proceeding no later than the earlier to occur of (i) thirty (30) days following the receipt of such notice and (ii) 10 days prior to the date a response to such notice is required by Law. Except as otherwise provided below, if any such action or other proceeding shall be brought against any Indemnitee, the Indemnitor shall, upon written notice given to the Indemnitee within twenty (20) days following receipt by the Indemnitor of such notice from an Indemnitee, be entitled to assume the negotiation or defense of such action or proceeding with counsel chosen by the Indemnitor and reasonably satisfactory to such Indemnitee. Any Indemnitee may at its own expense retain separate counsel to participate in such defense. The Indemnitor shall not have the right to settle or compromise, or consent to the entry of any judgment in, any pending or threatened Claim that is subject to indemnification hereunder without the Indemnitee’s prior written consent if such settlement includes (i) (subject to the further limitations set forth in the immediately following sentence) any injunction or other equitable remedy in respect of the Indemnitee or its business or (ii) liabilities which would not be fully indemnified pursuant to this Article VI. Notwithstanding the foregoing, the Indemnitor shall not have the right to assume the defense of a third-party Claim if (i) such Claim would reasonably be expected to result in criminal proceedings or is based on criminal laws, (ii) such Claim seeks an injunction or other equitable remedy, (iii) such Claim would reasonably be expected to have a material adverse effect on the business or financial condition of the Indemnitee, or (iv) upon petition by the Indemnitee, an appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such Claim. Notwithstanding the foregoing, any Indemnitee shall have the right to employ separate counsel at the Indemnitor’s expense and to control its own defense of any third-party Claim if (A) a conflict or potential conflict exists between any Indemnitor and such Indemnitee and the Indemnitee’s counsel has advised it in writing that separate representation advisable as a result thereof, (B) the employment of such counsel shall have been authorized in writing by the Indemnitor, or (C) the Indemnitor shall not have employed counsel in the defense of such Claim after ten (10) days’ advance written notice by the Indemnitee. In no event shall the Indemnitor be required to pay fees and expenses under this Article VI for more than one firm of attorneys on behalf of the Indemnitee in any jurisdiction in any one action or proceeding or group of related actions or proceedings. A delay on the part of an Indemnitee in notifying the Indemnitor of any action or other proceeding in respect of which indemnification or reimbursement may be sought under this Article VI, under circumstances that would require such notification pursuant to this Section 6.4, will not relieve the Indemnitor from any obligation under this Article VI unless, and then solely to the extent that, the Indemnitor is prejudiced thereby. If the Indemnitor assumes the defense of any third-party Claim, the Indemnitor shall be fully responsible for (i) all Damages resulting from or relating to such Claim, subject to the limitations on indemnification expressly set forth in this Article VI, and (ii) all expenses incurred by such Indemnitor in connection with the defense or settlement of such third-party Claim.

6.5            Limitations. The parties agree that the liabilities and obligations of an Indemnitor under this Article VI shall be limited as follows:

(a)            The obligations of the Seller Indemnitors under Section 6.2(a) and the Purchaser Indemnitors under Section 6.3(a) shall not exceed an amount equal to the Closing VWAP of fifteen percent (15%) of the Purchase Price Shares (the “Cap”); provided, however, that the Cap shall not apply with respect to (i) Claims involving the breach of any Fundamental Representation or (ii) in the case of Fraud by the Seller Indemnitors or the Purchaser Indemnitors, as the case may be, which Claims together with any claims under clause (i) shall be indemnifiable up to the amount of the Closing VWAP of the Purchase Price Shares.

(b)            Neither the Purchaser Indemnified Parties nor the Seller Indemnified Parties shall be entitled to recover any Damages pursuant to Section 6.2(a) or Section 6.3(a), respectively, for an individual Claim or group of related Claims unless the amount of Damages that the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, would otherwise recover pursuant to Section 6.2(a) or Section 6.3(a) with respect to such claim or group of related claims exceeds $25,000 (the “Per Claim Threshold”).

(c)            Neither the Purchaser Indemnified Parties nor the Seller Indemnified Parties shall be entitled to recover any Damages pursuant to Section 6.2(a) or Section 6.3(a), respectively, until the total Damages that the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, would otherwise be entitled to recover pursuant to Section 6.2(a) or Section 6.3(a) exceeds one percent (1%) of the Purchase Price Shares (the “Deductible”), and then only to the extent of any such excess, it being understood that the portion of the amount of any individual claim or group of related claims less than the Per Claim Threshold shall be ignored in determining whether the Deductible has been exceeded; provided, however, that the Deductible shall not apply with respect to Claims involving the breach of any Fundamental Representation or in the case of Fraud.

(d)            In determining whether any inaccuracy in or breach of any representation, warranty, covenant or agreement has occurred for purposes of this Article VI, in determining the amount of Damages for purposes of this Article VI, the terms “material,” “in all material respects”, “Greenbrook Material Adverse Effect,” “Success Companies Material Adverse Effect,” and other similar qualifications based upon materiality shall be disregarded and given no effect, except that such qualifications shall be given effect for purposes of the definitions of “Material Adverse Effect,” “Greenbrook Material Adverse Effect,” “Success Companies Material Adverse Effect,” and “Material Contracts” and shall also be given effect as used in Section 3.5(a) and Section 4.8(a).

(e)            In the event of any breach, violation or misrepresentation giving rise to an indemnification obligation under this Article VI or otherwise in connection with the Contemplated Transactions, to the extent required by applicable Law, the Indemnitee shall take, and shall cause its Affiliates to take, reasonable measures to mitigate the Damages arising from such breach, violation or misrepresentation (including taking steps to prevent any contingent liability from becoming an actual liability).

(f)            Notwithstanding anything else contained herein, no Indemnitee shall be permitted to recover unforeseeable or indirect damages or any damages based on a multiple of earnings, lost profits or similar valuation methodologies.

(g)            The obligations of Bereke in its capacity as a Seller Indemnitor pursuant to this Article VI are limited to the forfeiture of any Purchase Price Shares actually held by Bereke and not the obligation to make any cash payment or recourse to other assets of Bereke; provided that this Section 6.5(g) shall not be deemed to limit the obligations of any other Seller Indemnitor under this Article VI or the rights of any Purchaser Indemnified Party against any other Seller Indemnitor or against the assets of such other Seller Indemnitor.

6.6            Manner of Payment; Escrow; Indemnification in Excess of Escrow.

(a)            Indemnification by the Seller Indemnitors.

(i)            All payments to the Purchaser Indemnified Parties in respect of indemnification Claims pursuant to this Article VI shall first be satisfied from the Indemnification Escrow (to the extent the Indemnification Escrow Shares then remaining in the Indemnification Escrow are sufficient) and the parties shall execute the necessary documents instructing the Escrow Agent to make the applicable payments. For purposes of determining the number of Indemnification Escrow Shares used to satisfy any Indemnity Claim, each Indemnification Escrow Share shall be valued at the Closing VWAP. Any Indemnification Escrow Shares used to satisfy any Claims of the Purchaser Indemnified Parties shall be forfeited by the Seller Indemnitors for no consideration and the Escrow Agent shall promptly return such Indemnification Escrow Shares to Greenbrook or its transfer agent for cancellation.

(ii)            To the extent the Indemnification Escrow has been exhausted, the Seller Indemnitors may satisfy indemnification Claims of the Seller Indemnitors directly through the forfeiture by the Seller Indemnitors of such number of Greenbrook Shares owned by the Seller Indemnitors as are necessary to satisfy such outstanding indemnification Claims (up to the amount of the cap applicable to such Claim in accordance with Section 6.5(a)) (with each share being valued for this purpose at the Closing VWAP); provided, however, that once the Indemnity Escrow has been exhausted, the Seller Indemnified Parties may elect to satisfy any amounts due to a the Purchaser Indemnified Party as a result of an indemnification Claim not satisfied by the Indemnification Escrow Shares in cash, by way of wire transfer of immediately available funds, in lieu of forfeiting Greenbrook Shares. The Seller Indemnitors may elect to pay any such amounts by way of cash payment by written notice to the Purchaser Indemnified Parties at least two (2) Business Day prior to the date on which such payment is due. A failure to make such an election within the two (2) Business Day period shall be treated as an election to satisfy the deficiency through the forfeiture of Greenbrook Shares, and Greenbrook shall have the authority to instruct its transfer agent to effect the forfeiture and cancellation of the applicable number of Greenbrook Shares (valued at the Closing VWAP) in the shareholders’ register of Greenbrook to satisfy the outstanding indemnification Claims (or such portion thereof not satisfied by the Indemnification Escrow), without the need for further action or consent on the part of the Seller Indemnitors or the Purchaser pursuant to the power of attorney set forth in Section 1.9.

(iii)            For the avoidance of doubt, any indemnification by the Purchaser Indemnified Parties shall be subject to the limitations on indemnification expressly set forth in this Article VI.

(iv)            For the avoidance of doubt, notwithstanding anything to the contrary herein, in any situation where indemnification is required to be paid by the Seller Indemnitors and the Seller Indemnitors do not hold adequate Greenbrook Shares to pay such indemnification Claim in Greenbrook Shares, any additional amount of indemnification Claims required to be paid hereunder shall be paid in cash.

(b)            Indemnification by the Purchaser Indemnitors.

(i)            Any indemnification by the Purchaser Indemnitors of the Seller Indemnified Parties pursuant to this Article VI may be satisfied, in the Purchaser’s sole and absolute discretion, either (i) in cash by wire transfer effected by wire transfer of immediately available funds from the Purchaser to an account designated in writing by the applicable the Seller Indemnified Party or (ii) by the issuance and delivery of an amount of additional Greenbrook Shares to the Seller LLCs in their respective Allocated Portions equal in value to the payment due on such indemnification Claim (valued for this purpose at the Closing VWAP), in either case within five (5) days after the final resolution thereof.

(ii)            For the avoidance of doubt, any indemnification by the Purchaser Indemnified Parties shall be subject to the limitations on indemnification expressly set forth in this Article VI.

(c)            Notwithstanding anything herein to the contrary:

(i)            if any amount that has been finally determined by a court of competent jurisdiction or otherwise agreed to by the parties to be owed to the Purchaser or any other Purchaser Indemnified Party pursuant to this Agreement has not been paid under this Agreement, the Purchaser shall have the option to set off any such unpaid amount against any amounts the Purchaser may owe to the Seller Indemnified Parties;

(ii)            Greenbrook and the Purchaser may elect, in their sole discretion, to set off from any amount otherwise owed to the Seller Parties hereunder, the amount of any Damages incurred by the Greenbrook Companies (including the Transferred Companies following the Closing Date) resulting from (A) any matter indemnifiable by the Seller Indemnitors pursuant to this Article VI, (B) any Seller Party’s breach of any of its obligations set forth in Section 5.7, (C) any breach by Benjamin Klein of his New Employment Agreement, or (D) termination of the Benjamin Klein’s employment with the Greenbrook Companies for Cause (as defined in Benjamin Klein’s New Employment Agreement).

(iii)            no exercise of right of set off or any other offset, adjustments or other under this Article VI shall limit or otherwise restrict a party’s right to seek injunctive relief or recover Damages in excess of the amounts recovered by such party in accordance with this Article VI.

(d)            Any indemnity payment under this Agreement (including any such payments out of the Indemnification Escrow) shall be treated as an adjustment to the purchase price of the Success Equity Interests for Tax purposes.

(e)            With respect to each indemnification obligation contained in this Agreement, all Damages shall be reduced by the amount of any third-party insurance, or other indemnity, reimbursement proceeds, or third-party payment that have actually been recovered by the Indemnitee in connection with the facts giving rise to the right of indemnification, net of any deductible and costs and expenses incurred by the Indemnitee in connection therewith (it being agreed that if such net proceeds in respect of such facts are actually recovered by the Indemnitee subsequent to the Indemnitor’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such net proceeds shall be promptly remitted to the Indemnitor to the extent such reduction of the Damages would have reduced the Indemnitor’s indemnification obligations). Upon making any payment to the Indemnitee for any Claim pursuant to this Article VI, the Indemnitor shall be subrogated, to the extent of such payment, to any rights which the Indemnitee may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnitee shall assign any such rights to the Indemnitor; provided that the Indemnitor shall not be subrogated to any claims against any other Indemnitee.

(f)            Notwithstanding the fact that any Indemnitee may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnitee shall be entitled to recover the same amount of any Damage suffered by such Indemnitee, regardless of whether such Damage may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise; provided, however, that, except as otherwise limited in accordance with Section 6.5 of this Agreement, (i) nothing in the foregoing shall prevent an Indemnitee from recovering all of its Damages arising from such set of facts, regardless of which representation, warranty, obligation, covenant, or theory of indemnity is advanced by the Indemnitee in seeking recovery, and (ii) any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

6.7            Exclusive Remedy. From and after the Closing, the Purchaser Indemnified Parties’ and the Seller Indemnified Parties’ sole and exclusive remedies against the Seller Indemnitors and the Purchaser Indemnitors, respectively, whether in any individual, corporate or any other capacity, with respect to any and all Claims (other than proven Claims for Fraud and the provisions of Section 1.7 and Article VIII with respect to disputes to be determined pursuant thereto) relating (directly or indirectly) to this Agreement or the Contemplated Transactions, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be pursuant to the provisions of this Article VI. The provisions in this Agreement relating to indemnification, and the limits imposed on each party’s remedies with respect to this Agreement and the Contemplated Transactions were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the consideration to be received by the parties hereunder. No party may avoid the limitations on liability set forth in this Article VI by seeking damages for breach of contract, tort or pursuant to any other theory of liability. Nothing in this Section 6.7 shall limit the rights of any party to obtain specific performance of any other party’s obligations hereunder in accordance with Section 10.15.

Article VII
Conditions to Closing

7.1            Mutual Conditions. The respective obligations of the Purchaser and the Seller Parties to consummate the Contemplated Transactions shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a)            none of the parties shall be subject to any Order by a court of competent jurisdiction or any pending or threatened litigation which (i) prevents or materially delays the consummation of the Contemplated Transactions or (ii) would impose any material limitation on the ability of the Purchaser to own the Transferred Companies and/or the Equity Interests of any Success Subject Company including the Success Equity Interests;

(b)            no Law shall have been enacted by a Governmental Authority that makes the sale or purchase of the Success Equity Interests or any other part of the Contemplated Transactions illegal;

(c)            the New Financing will be consummated on the Closing Date on terms and conditions reasonably satisfactory to the parties hereto, subject only to the consummation of the Contemplated Transactions and any closing conditions and deliverables under the New Financing that will be satisfied on the Closing Date;

(d)            the TSX shall have conditionally approved for listing on the TSX the Greenbrook Shares comprising the Purchase Price Shares; and

(e)            the NASDAQ shall have issued a ‘completion of review’ notification to Greenbrook in respect of the Transaction.

7.2            Conditions to Obligations of the Purchaser. The obligations of the Purchaser to acquire the Success Equity Interests and to consummate the other Contemplated Transactions shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (any of which may be waived by in writing the Purchaser):

(a)            the representations and warranties in Article II and Article III shall have been true and correct in all material respects (disregarding any materiality qualifications set forth therein) as of the Effective Date and as of the Closing Date, in each case, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date);

(b)            the Seller Parties shall have performed, as applicable, all of the covenants and agreements required to be performed by them under this Agreement or any of the other Transaction Documents at or prior to the Closing in all material respects;

(c)            there has not been a Success Company Material Adverse Effect;

(d)            each Key Management Team Member shall have entered into his New Employment Agreement;

(e)            the Seller Parties shall have provided the Purchaser with (i) proof of continuous malpractice coverage and the No Loss Warranty Letter in the form attached as Exhibit C, and (ii) a certificate of insurance evidencing such coverage in a form acceptable to the Purchaser;

(f)            the Seller Parties shall have made or delivered all filings and notices, and shall have obtained all consents and approvals set forth on Section 5.5 of the Seller Disclosure Letter, in each case in a form reasonably acceptable to the Purchaser, as required to convey, transfer and assign the Success Equity Interests to the Purchaser and to consummate the Contemplated Transactions;

(g)            Greenbrook shall have received the Greenbrook Shareholder Approval;

(h)            Greenbrook shall have received the consents set forth on Section 7.2(h) of the Seller Disclosure Letter, in form and substance reasonably acceptable to the Purchaser; and

(i)            the Seller Parties shall have delivered (or caused to be delivered) to the Purchaser the following agreements, documents and other items:

(i)            amended and restated limited liability company agreement of Success identifying the Purchaser as the sole member;

(ii)            an executed counterpart signature page of the applicable Seller Parties to the Escrow Agreement;

(iii)          an executed counterpart signature page from each of the owners of the Medical Practices to their respective Management Services Agreement;

(iv)          an executed counterpart signature page of each of the Seller Parties to the Lock-Up Agreement;

(v)           an executed counterpart signature page from each of the Medical Practices and the members of the Medical Practices to their respective Stock Transfer Restriction Agreements;

(vi)          an executed counterpart signature page of Benjamin Klein to the Investors Rights Agreement;

(vii)         an executed counterpart signature page of the Seller LLCs to the Registration Rights Agreement;

(viii)        a duly executed IRS Form W-9 or other certification pursuant to Treasury Regulations Section 1.1445-2(b) for each Seller Party certifying that such Seller Party is not a foreign person within the meaning of Section 1445 of the Code;

(ix)           an executed counterpart signature page of each of Benjamin Klein and Kenneth Chiarello to his New Employment Agreement;

(x)            the written resignations of each officer and member of the board of directors or managers of each of the Transferred Companies effective as of the Closing, in form and substance reasonably satisfactory to the Purchaser;

(xi)           a certificate signed by the Sellers’ Representative on behalf of the Seller Parties certifying that the conditions specified in Section 7.2(b) have been satisfied;

(xii)          a certificate on behalf of the Seller Parties executed by the Sellers’ Representative certifying that attached thereto are (i) true and complete copies of all resolutions, in form and substance reasonably satisfactory to the Purchaser, adopted by the boards of managers (or an equivalent governing body thereof) of the Seller and the Transferred Companies approving the Contemplated Transactions and that all such resolutions are in full force and effect, (ii) true, correct and complete copies of Governing Documents of the Transferred Companies, and (iii) a true, correct and complete list of all officers and managers of the Transferred Companies as of immediately prior to the Closing;

(xiii)         certificates, executed by the proper official, as to the good standing of each of the Transferred Companies to do business in its jurisdiction of formation or incorporation, dated within five (5) days prior to the Closing Date;

(xiv)        payoff letters related to any Indebtedness of any of the Transferred Companies other than the Closing Indebtedness to be assumed by Purchaser at Closing and evidence that all Encumbrances on the Transferred Companies, their respective assets and/or Equity Interests shall be released at or prior to the Closing, including completed copies of UCC-3 termination statements related to such Encumbrances to be filed on the Closing Date (or written authorization from the holders of such Encumbrances to file UCC-3 termination statements upon payment of the amount stated in such holder’s payoff letters), in each case in form and substance reasonably satisfactory to the Purchaser;

(xv)         a final invoice with respect to the fees disclosed on Section 2.6 of the Seller Disclosure Letter and Section 3.14 of the Seller Disclosure Letter;

(xvi)        a termination and general release from each of the plaintiffs in the Pending Litigations; and

(xvii)        evidence of termination of the agreements set forth on Section 7.2(i)(xv) of the Seller Disclosure Letter; and

(xviii)      such other documents, instruments, certificates or consents relating the Business or the Contemplated Transactions as the Purchaser or Greenbrook may reasonably request.

7.3            Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to sell the Success Equity Interests and to consummate the other Contemplated Transactions shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (any of which may be waived in writing by the Sellers’ Representative):

(a)            the representations and warranties in Article IV shall have been true and correct in all material respects (disregarding any materiality qualifications set forth therein) as of the Effective Date and as of the Closing Date, in each case, except for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date);

(b)            the Purchaser and Greenbrook shall have performed all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing in all material respects;

(c)            the Purchaser will have delivered (or caused to be delivered) to the Sellers’ Representative, on behalf of the Seller Parties, the following agreements, documents and other items:

(i)            the Purchase Price Shares to the applicable Seller Parties and the Escrow Agent as contemplated by Section 1.2(c);

(ii)            executed counterpart signature page of the Purchaser and the Escrow Agent to the Escrow Agreement;

(iii)            executed counterpart signature page of the Purchaser to the Lock-Up Agreement;

(iv)          an executed counterpart signature page to the New Employment Agreement of each of Benjamin Klein and Kenneth Chiarello;

(v)           an executed counterpart signature page of Greenbrook to the Investors Rights Agreement;

(vi)          an executed counterpart signature page of Greenbrook to the Registration Rights Agreement;

(vii)         an executed counterpart signature page of Greenbrook to the Director Indemnification Agreement;

(viii)        a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Purchaser certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Purchaser and Greenbrook approving the Contemplated Transactions and that all such resolutions are in full force and effect;

(ix)           a certificate signed by an officer of the Purchaser certifying that the conditions specified in Section 7.3(b) have been satisfied; and

(x)           such other documents, instruments or certificates relating to the Contemplated Transactions as the Sellers Representative, on behalf of the Seller Parties, may reasonably request.

Article VIII
Tax Matters

8.1            Certain Taxes.

(a)            Pre-Closing Tax Returns. The Seller Parties, at their expense, shall prepare or cause to be prepared all Tax Returns for the Transferred Companies relating solely to all Pre-Closing Tax Periods. All such Tax Returns shall be prepared consistent with the past practice of the Transferred Companies, except as otherwise required by applicable Law The Seller Parties shall provide the Purchaser with copies of any such Tax Returns for the Purchaser’s review, comment and consent (i) at least 30 days prior to the due date thereof (after giving effect to any extensions thereto) in the case of income Tax Returns and (ii) as soon as practicable in the case of all other Tax Returns and in any case no later than 10 days prior to the due date thereof, provided, that any issues or comments that the parties hereto are unable to resolve within five (5) days after any such Tax Returns have been submitted to the Purchaser for review shall be submitted to the Accounting Firm for resolution in a manner consistent with the dispute resolution procedures set forth in Section 1.7. The Transferred Companies, at the Seller Parties’ expense, will timely file or cause to be timely filed (subject to any permitted extensions) such Tax Returns. The Seller Parties shall be responsible for all Taxes shown to be due with respect to such Tax Returns. Purchaser shall make available or shall cause to be made available to Seller Parties (and to the accountants and attorneys and other representatives of the Seller Parties) any and all books and records and other documents and information in its or their possession or control relating to the Transferred Companies reasonably requested by such Person in order to prepare, and shall cause duly authorized officers of the Purchaser or Greenbrook to timely execute any such Tax Returns relating to Pre-Closing Tax Periods that are filed after the Closing Date. For the avoidance of doubt, Purchaser shall be responsible for preparing and filing all Tax Returns of the Transferred Companies relating to any Straddle Periods and to all periods other than the Pre-Closing Tax Periods. In addition, for the avoidance of doubt, the parties hereto acknowledge and agree that income Tax deductions available to the Transferred Companies under applicable Tax Law as a result of payments made by or on behalf of Purchaser, the Seller Parties or the Transferred Companies of the Transaction Expenses and repayment of Closing Indebtedness (in each case as finally determined pursuant to Section 1.7), to the extent permitted under applicable Tax law, will be reported solely on such Tax Returns covering the Pre-Closing Tax Periods.

(b)            Post-Closing Actions. Except as required by Law, Purchaser, Greenbrook and Transferred Companies (after the Closing) and their Affiliates shall not after the Closing, amend any Tax Return of the Transferred Companies with respect to all Pre-Closing Tax Periods without the prior consent of Seller Parties (such consent not to be unreasonably withheld, conditioned or delayed) if such amendment would reasonably be expected to give rise to a right of indemnification by Purchaser Indemnified Parties under Section 6.2. Following the Closing, except as required by Law, neither Purchaser nor Greenbrook shall make (and shall not permit any Transferred Company or any Affiliate thereof to make) any elections or changes in accounting methods with respect to Tax periods ending on or prior to the Closing Date without Seller Parties’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), if such election or change would reasonably be expected to give rise to a right of indemnification by Purchaser Indemnified Parties under Section 6.2.

(c)            Cooperation on Tax Matters. The Purchaser, the Seller Parties shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 8.1 and any audit or Claim with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are relevant to any such Tax Return, audit or Claim.

(d)            Transfer Taxes. All federal, state or local transfer, documentary, sales, excise, use, stamp, registration, and any other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the consummation of the Contemplated Transactions (“Transfer Taxes”) shall be paid fifty percent (50%) by the Seller Parties and fifty percent (50%) by Purchaser when due, and the Seller Parties will file on a timely basis (after giving effect to any extensions thereof) all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, property, and other Taxes and fees and provide to the Purchaser evidence of payment of all such amounts, and, if required by applicable Law, the Seller Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.

(e)            Straddle Periods. Taxes relating to a Straddle Period shall be allocated as follows: (i) in the case of any property Taxes and similar ad valorem obligations that are imposed on a periodic basis, Taxes attributable to the Pre-Closing Tax Period portion of the Straddle Period shall equal the Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) in the case of all other Taxes, based on an interim closing of the books as of the close of business on and including the Closing Date. At least 10 days prior to filing any such income Tax Return for a Straddle Period, Purchaser shall submit a copy of such Tax Return to Seller Parties for their review and approval, which approval shall not be unreasonably withheld, delayed or conditioned, and any comments or issues arising therefrom shall be resolved using the procedures set forth in above paragraph (a), as applied mutatis mutandis to this paragraph.

8.2            Purchase Price Allocation. The purchase price for the Success Equity Interests for tax purposes shall be allocated to the assets of Success in accordance with their respective fair market values and in accordance with Section 1060 of the Code (the “Purchase Price Allocation”). Within fifteen (15) days following the final determination of the Post-Closing Net Adjustment Amount pursuant to Section 1.6, the Purchaser shall deliver a draft Purchase Price Allocation to the Sellers’ Representative. If the parties are unable to agree on the Purchase Price Allocation within thirty (30) days of the Purchaser’s delivery of its proposed Purchase Price Allocation to the Sellers’ Representative, any such dispute shall be resolved in accordance with the principles and procedures set forth in Section 1.7, mutatis mutandis. The Purchaser, the Seller Parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Purchase Price Allocation and shall not take any action inconsistent with the Purchase Price Allocation unless otherwise required by Law.

Article IX
Termination

9.1            Grounds for Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned only:

(a)            by either (i) Greenbrook and the Purchaser or (ii) the Seller Parties, if the Closing shall not have occurred within six (6) months after the Effective Date (the “Outside Date”); provided that the failure of the Closing to have occurred by the Outside Date is not primarily the result of any breach of any representation, warranty, covenant or other agreement contained herein by the party purporting to terminate this Agreement and that if at the Outside Date the New Financing has not been consummated in accordance with its terms, then either Purchaser, on the one hand, or the Sellers’ Representative, on the other hand, may by notice to the other parties at least ten (10) days prior to such date, extend such date for an additional thirty (30) days (and the term “Outside Date” shall be deemed to reference the last day of such extension).

(b)            by the Purchaser, if (i) there exists a breach of any representation or warranty contained in this Agreement such that any closing condition set forth in Section 7.2(a) would not be satisfied or (ii) any of the Seller Parties or the Transferred Companies shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Seller Parties or the Transferred Companies, as applicable, such that any of the closing conditions set forth in Section 7.2(b) would not be satisfied; provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(b), (A) unless the Seller Parties have not cured such breach by the date that is thirty (30) Business Days after the date that the Seller Parties receive written notice of such breach from the Purchaser (or such lesser period remaining prior to the date that is one (1) day prior to the Outside Date); or (B) if, at the time of such termination, the Purchaser is in breach of any representation, warranty, covenant or other agreement contained herein in a manner such that any of the closing conditions to Closing set forth in Section 7.1 or Section 7.3 would not have been satisfied;

(c)            by the Sellers’ Representative, on behalf of the Seller Parties, upon written notice to the Purchaser, if (i) there exists a breach of any representation or warranty contained in this Agreement such that the closing conditions set forth in Section 7.3(a) would not be satisfied or (ii) the Purchaser or Greenbrook shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Purchaser such that the closing conditions set forth in Section 7.3(b) would not be satisfied; provided that the Seller Parties shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c), (A) unless the Purchaser and Greenbrook have not cured such breach by the date that is thirty (30) Business Days after the date that the Purchaser receives written notice of such breach from the Seller (or such lesser period remaining prior to the date that is one day prior to the Outside Date); or (B) if, at the time of such termination, any of the Seller Parties or the Transferred Companies are in breach of any representation, warranty, covenant or other agreement contained herein in a manner such that any of the closing conditions to Closing set forth in Section 7.1 or Section 7.2, as applicable, would not have been satisfied; or

(d)            at any time prior to the Closing Date by mutual written agreement of the parties.

9.2            Effect of Termination. Termination of this Agreement pursuant to this Article IX shall terminate all obligations of the parties, except for the obligations under Section 5.8, this Section 9.2, Section 10.2, Section 10.3, and Section 10.14 and the Confidentiality Agreement; provided, however, that termination pursuant to Section 9.1(b) or Section 9.1(c) shall not relieve a willfully defaulting or willfully breaching party (whether or not the terminating party) from any liability to the other party resulting from any default or breach hereunder (whether this Agreement is terminated by the Seller Parties or the Purchaser) unless, with respect to a termination pursuant to Section 9.1(b) or Section 9.1(c), the parties have expressly waived such defaulting or breaching party, from any liability resulting from any default or breach hereunder.

Article X
Miscellaneous

10.1            Notices. Any notices or communications required or desired to be given pursuant to this Agreement shall be in writing, and shall be duly given (a) three (3) Business Days after mailing to the recipient to the address below, when mailed by certified or first class mail, return receipt requested, (b) one (1) Business Day after being sent to the recipient at the address below by nationally recognized overnight courier (charges prepaid), (c) when hand-delivered personally to the party to whom it is to be given, or (d) when sent to the party to whom it is given by e-mail at its address below (unless a “bounceback” message is received):

If to the Greenbrook or to the Purchaser, to:

c/o Greenbrook, TMS, Inc.
890 Yonge Street, 7th Floor
Toronto, ON M4N 3P4
Attention: Aniss Amdiss, General Counsel
Email: [***Redacted – Personally Identifying Information***]

with a copy (which shall not constitute notice) to:

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, NY 10036-7703
Attention: Michael Horwitz
Facsimile: [***Redacted – Personally Identifying Information***]
E-mail: [***Redacted – Personally Identifying Information***]

If to any of the Seller Parties or to the Sellers’ Representative, to:

One University Plaza, Suite 500

Hackensack, New Jersey 07601
Attention: Benjamin Klein
Facsimile:
E-mail:   [***Redacted – Personally Identifying Information***]

with a copy (which shall not constitute notice) to:

4711 Golf Road, Suite 200

Skokie, IL 60076
Attention: Joseph Mei
Facsimile: [***Redacted – Personally Identifying Information***]
E-mail:   [***Redacted – Personally Identifying Information***]

or to such other respective address as a party may designate by written notice given in accordance with this Section 10.1.

10.2            Expenses.

(a)            Except as otherwise expressly provided in this Agreement, each party will pay its own costs and expenses, including the costs of attorneys and financial advisors, incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the Contemplated Transactions (collectively, “Transaction Costs”).

(b)            Notwithstanding the foregoing, in the event that this Agreement is terminated (i) by Purchaser prior to Closing in accordance with Section 9.1(b), Greenbrook and Purchaser shall be entitled to reimbursement from the Seller and the Seller Principals for all of their documented Transaction Costs, or (ii) by Seller prior to Closing in accordance with Section 9.1(c), Seller and the Seller Principals shall be entitled to reimbursement from the Purchaser and Greenbrook for all of their documented Transaction Costs.

(c)            Notwithstanding anything in this Section 10.2 or Section 9.2 to the contrary, if this Agreement is terminated by the Sellers’ Representative on the basis of Section 9.1(a), if (i) all of the conditions in Section 7.1 and Section 7.2 other than the condition set forth in Section 7.1(c) and those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing, have been satisfied or waived, (ii) the Seller Parties have not breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the satisfaction of the condition set forth in Section 7.1(c), and (iii) the failure of the condition set forth in Section 7.1(c) does not result from the failure of the existing holders of Indebtedness of Success Group Companies to consent to the New Financing or to subordinate their Indebtedness to the New Financing, then the Purchaser shall promptly (but in no event later than three (3) days after the date of such termination) pay or caused to be paid to the Sellers’ Representative an expense reimbursement in an amount equal to $500,000 by wire transfer of immediately available funds.

10.3            Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any conflict of laws principles that would require the application of the laws of any other jurisdiction.

10.4            Severability. If any provision in this Agreement shall be found by a court, referee or other Governmental Authority of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be construed and enforced as if it had been narrowly drawn so as not to be invalid, illegal or unenforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired, and if any provision in this Agreement is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

10.5            Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.

10.6            No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and nothing in this Agreement express or implied shall be construed to give any Person, other than the parties’ respective successors and assigns, any legal or equitable rights under this Agreement.

10.7            Enforcement Costs. If any legal action or other proceeding is brought for the enforcement of any of the terms or conditions of this Agreement, or because of an alleged dispute, breach, or default, in connection with any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the non-prevailing party the costs and expenses it incurred in such action, including reasonable attorneys’ fees and costs and other expenses incurred at trial and in appellate proceedings, in addition to any other relief to which such party may be entitled. The extent to which a party is determined to be a “prevailing party” and the appropriate allocation of attorneys’ fees and costs and other expenses shall be decided by the court.

10.8            Interpretation. For purposes of this Agreement the headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms defined in the singular have a comparable meaning when used in the plural and vice versa. The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa and references to the singular include the plural and vice versa. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Currency amounts referenced herein are in U.S. Dollars. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS. References to “written” or “in writing” include documents in electronic form or transmission by email.

10.9            Integration of Exhibits and Schedules. All Exhibits and Schedules to this Agreement are integral parts of this Agreement and are incorporated in this Agreement by this reference as if fully stated in this Agreement.

10.10            Entire Agreement and Amendment. This Agreement, including all Exhibits and Schedules, together with the other Transaction Documents, contains the entire agreement of the parties and supersedes any and all prior negotiations and agreements between the parties, written or oral, with respect to the subject matter hereof. This Agreement may be amended, modified and/or supplemented by the parties at any time, but only by an instrument in writing signed by all of the parties hereto.

10.11            Counterparts and Scanned or Fax Signatures. This Agreement may be executed and delivered in several counterparts (including via facsimile or scanned ..pdf image), each of which shall be deemed to be an original, and all of which shall together constitute one and the same agreement.

10.12            Binding Effect; Assignment. This Agreement shall be binding on, and shall inure to the benefit of, the parties, and their respective successors and assigns and no other Person shall acquire or have any rights under or by virtue of this Agreement. No party may assign any right or obligation under this Agreement without the prior written consent of the other parties; provided, however, that Greenbrook and the Purchaser may assign their rights and obligations under this Agreement to their Affiliates and/or in connection with any sale of (a) substantially all of the assets, or (b) all of the Equity Interests, of Greenbrook including by way of any merger, business combination, sale or otherwise without the prior written consent of the other parties. Subject to the foregoing, the rights hereunder inure to the parties’ successors and permitted assigns.

10.13            No Construction Against Drafter. Each of the parties to this Agreement has been represented by counsel who have each been involved in the drafting of this Agreement or have had an opportunity to have input into the drafting of this Agreement. Accordingly, this Agreement shall not be construed either against or in favor of any party based upon that party’s role in drafting this Agreement, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation or construction of this Agreement.

10.14            Consent to Jurisdiction; Service of Process; Mitigation. EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN NEW CASTLE COUNTY, DELAWARE IN CONNECTION WITH ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE PROPOSED TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, OR OTHERWISE IN ANY SUCH SUIT, ACTION OR PROCEEDING THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER OR THAT THIS AGREEMENT OR THE SUBJECT MATTER MAY NOT BE ENFORCED BY SUCH COURTS.

10.15            Injunctive Relief. Notwithstanding anything to the contrary herein, each party hereto agrees that in the event of a breach of any provision of this Agreement by any other party or a failure by any other party to perform in accordance with the specific terms of this Agreement, the non-breaching party may be damaged irreparably and without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement by any party, a non-breaching party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision without the requirement of posting a bond, as well as to obtain Damages for breach of this Agreement. By seeking or obtaining any such relief, the non-breaching shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

10.16            Recitals. The Recitals to this Agreement are incorporated as material provisions of this Agreement as if restated in full in this Agreement.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties have entered into this Membership Equity Interest Purchase Agreement as of the date first above written.

TMS neurohealth Centers Inc.			Greenbrook TMS Inc.

By:	/s/ William Leonard		By:	/s/ William Leonard
	Name:	William Leonard		Name:	William Leonard
	Title:	President		Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have entered into this Membership Equity Interest Purchase Agreement as of the date first above written.

Success Behavioral Holdings, LLC	Theragroup LLC

By:	/s/ Benjamin Klein		By:	/s/ Benjamin Klein
	Name:	Benjamin Klein		Name:	Benjamin Klein
	Title:	Chief Executive Officer		Title:	Chief Executive Officer

cheCk Five LLC, LLC

By:	/s/ Benjamin Klein
Name:	Benjamin Klein
Title:	Chief Executive Officer

SELLER PRINCIPAL:		SELLER PRINCIPAL:

By:	/s/ Benjamin Klein	By:	/s/ Batya Klein
	Name: Benjamin Klein		Name: Batya Klein

The Bereke Trust U/T/A Dated 2/10/03;

By:	/s/ Batya Klein
Name:	Batya Klein
Title:	Trustee

Exhibit A

Definitions

“Accounting Firm” shall have the meaning in Section 1.7(d).

“Accounting Principles” means the accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements and all supporting schedules related to accounts payable and accounts receivable, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) adopted in connection with the Success Financial Statements and as set forth on Section 1.7 of the Seller Disclosure Letter.

“Adjustment Escrow” shall have the meaning in Section 1.5(b).

“Adjustment Escrow Shares” shall have the meaning in Section 1.2(c)(ii).

“Affiliate” or “affiliate” means, (a) with regard to any Person other than a natural person, (i) any other Person, directly or indirectly, controlled by, under common control of, or controlling such Person; (ii) any other Person, directly or indirectly, in which such Person holds, of record or beneficially, fifty percent (50%) or more of the equity or voting securities, or (iii) any other Person that holds, of record or beneficially, fifty percent (50%) or more of the equity or voting securities of such Person or (b) with regard to any Person that is a natural person, any member of the immediate family of such Person, meaning parents, siblings, spouse and children (including those by adoption) and any other individual who lives in such Person’s household.

“Agreement” shall have the meaning in the Preamble.

“Allocated Portion” means, with respect to Seller 88.19%, with respect to Theragroup 6.16%, and with respect to Bereke 5.65%, as shall be further provided pursuant to a customary letter of direction delivered by the Sellers’ Representative to Purchaser prior to Closing.

“Anti-Bribery Laws” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, or any other applicable anti-bribery or anti-corruption law.

“BAR Financial Statements” means the financial statements of Success and its Subsidiaries to be included in the business acquisition report to be filed by Greenbrook following the Closing (as required by Canadian Securities Laws).

“Business” shall have the meaning in the Recitals.

“Business Day” shall mean a day other than a Saturday, Sunday, or other day on which the commercial banks in Toronto, Canada or New York, New York are authorized or required by Law to close.

“Canadian Securities Administrators” means the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada.

“Cap” shall have the meaning in Section 6.5(a).

“CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), and applicable rules, regulations and guidance, in each case, as amended.

“Cash” means, as of a given time, an amount equal to (i) the aggregate amount of all cash, cash equivalents, and marketable securities of the Transferred Companies, plus (ii) checks, money orders or equivalents payable to a Transferred Company and received but not deposited, minus (iii) checks, money orders or equivalents in transit, issued by a Transferred Company but not deposited by the recipient.

“Claim” means any action, charge, written claim, lawsuit, demand, suit, governmental inquiry outside of the Ordinary Course of Business, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeals or other dispute, whether civil, criminal, administrative or otherwise.

“Closing” shall have the meaning in Section 1.1.

“Closing Date” shall have the meaning in Section 1.3.

“Closing Indebtedness” means, the aggregate amount of the Indebtedness of the Transferred Companies as of the Closing Date.

“Closing Payment Shares” shall have the meaning in Section 1.2(c)(i).

“Closing VWAP” means the per share volume-weighted average trading price of the Greenbrook Shares on the TSX in respect of the period from 9:30 a.m. to 4:00 p.m. (Toronto time) for the five (5) Normal Trading Days ending on the Normal Trading Day that is two (2) Business Days prior to the Closing Date as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SUNE <equity> AQR” (or any successor thereto), converted from Canadian dollars into U.S. dollars at the daily rate of exchange quoted by the Bank of Canada on the trading day that is two (2) Business Days prior to the Closing Date.

“Closing Working Capital” means Working Capital as of 12:01 a.m. prevailing Eastern Time on the Closing Date.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Code §4980B, and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain confidentiality and non-disclosure agreement, dated as of January 17, 2021, by and between Greenbrook and Success.

2

“Contemplated Transactions” means, collectively, the transactions contemplated by the Transaction Documents.

“Continuing Employees” shall have the meaning in Section 5.12(a).

“Contract” means any agreement, contract, commitment, instrument, document, certificate or other binding arrangement or understanding, whether written or oral.

“Coronavirus Pandemic” means as declared by the World Health Organization on March 11, 2020, the 2020 Coronavirus Pandemic caused by COVID-19.

“COVID-19” means the novel coronavirus first identified in 2019, which is also referred to as SARS-CoV-2.

“D&O Indemnified Party” shall have the meaning in Section 5.12(b).

“D&O Tail” shall have the meaning in Section 5.12(c).

“Damages” means any loss, damage, liability, Claim, demand, settlement, judgment, award, fine, penalty, deficiencies, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature.

“Deductible” shall have the meaning in Section 6.5(c).

“Deficit Shares” shall have the meaning in Section 1.6(e).

“Effective Date” shall have the meaning in the Preamble.

“Encumbrance” means any hypothecation, encumbrance, charge, Claim, community or other marital property interest, condition, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction on transfer, including any restriction on use, voting (in the case of any security or Equity Interest), transfer, receipt of income or exercise of any other attribute of ownership, interest of another Person of any kind or nature, including any conditional sale or other title retention Contract, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute and any subordination arrangement in favor of another Person.

“Equity Interests” means any and all ownership interests in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options, convertible or exchangeable securities, or rights to purchase or otherwise acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” mean (i) any related company or trade or business that is required to be aggregated with the Transferred Companies or Greenbrook Companies, as applicable, under Code Sections 414(b), (c), (m) or (o); (ii) any other company, entity or trade or business that has adopted or has ever participated in Success Company Plans or Greenbrook Company Plans, as applicable; and (iii) any predecessor or successor company or trade or business of the Transferred Companies or Greenbrook Companies, as applicable, or any entity described in clause (i) and (ii) immediately above.

3

“Escrow Agent” means Computershare Investor Services Inc. or such other escrow agent as the Purchaser and the Sellers’ Representative may mutually agree

“Escrow Agreement” means the Escrow Agreement to be dated on or about the Closing Date by and among the Purchaser, Greenbrook, the Sellers’ Representative and the Seller LLCs and the Escrow Agent, in a form to be mutually agreed upon by the Purchaser, the Sellers’ Representative and the Escrow Agent.

“Escrow Shares” shall have the meaning in Section 1.5(a).

“Estimated Closing Indebtedness” shall have the meaning in Section 1.6(a).

“Estimated Closing Working Capital” shall have the meaning in Section 1.6(a).

“Estimated Transaction Expenses” shall have the meaning in Section 1.6(a).

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority.

“Financial Relationship” shall have the meaning in Section 3.23.

“Fraud” means actual, deliberate law fraud (as opposed to any claim based on constructive knowledge, negligent or reckless misrepresentation or similar theory) as determined in accordance with Laws of the State of Delaware committed by a party to this Agreement with respect to the representations set forth in Article II, Article III or Article IV of this Agreement, with specific intent to deceive and mislead another party hereto and to induce such party to enter into this Agreement.

“Fundamental Representations” shall have the meaning in Section 6.1.

“Governing Documents” means any charter, certificate of incorporation, certificate of formation, certificate of organization, articles of association, bylaws, operating agreement, partnership agreement, trust agreement or similar formation or governing documents and instruments of any Person.

“Governmental Authority” means federal, state, provincial, local, county or municipal government, governmental or quasi-governmental entity or authority of any nature (including any governmental or administrative agency, department, branch, commission, board, bureau, official, entity, court, tribunal, arbitrator or other authority), or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or Taxing authority or power of any nature, whether domestic or foreign.

4

“Greenbrook” shall have the meaning in the Preamble.

“Greenbrook 401(k) Plan” shall have the meaning in Section 5.13(c).

“Greenbrook Companies” means Greenbrook and its Subsidiaries, including Purchaser.

“Greenbrook Company Plan” means each (i) employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA), (ii) employee pension benefit plan (as such term is defined in Section 3(2) of ERISA), (iii) employee benefit plan (as such term is defined in Section 3(3) of ERISA), and (iv) other employee benefit plan, program, policy, commitment, agreement or arrangement (whether or not subject to ERISA) of any kind (including, but not limited to, bonus, commission or incentive compensation plans, equity or equity based compensation, deferred compensation, vacation or other paid-time-off arrangements, fringe benefit employment, consulting or other service agreements severance, retention or change of control arrangements, etc.) that any of the Greenbrook Companies maintain or contribute to (or is required to contribute to) or with respect to which any Greenbrook Company has any liability, contingent or otherwise, including on account of any ERISA Affiliate.

“Greenbrook Financial Statement” shall have the meaning in Section 4.7.

“Greenbrook Lease” shall mean each lease or sublease for each parcel of real property leased or subleased by a Greenbrook Company.

“Greenbrook Material Adverse Effect” means any effect, change, event, development or circumstance, that, individually or in the aggregate (A) would prevent or materially delay, interfere with, impair or hinder the consummation of the Closing or the compliance by the Greenbrook or the Purchaser with their respective obligations under this Agreement or (B) has, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations, earnings or financial condition of the Greenbrook Companies, taken as a whole, but shall exclude any effect resulting or arising from: (i) any change in any Law after the date hereof; (ii) any change in interest rates, currency exchange rates or general economic conditions (including changes in the price of gas, oil or other natural resources); (iii) any change that is generally applicable to the industries in which the Greenbrook Companies operate; (iv) the entry into this Agreement or the announcement or consummation of the transactions contemplated by this Agreement and the other agreements referenced herein; (v) any action taken by the Purchaser or any of its Affiliates; (vi) any omission to act or action taken with the consent of the Purchaser (including those omissions to act or actions taken which are permitted by this Agreement); (vii) any national or international political event or occurrence, including acts of war or terrorism; (viii) any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunamis or other natural disasters, or contagions (including the SARS-CoV-2 virus and COVID-19 pandemic); (ix) any actions required in order to obtain any waiver or consent from any Person or Governmental Authority in connection with the transactions contemplated by this Agreement and the other agreements referenced herein; or (x) any failure by the Greenbrook Companies to meet any projections, forecasts or estimates of revenue or earnings (it being understood that this clause (x) shall not prevent a determination that any change, effect, event, occurrence, circumstance, state of facts or development underlying such failure to meet projections, forecasts or estimates has resulted in a Success Company Material Adverse Effect (to the extent the effect(s) of such change, event, occurrence or development is not otherwise excluded from this definition of Greenbrook Material Adverse Effect)); provided that, in the case of the foregoing clauses (i), (ii), (iii) (vii) and (viii), if such effect disproportionately affects the Greenbrook Companies as compared to other Persons or businesses that operate in the industry in which the Greenbrook Companies operate, then the disproportionate aspect of such effect may be taken into account in determining whether a Success Company Material Adverse Effect has occurred or will occur.

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“Greenbrook Material Contract” means any contract to which Purchaser or Greenbrook is a party which would require disclosure as a “Material Contract” under Canadian securities law.

“Greenbrook Public Disclosure Documents” means, collectively, all of the following documents: (a) Greenbrook’s annual report on Form 20-F for the year ended December 31, 2021 dated March 31, 2022 (the “Annual Report”); (b) the management information circular of Greenbrook dated May 7, 2021 distributed in connection with the annual and special meeting of shareholders held on June 14, 2021; (c) the audited consolidated financial statements of Greenbrook for the financial years ended December 31, 2021 and December 31, 2020, and the notes thereto together with the report of the independent auditors thereon (included in the Annual Report); and (d) management’s discussion and analysis of Greenbrook dated March 31, 2022, for the audited consolidated financial statements in (c) above (included in the Annual Report).

“Greenbrook Shareholder Approval” shall have the meaning in Section 5.18.

“Greenbrook Shares” shall have the meaning in Section 1.2(a).

“Guarantee” means, with respect to any Person, any guarantee or other liability, direct or indirect with respect to any obligations of another Person, through a Contract or otherwise.

“Hazardous Materials” means any material which is or may potentially be harmful to the health or safety of human or animal life or vegetation, regardless of whether such material is found on or below the surface of the ground, in any surface or underground water, airborne in ambient air or in the air inside any structure built or located upon or below the surface of the ground or in building materials or in improvements of any structures, or in any personal property located or used in any such structure, including, but not limited to, all hazardous substances, imminently hazardous substances, hazardous wastes, toxic substances, infectious wastes, pollutants and contaminants from time to time defined, listed, identified, designated or classified as such under any Environmental Laws regardless of the quantity of any such material.

“Health Care Facility” means any hospital, surgery center, urgent care center, freestanding emergency department, skilled nursing facility, or any other facility where health care services are provided to patients.

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“Health Care Laws” means all Laws related to health care or the regulation, provision, or administration of, or payment for, health care products or services, including all Laws relating to participation in Federal Health Care Programs, billing or submission of claims, insurance, bribes, rebates, kickbacks, corporate practice of medicine, fee splitting, patient brokering, institutional and professional licensure, dispensing medicines or controlled substances, medical documentation and professional orders, medical record retention, unprofessional conduct, quality, safety, medical necessity, medical privacy and security, patient confidentiality and informed consent, advertising or marketing for health care services, and the enforceability of restrictive covenants with respect to Health Care Providers, specifically including (a) the False Claims Act, 31 U.S.C. §§3729 et seq, (b) the Civil Monetary Penalties Law, 42 U.S.C. §1320a 7a, (c) federal and applicable state anti-kickback statutes (including 42 U.S.C. § 1320a-7b), (d) federal and state physician self-referral laws (including 42 U.S.C. §1395nn), (e) medical record and patient privacy and security Laws, including HIPAA, (f) the Patient Protection and Affordable Care Act (Pub. L. 111−148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111−152), (g) Laws promulgated pursuant to any of the foregoing statutes, and (h) any other Laws relating to health care providers or facilities, including all applicable Medicare and Medicaid Laws.

“Health Care Program” means any Federal Health Care Program and any other Third-Party Payor program.

“Health Care Provider” means any physician, physician assistant, nurse, technician or allied health care provider providing medical services on behalf of any medical office (including the Medical Practices and each of the medical practices managed by a Greenbrook Company) a full- or part-time basis or as an independent contractor or consultant.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104 191), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (42 U.S.C. §§1320d-1320d-9), and its implementing regulations (including the Standards for Electronic Transaction and Code Set, the Standards for Privacy of Individually Identifiable Health Information, the Security Standards for the Protection of Electronic Protected Health Information, and Breach Notification for Unsecured Protected Health Information Rules promulgated thereunder), and applicable counterpart state Laws.

“ICE” shall have the meaning in Section 3.8(e).

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific terms or matters as provided immediately following the word “including” or to similar items or matters, whether or not non-limiting language (such as “but not limited to” or words of similar import) is used with reference to the word “including” or the similar items or matters, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general statement, term or matter.

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“Indebtedness” means, without duplication, as of any particular time, the amount of (i)  all indebtedness for borrowed money of the Transferred Companies, including Pandemic-Relief Debt and obligations owing to such Person’s equityholders or Affiliates, (ii) any liabilities of the Transferred Companies evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) liabilities of any of the Transferred Companies to pay the deferred purchase price of property or services other than trade payables incurred in the Ordinary Course of Business, (iv) all liabilities under or in connection with letters of credit or bankers’ acceptances or similar items, in each case to the extent drawn, (v) all indebtedness of others guaranteed by the Transferred Companies or secured by any lien on the assets of the Transferred Companies, (vi) the amount of any Taxes the payment of which have been deferred as a result of the Coronavirus Pandemic, including, without limitation any employer’s portion of social security Taxes the deposit and payment of which has been deferred pursuant to Section 2302 of the Cares Act, (vii)  all capitalized leases and other leases required to be reflected on the Transferred Companies’ balance sheet as indebtedness, in accordance with the Accounting Principles but excluding capital leases secured by TMS devices, (viii) severance obligations owed to any and all employees who, prior to Closing, terminated employment or received or provided a notice of termination, (ix) all unfunded or underfunded obligations in respect of any Success Company Plans that provide retirement or welfare benefits, and (x) with respect to the preceding clauses (vi), (viii) and (ix), the employer portion of any and all payroll, unemployment or employment Taxes relating thereto and (xi) all unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection with any of the foregoing.

“Indemnification Escrow” shall have the meaning in Section 1.5(c).

“Indemnification Escrow Release Date” shall have the meaning in Section 1.5(f).

“Indemnification Escrow Shares” shall have the meaning in Section 1.2(c)(iii).

“Indemnified Taxes” means (a) Taxes of the Seller or any direct or indirect owner of the Seller (including Theragroup, the Seller Principals and any other beneficial owner) for any Tax period (including, for the avoidance of doubt, any Tax attributable to this Agreement or the consummation of the Contemplated Transactions), (b) any and all Taxes imposed on or with respect to the Transferred Companies for all Pre-Closing Tax Periods (regardless of whether such Taxes, or the Tax Returns related thereto, are due prior to, as of, or after the Closing Date), including Taxes allocated to the Pre-Closing Tax Period portion of a Straddle Period pursuant to Section 8.1(e), (c) Transfer Taxes, and (d) Taxes of another Person for which any Transferred Company becomes liable (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a result of any Transferred Company being included in an affiliated, consolidated, combined or unitary group for Tax purposes prior to the Closing or (ii) as a transferee or successor, by Contract, or otherwise.

“Indemnitee” shall have the meaning in Section 6.4(b).

“Indemnitor” shall have the meaning in Section 6.4(b).

“Intellectual Property” means all of the Seller Parties’ and the Success Subject Companies’ intellectual property, patents, patent rights, patent applications, trademarks, service marks and other indicia of origin, trademark and service mark registrations and applications for registrations, copyrights, copyright registrations and applications for registration, Internet domain names, website addresses and universal resource locators, trade secrets, inventions (whether or not patentable), invention disclosures, technical data, customer lists, corporate and business names, trade names (including the name “Success”), fictitious names and assumed names, logos, trade dress, brand names, know-how, show-how, maskworks, formulae, methods (whether or not patentable), designs, processes, procedures, policy manuals, technology, source codes, object codes, computer software programs, databases, data collectors, telephone and facsimile numbers, marketing and promotion materials (including audiotapes, videotapes and printed materials) and other proprietary information or material of any type, whether written or unwritten (and all goodwill associated with, and all derivatives, improvements and refinements of, any of the foregoing), in each case required or incident to the marketing of the products and services of the Business and all books and records.

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“Interim Period” shall have the meaning in Section 5.1.

“Investor Rights Agreement” means that certain Investors Rights Agreement by and between Benjamin Klein, on the one hand, and Purchaser, on the other hand, dated as of the Closing Date, in the form attached hereto as Exhibit G.

“IRS” means the U.S. Internal Revenue Service.

“Key Management Team Members” means Benjamin Klein, Kenneth Chiarello and Benjamin Eiss.

“Knowledge” or “knowledge” means, with respect to (a) the Seller Parties or the Transferred Companies, the actual knowledge of any Key Management Team Member, after reasonable inquiry of the employee or person with the primary responsibility for a particular matter; or (b) the Purchaser or Greenbrook, the actual knowledge of William Leonard and/or Erns Loubser, after reasonable inquiry of the employee or person with the primary responsibility for a particular matter.

“Latest Greenbrook Balance Sheet Date” shall have the meaning in Section 4.7.

“Latest Success Balance Sheet Date” shall have the meaning in Section 3.5(a).

“Law” means any statute, law, code, ordinance, regulation, rule, act, Order, requirement, announcement, policy, guideline, position statement, declaration, rule of common law or other binding action of or by any Governmental Authority and any judicial interpretation thereof.

“Lock-Up Agreement” shall mean the Lock-Up Agreement executed by the Seller Parties as of the Closing Date restricting the transfer of Greenbrook Shares, in the form attached hereto as Exhibit B.

“Management Services Agreement” or “Management Services Agreements” means one or more Management Services Agreements to be entered into on the Closing Date between Success or one of the other Transferred Companies, on the one hand, and the Medical Practices, substantially in the agreed form provided to Seller on the Effective Date

“Medicaid” means, collectively, the healthcare assistance program established by Title XIX of the Social Security Act (42 U.S.C. §§1396 et seq.) and any statutes succeeding thereto, and all Laws, manuals, orders, guidelines and requirements pertaining to such program, including (a) all federal statutes (whether set forth in Title XIX of the Social Security Act or elsewhere) affecting such program, (b) all state statutes and plans for medical assistance enacted in connection with such program and federal rules and regulations promulgated in connection with such program, and (c) all applicable provisions of all rules, regulations, manuals, orders and administrative, reimbursement, guidelines and requirements of all Governmental Authorities promulgated in connection with such program (whether or not having the force of law), in each case as the same may be amended, supplemented or otherwise modified from time to time.

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“Medical Practices” means (a) Behavioral Solutions Medical, PC, a Pennsylvania professional corporation; (b) Lindsay Israel, MD, PA, a Florida professional association; (c) Success TMS Professional Services PLLC, an Illinois professional limited liability company; (d) Success TMS Professional Services New Jersey LLC, a New Jersey limited liability company; (e) Anywhere Clinic, LLC, a Nevada limited liability company; (f) 1555 A New LLC, a Florida limited liability company; (g) Success TMS of Nevada PLLC, a Nevada limited liability; (h) Success TMS Connecticut PLLC, a Connecticut professional limited liability company; (i) Success TMS Michigan PLLC, a Michigan professional limited liability company; (j) Success TMS Missouri LLC, a Missouri limited liability company; (k) Success TMS Tennessee PLLC, a Tennessee professional limited liability company; (l) Success TMS Texas PLLC, a Texas professional limited liability company; (m) Success TMS Virginia PLLC, a Virginia professional limited liability company; (n) ABC TMS LLC, a Wisconsin limited liability company; and (o) Success TMS Delray LLC, a      Florida limited liability company.

“Medicare” means, collectively, the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. §§1395 et seq.) and any statutes succeeding thereto, and all Laws, manuals, orders and guidelines pertaining to such program, including (a) all Laws(whether set forth in Title XVIII of the Social Security Act or elsewhere) affecting such program, and (b) all applicable provisions of all rules, regulations, manuals, orders and administrative, reimbursement, guidelines and requirements of all Governmental Authorities promulgated in connection with such program (whether or not having the force of law), in each case as the same may be amended, supplemented or otherwise modified from time to time.

“NASDAQ” means the NASDAQ Stock Market LLC.

“New Employment Agreements” means those certain employment agreements or consulting agreements dated as of the Closing Date by and between Success (or one of the other Transferred Companies) and each of Benjamin Klein and Kenneth Chiarello in the forms agreed by Purchaser and Seller and provided to Seller as of the Effective Date.

“New Financing” means a new debt financing from one or more third party lender in an amount not less than US$30,000,000 for use after the Closing Date to pay down the parties’ combined indebtedness and for general working capital purposes, with terms (including interest rate and maturity date) satisfactory to Greenbrook and the Purchaser.

“Noncompete Period” shall have the meaning in Section 5.7(a).

“Normal Trading Day” means any day on which the TSX is open for trading for the entire normal trading day (i.e., 9:30 a.m. to 4:00 p.m.).

“Objection Notice” shall have the meaning in Section 1.7(c).

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“Order” means any writ, decree, order, judgment, stipulation, injunction, determination, rule, ruling, advisory opinion, declaratory statement, statement of deficiencies, compliance agreement or settlement agreement of or with any Governmental Authority or arbitrator.

“Ordinary Course of Business” means the ordinary course of business of either (a) the Success Subject Companies and/or the Business, or (b) the Greenbrook Companies, as applicable depending upon the context, in either case consistent with past custom and practice (including with respect to quantity and frequency).

“Outside Date” shall have the meaning in Section 9.1(a).

“Pandemic-Relief Debt” means any Indebtedness incurred in connection with any Law or program involving any Governmental Authority providing or expanding any loan, guaranty, investment, participation, grant, program or other assistance in response to or to provide relief for the Pandemic, including, without limitation, any PPP Loan, any U.S. Small Business Administration Economic Injury Disaster Loan, any loan under the Main Street Lending Program, or any other similar state or local Governmental Authority program.

“Paycheck Protection Program” or “PPP” means the “paycheck protection program” set forth in subsection 36 of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as implemented, modified and amended by the Paycheck Protection Program Laws.

“Paycheck Protection Program Laws” means (i) Title I of the Coronavirus Aid, Relief, and Economic Security Act, as amended and modified, including by the Paycheck Protection Program and Health Care Enhancement Act (Pub. L. 116-139) and the Paycheck Protection Program Flexibility Act of 2020 (Pub. L. 116-142) and (ii) all rules issued by the U.S. Small Business Administration, the U.S. Treasury Department or any other Governmental Authority, in each case, in connection with, relating to, implementing or modifying the Paycheck Protection Program, as in effect on the date hereof.

“Pending Litigations” means the lawsuits filed in the Florida Circuit Courts under the captions DeCarvalho v. Success TMS, LLC and Check Five, LLC and Rahman v. Check Five, LLC.

“Per Claim Threshold” shall have the meaning in Section 6.5(b).

“Permits” means all permits, licenses, registrations, certificates, authorizations, accreditations, qualifications or approvals issued by any Governmental Authority or other Person.

"Permitted Encumbrances” means with respect to a Person that is not an individual, (i) mechanics’, carriers’, workers’, and repairers’ liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of such Person so encumbered and that are not resulting from a breach, default or violation by such Person of any Contract or law; (ii) zoning building and other similar regulations by any Governmental Authority, provided that such regulations have not been materially violated; (iii) any immaterial lien (other than liens for indebtedness for borrowed money), individually or with others, which does not interfere with day-to-day operations of the business of such Person; and (iv) statutory liens for Taxes that are not yet due and payable, or that are being contested in good faith and by appropriate proceedings, in each case for which adequate reserves have been established; (v) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not and would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (vi) pledges or deposits required by applicable law to secure obligations under workers’ compensation laws or similar legislation; and (vii) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Success Leases or Greenbrook Leases, as applicable), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the Ordinary Course of Business.

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“Person” means any corporation, partnership, joint venture, limited liability company, organization, entity, Governmental Authority or natural person.

“Personal Information” means any and all information or data that identifies or relates to an individual and that is regulated, protected or restricted by applicable Law, including, without limitation, all “protected health information” as defined by HIPAA.

“Post-Closing Net Adjustment Amount” shall have the meaning in Section 1.6(c).

“Post-Closing Statement” shall have the meaning in Section 1.6(b).

“Pre-Closing Statement” shall have the meaning in Section 1.6(a).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and for any Straddle Period, the portion of the Straddle Period that ends on (and includes) the Closing Date.

“Prior Management Services Agreements” means, with regard to any of the Success Subject Companies, each of the Administrative Services Agreements between Success or one of the other Transferred Companies, on the one hand, and a Medical Practice, on the other hand, entered into prior to the Closing Date, and each of the Deficit Funding Loan Agreements entered into in connection therewith, which Prior Management Services Agreements shall be replaced on the Closing Date by the Management Services Agreement.

“Purchase Price Allocation” shall have the meaning in Section 8.2.

“Purchase Price Shares” shall have the meaning in Section 1.2(b).

“Purchaser” shall have the meaning in the Preamble.

“Purchaser Disclosure Letter” means the schedules delivered to the Seller by the Purchaser concurrent with the execution and delivery of this Agreement.

“Purchaser Indemnified Parties” shall have the meaning in Section 6.2.

“Registration Rights Agreement” means that certain Registration Rights Agreement, to be entered into by and among the Seller LLCs, on the one hand, and Greenbrook, on the other hand, providing for the registration rights with respect to any resale of the Greenbrook Shares then held by the Seller LLCs, in the form attached hereto as Exhibit F.

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“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, partners, Affiliates, employees, advisors (including legal, financial and accounting advisors), contractors, representatives and agents.

“Sample Working Capital Calculation” has the meaning given in the definition of Working Capital,

“Securities Laws” means, collectively, (a) the applicable securities Laws of each of the provinces and territories of Canada and the respective regulations and rules made under those securities Laws together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators or the applicable securities commission or securities regulatory authority in each of the provinces and territories of Canada and (b) the U.S. Securities Act, the U.S. Exchange Act and any applicable U.S. state securities laws.

“Seller” shall have the meaning in the Preamble.

“Seller Disclosure Letter” means the disclosure letter delivered to the Purchaser by the Seller concurrent with the execution and delivery of this Agreement.

“Seller Indemnified Parties” shall have the meaning in Section 6.3.

“Seller LLCs” shall have the meaning in Section 1.2(c)(i).

“Seller Principals” shall have the meaning in the Preamble.

“Seller Released Parties” shall have the meaning in Section 5.10.

“Seller’s Estimate” shall have the meaning in Section 1.6(a).

“Stock Transfer Restriction Agreement” means that certain stock transfer restriction agreement, dated on or about the date hereof, by and among each of the Medical Practices, the members of the Medical Practices and Success in the forms agreed by Purchaser and Seller and provided to Seller as of the Effective Date.

“Straddle Period” means any Tax period (or portion thereof) that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, either (A) a majority of the Equity Interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof, or (B) such Person is a general partner, managing member or managing director of such partnership, limited liability company, association or other entity.

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“Success” shall have the meaning in the Recitals.

“Success 401(k) Plan” shall have the meaning in Section 5.13(c).

“Success Company Material Adverse Effect” means any effect, change, event, development or circumstance, that, individually or in the aggregate (A) would prevent or materially delay, interfere with, impair or hinder the consummation of the Closing or the compliance by the Success Subject Companies with their respective obligations under this Agreement or (B) has, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations, earnings or financial condition of the Success Subject Companies, taken as a whole, but shall exclude any effect resulting or arising from: (i) any change in any Law after the date hereof; (ii) any change in interest rates, currency exchange rates or general economic conditions (including changes in the price of gas, oil or other natural resources); (iii) any change that is generally applicable to the industries in which the Success Subject Companies operate; (iv) the entry into this Agreement or the announcement or consummation of the transactions contemplated by this Agreement and the other agreements referenced herein; (v) any action taken by the Purchaser or any of its Affiliates; (vi) any omission to act or action taken with the consent of the Purchaser (including those omissions to act or actions taken which are permitted by this Agreement); (vii) any national or international political event or occurrence, including acts of war or terrorism; (viii) any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunamis or other natural disasters, or contagions (including the SARS-CoV-2 virus and COVID-19 pandemic); (ix) any actions required in order to obtain any waiver or consent from any Person or Governmental Authority in connection with the transactions contemplated by this Agreement and the other agreements referenced herein; or (x) any failure by the Success Subject Companies to meet any projections, forecasts or estimates of revenue or earnings (it being understood that this clause (x) shall not prevent a determination that any change, effect, event, occurrence, circumstance, state of facts or development underlying such failure to meet projections, forecasts or estimates has resulted in a Success Company Material Adverse Effect (to the extent the effect(s) of such change, event, occurrence or development is not otherwise excluded from this definition of Success Company Material Adverse Effect)); provided that, in the case of the foregoing clauses (i), (ii), (iii) (vii) and (viii), if such effect disproportionately affects the Success Subject Companies as compared to other Persons or businesses that operate in the industry in which the Success Subject Companies operate, then the disproportionate aspect of such effect may be taken into account in determining whether a Success Company Material Adverse Effect has occurred or will occur.

“Success Company Plans” shall have the meaning in Section 3.15(a).

“Success Financial Statements” shall have the meaning in Section 3.5(a).

“Success Lease” shall have the meaning in Section 3.6(b).

“Success Leased Real Property” shall have the meaning in Section 3.6(b).

“Success Material Contract” shall have the meaning in Section 3.10(a).

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“Success Names” means any trademark, service mark, trade name, service name, brand name, slogan, logo, Internet domain name, corporate name and other identifier of source or goodwill that includes the word “Success.”

“Success Subject Companies” means the Transferred Companies together with the Medical Practices.

“Target Working Capital” means $2,504,000.

“Tax” (or “Taxing” or “Taxable” where the context requires) means any and all federal, state, local and foreign taxes, governmental charges, charges, imposts, levies or other like assessments, including all net income, gross receipts, capital, sales, use, ad valorem, valued added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, occupation, property and estimated taxes, liabilities to Governmental Authorities under escheat and unclaimed property laws, customs duties, and like assessments and charges of any kind whatsoever, and including any interest, penalties or other additions thereto.

“Tax Authority” means any Governmental Authority having jurisdiction with respect to any Tax.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Theragroup” shall have the meaning in the preamble.

“Third-Party Payor” means any Person, public or private, that pays or insures health or medical expenses on behalf of beneficiaries or recipients, including but not limited to Medicare, Medicaid and other federal or state health care benefit programs, commercial and not-for-profit health insurers and managed care plans.

“TMS Services” shall have the meaning in the Recitals.

“Transaction Costs” shall have the meaning in Section 10.2.

“Transaction Documents” means this Agreement and each other document, certificate, instrument or other agreement to be executed and delivered pursuant to this Agreement.

“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, (i) the amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants; appraisal fees, costs and expenses; and travel, lodging, entertainment and associated expenses) incurred by the Seller Parties or the Success Subject Companies prior to Closing in connection with this Agreement and (ii) the amount of all transaction bonuses, stay bonuses, retention bonuses, change-of-control bonuses or other similar bonuses or payments to be paid in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (plus the employer portion of any and all payroll, unemployment or employment Taxes relating thereto).

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“Transferred Companies” means Check Five and all of Check Five’s direct and indirect Subsidiaries as set forth on Schedule 3.1 of the Seller Disclosure Letter, each of which individually is a “Transferred Company”.

“Treasury Regulations” means the regulations issued under the Code.

“TSX” means the Toronto Stock Exchange.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local Law.

“Working Capital” means, without duplication, the sum of (i) all current assets (other than Cash) of the Transferred Companies minus (ii) all current liabilities (other than Indebtedness, Transaction Expenses, and current or deferred Tax liabilities) of the Transferred Companies and, in each case, determined on a consolidated basis in accordance with the Accounting Principles and the sample calculation set forth on Section 1.7 of the Seller Disclosure Letter (the “Sample Working Capital Calculation”).

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Exhibit B

FORM OF LOCK-UP AGREEMENT

Final Form

[FORM OF] LOCK-UP AGREEMENT

TO:	Greenbrook TMS Inc.
TMS NeuroHealth Centers Inc.

RE:	Lock-Up of Common Shares of Greenbrook TMS Inc.

Reference is made to that certain Membership Interest Purchase Agreement, dated May 15, 2022 (the “Purchase Agreement”), by and among MS NeuroHealth Centers Inc., a Delaware corporation (the “Purchaser”), Greenbrook TMS Inc., an Ontario corporation (“Greenbrook”), Theragroup LLC, a Delaware limited liability company (“Theragroup”), Success Behavioral Holdings, LLC, a Florida limited liability company (“Seller”), and Batya Klein and Benjamin Klein, each an individual (together, the “Seller Principals”), pursuant to which Purchaser has acquired all of the issued and outstanding membership interests of Check Five LLC, a Delaware limited liability company (d/b/a Success TMS) (“Check Five”) from the Seller (the “Success TMS Transaction”).

In accordance with Section 1.2 of the Purchase Agreement, Seller received common shares in the capital of Greenbrook as consideration for all of Seller’s limited liability company interests of Check Five, 98% of which are held beneficially and of record by Seller, Theragroup and the Seller Principals (collectively, the “Securities Holders”). The Securities Holders have good and marketable title to such common shares and acknowledge that Greenbrook is relying on the representations and agreements of the Securities Holders contained in this agreement in carrying out and completing the Success TMS Transaction.

In consideration of the foregoing, the Securities Holders hereby agree, jointly and severally, that until [■], 20231 (the “Lock-Up Period”), without the prior written consent of Greenbrook (and subject to compliance with applicable securities laws), none of them will, directly or indirectly, (i) offer, sell, contract to sell (including, without limitation, any short sale), grant or sell any option to purchase, hypothecate, pledge, transfer, assign, encumber, lend, swap, or enter into any hedging transaction or other agreement with the same economic effect as a sale or to transfer the economic consequences of, or otherwise dispose of or deal with, any common shares or other securities of Greenbrook or any derivative securities based on or referencing the common shares or other securities of Greenbrook or its economic performance or (ii) publicly announce any intention to do any of the foregoing.

This agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any conflict of laws principles that would require the application of the laws of any other jurisdiction. Each party irrevocably submits to the jurisdiction of the state or federal courts located in New Castle County, Delaware in connection with any suit, action or other proceeding arising out of or relating to this agreement, and agrees not to assert, by way of motion, as a defense, or otherwise in any such suit, action or proceeding that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this agreement or the subject matter may not be enforced by such courts.

The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, without limiting any other rights available at law or in equity, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance, and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this agreement and to enforce specifically the terms and provisions of this agreement shall not be required to provide any bond or other security in connection with such order or injunction. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT.

1 Note to Draft: This date will be the date that is 12 months from the Closing Date.

This agreement shall not be assigned by any of the Securities Holders without the prior written consent of Greenbrook. Subject to the preceding sentence, this agreement is irrevocable and will be binding on the Securities Holders and their respective successors, heirs, personal or legal representatives and permitted assigns.

This Agreement may be executed and delivered in several counterparts (including via facsimile or scanned .pdf image), each of which shall be deemed to be an original, and all of which shall together constitute one and the same agreement.

[Remainder of page intentionally left blank]

2

DATED as of this [      ] day of [_____], 2022.

SUCCESS BEHAVIORAL HOLDINGS, LLC

By:
Name:
Title:

THERAGROUP LLC

By:
Name:
Title:

SELLER PRINCIPALS

Benjamin Klein

Batya Klein

The foregoing is in accordance with our understanding and is agreed by us as of the date first written above.

GREENBROOK TMS INC.

By:
Name:
Title:

TMS NEUROHEALTH CENTERS INC.

By:
Name:
Title:

[Signature page to Lock-up Agreement]

Exhibit C

Form of No Loss Warranty Letter

[•], 2022

TMS NeuroHealth Centers Inc.

c/o Greenbrook, TMS, Inc.

890 Yonge Street, 7th Floor

Toronto, ON M4N 3P4

Attention: Aniss Amdiss, General Counsel

RE: No Loss Warranty Letter

Dear Sir or Madam:

As of the date of this letter, all claims or suits resulting from services provided on behalf of Check Five LLC, d/b/a Success TMS, a Delaware limited liability company and each of its direct and indirect Subsidiaries (the “Transferred Companies”, and each a “Transferred Company”), and the individuals listed on the signature pages hereto (the “Seller Principals”) of which the Transferred Companies or the Sellers have Knowledge (as defined below) have been reported to the appropriate insurance carrier.

In addition, all medical incidents or circumstances of which any of the Transferred Companies or the Seller Principals have Knowledge and which such parties believe in good faith are reasonably likely to result in a claim or suit against the Transferred Companies, the Seller Principals, or any of the Medical Practices (as defined below) have been reported to the appropriate insurance carrier. For purposes of this letter, “Knowledge” of a person shall mean the actual knowledge of such person (which, if applicable, includes the actual knowledge of all officers, directors and executive employees), after due review of the information or records reasonably accessible to such person (including, if applicable, all officers, directors and executive employees of such person). “Medical Practices” means (a) Behavioral Solutions Medical, PC, a Pennsylvania professional corporation; (b) Lindsay Israel, MD, PA, a Florida professional association; (c) Success TMS Professional Services PLLC, an Illinois professional limited liability company; (d) Success TMS Professional Services New Jersey LLC, a New Jersey limited liability company; (e) Anywhere Clinic, LLC, a Nevada limited liability company; (f) 1555 A New LLC, a Florida limited liability company; (g) Success TMS of Nevada PLLC, a Nevada limited liability; (h) Success TMS Connecticut PLLC, a Connecticut professional limited liability company; (i) Success TMS Michigan PLLC, a Michigan professional limited liability company; (j) Success TMS Missouri LLC, a Missouri limited liability company; (k) Success TMS Tennessee PLLC, a Tennessee professional limited liability company; (l) Success TMS Texas PLLC, a Texas professional limited liability company; (m) Success TMS Virginia PLLC, a Virginia professional limited liability company; (n) ABC TMS LLC, a Wisconsin limited liability company; and (o) Success TMS Delray LLC, a Florida limited liability company.

[Signatures appear on the following page]

Sincerely,

Check Five, LLC

By:
Name: Benjamin Klein
Title: Manager

Check Staffing, LLC

By:
Name: Benjamin Klein
Title: Manager

CHFive, LLC

By:
Name: Benjamin Klein
Title: Manager

SELLER PRINCIPALS:

Benjamin Klein

Batya Klein

[Signature Page to No Loss Warranty Letter]

Acknowledged and Agreed:

TMS NeuroHealth Centers Inc.

By:
Name:
Title:

Greenbrook TMS Inc.

By:
Name:
Title:

[Signature Page to No Loss Warranty Letter]

Exhibit D

Form of U.S. Accredited Investor Questionnaire

Final Form

U.S. ACCREDITED INVESTOR QUESTIONNAIRE

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your broker and/or legal advisor before completing this questionnaire.

TO:	Greenbrook TMS Inc. (the “Issuer”)

In connection with the acquisition of common shares in the capital of the Issuer (the “Securities”) by the undersigned, as an integral part of the accompanying Membership Interest Purchase Agreement (the “Purchase Agreement”), the undersigned hereby represents and warrants to the Issuer that the undersigned, and each beneficial purchaser, if any, on whose behalf the undersigned is acquiring the Securities, satisfies one or more of the following categories of “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) (“Accredited Investor”) (please indicate by an “X” or checkmark for the undersigned, or “BP” for each beneficial purchaser/acquiror, if any, on each line that applies):

---------------	Category 1.	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934, as amended; an investment adviser registered pursuant to Section 203 of the U.S. Investment Advisers Act of 1940 (the “U.S. Investment Advisers Act”) or registered pursuant to the laws of a U.S. state; an investment adviser relying on an exemption from registration under Section 203(l) or (m) of the U.S. Investment Advisers Act; an insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; an investment company registered under the U.S. Investment Company Act of 1940, as amended (the “U.S. Investment Company Act”); a business development company as defined in Section 2(a)(48) of the U.S. Investment Company Act; a small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the U.S. Small Business Investment Act of 1958, as amended; a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S.$5,000,000; or an employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S.$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are Accredited Investors; or

---------------	Category 2.	A private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940, as amended; or

---------------	Category 3.	An organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, a corporation, a Massachusetts or similar business trust, a partnership or a limited liability company, not formed for the specific purpose of acquiring the Securities, with total assets in excess of U.S.$5,000,000; or

---------------	Category 4.	A director or an executive officer of the Issuer; or

---------------	Category 5.	A natural person whose individual net worth, or joint net worth with his or her spouse or spousal equivalent (defined as “a cohabitant occupying a relationship generally equivalent to that of a spouse”), exceeds U.S.$1,000,000. For purposes of calculating net worth under this category:

•	Such person’s primary residence shall not be included as an asset.

•	Indebtedness that is secured by such person’s primary residence, up to the estimated fair market value of the primary residence at the time of the offering of the Securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the offering of the Securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability).

•	Indebtedness that is secured by such person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the offering of the Securities shall be included as a liability.

; or

---------------	Category 6.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with his or her spouse or spousal equivalent in excess of U.S.$300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year; or

---------------	Category 7.	A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

---------------	Category 8.	Any entity in which all of the equity owners are accredited investors (Note: It is permissible to look through various forms of equity ownership to natural persons in determining the accredited investor status of entities under this Category 8. If those natural persons are themselves accredited investors, and if all other equity owners of the entity seeking accredited investor status are accredited investors, then this Category 8 may be available.); or

---------------	Category 9	An entity, of a type not listed in categories 1, 2, 3, 7 or 8, not formed for the specific purpose of acquiring the Securities, owning investments (as defined in Rule 2a51-1(b) under the U.S. Investment Company Act) in excess of U.S.$5,000,000; or

---------------	Category 10.	A natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the United States Securities and Exchange Commission (the “Commission”) has designated as qualifying an individual for accredited investor status. On August 26, 2020, the Commission designated the following certifications, when held in good standing, as qualifying natural persons for accredited investor status:

•	Licensed General Securities Representative (Series 7);

•	Licensed Investment Adviser Representative (Series 65); and

•	Licensed Private Securities Offerings Representative (Series 82).

or;

---------------	Category 11	A natural person who is a “knowledgeable employee,” as defined in Rule 3c-5(a)(4) under the U.S. Investment Company Act, of the Issuer where the Issuer would be an investment company, as defined in Section 3 of the U.S. Investment Company Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of the U.S. Investment Company Act; or

---------------	Category 12	A “family office”, as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act, (i) with assets under management in excess of U.S.$5,000,000, (ii) that is not formed for the specific purpose of acquiring the Securities, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

---------------	Category 13.	A “family client” as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act, of a family office meeting the requirements in Category 12 and whose prospective investment in the Issuer is directed by such family pursuant to subsection (iii) of Category 12.

Terms used herein but not otherwise defined have the meaning ascribed thereto in the Purchase Agreement.

Dated:	Signed:

Print the name of Seller Party

Print the name and title of Authorized Signing Officer

EXHIBIT E

Form of U.S. Legend

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF AGREES FOR THE BENEFIT OF GREENBROOK TMS INC. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (D) IN ACCORDANCE WITH (1) RULE 144A OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS; PROVIDED THAT TRANSFERS UNDER CLAUSE (D)(2) OR (E) SHALL BE PERMITTED ONLY AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION (AND IF APPLICABLE, THE CORPORATION’S TRANSFER AGENT) AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH EXEMPTION(S) FROM REGISTRATION ARE AVAILABLE.

Exhibit F

Form of Registration Rights Agreement

Final Form

RESALE REGISTRATION RIGHTS AGREEMENT

THIS RESALE REGISTRATION RIGHTS AGREEMENT, dated as of [●], 2022 (this “Agreement”), has been entered into by and between GREENBROOK TMS INC., an Ontario corporation (the “Company”) and the Shareholders (as defined below).

BACKGROUND

In connection with the Membership Interest Purchase Agreement, dated as of May 15, 2022 (the “Purchase Agreement”), by and between, inter alia, the Shareholders and the Company, pursuant to which, among other things, the Company is acquiring all of the issued and outstanding membership interests in Check Five LLC d/b/a Success TMS (“Success TMS”) and, in exchange for which, the Company is issuing common shares of the Company (the “Common Shares”) to the Shareholders, and the Company has agreed to provide to the Shareholders certain resale registration rights under the United States Securities Act of 1933, as amended, and the rules and regulations thereunder (together, the “Securities Act”), and applicable state securities laws, and under Applicable Canadian Securities Laws, with respect to the Common Shares.

AGREEMENT

In light of the above, the Company and the Shareholders hereby agree as follows:

1.	Definitions.

As used in this Agreement, the following terms will have the respective meanings set forth in this Section 1:

“Agreement” has the meaning set forth in the preamble.

“Advice” has the meaning set forth in Section 2(c)(iv).

“Applicable Canadian Securities Laws” means, collectively, the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time.

“Block Trade” means a Demand Underwritten Offering that does not require a management road show.

“Blue Sky” has the meaning set forth in Section 3(m).

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Company in a “bought deal” letter prior to the filing of a Canadian Prospectus under Applicable Canadian Securities Laws.

“Business Day” means (i) a day on which the Common Shares are traded on a Trading Market, (ii) if the Common Shares are not listed on any Trading Market, a day on which the Common Shares are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices) or (iii) in the event that the Common Shares are not listed or quoted as set forth in (i) and (ii) hereof, any day other than a Saturday, a Sunday or any day which is a national or provincial legal holiday in Canada, or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to remain closed.

“Canadian Base Prospectus” means a short form base shelf prospectus filed with the Canadian Securities Regulatory Authorities.

“Canadian Non-Base Prospectus” means a Canadian prospectus on Form 44-101F1 pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, or in the event the Company is no longer eligible to use Form 44-101F1, Form 41-101F1 pursuant to National Instrument 41-101 – General Prospectus Requirements, or such other form as the Company shall be eligible to use to register the Registrable Securities.

“Canadian Prospectus Supplement” means a prospectus supplement to the Canadian Base Prospectus relating to the distribution of Registrable Securities.

“Canadian Prospectus” means, as applicable, a Canadian Prospectus Supplement or a Canadian Non-Base Prospectus.

“Canadian Securities Regulatory Authorities” means the securities regulatory authorities in the applicable provinces and territories of Canada.

“Claim” has the meaning set forth in Section 5(b).

“Commission” means the United States Securities and Exchange Commission or any successor agency.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning set forth in the preamble.

“Demand Notice Date” has the meaning set forth in Section 2(a).

“Demand Registration Conditions” has the meaning set forth in Section 2(a).

“Demand Registration Notice” has the meaning set forth in Section 2(d)(i).

“Demand Registration Period” means the period beginning on the Lock-Up Expiration Date and ending on the date of expiration of the Effectiveness Period or if applicable, the date of the earlier termination of the registration rights under this Agreement pursuant to Section 6(c).

“Demand Registration Statement” means each registration statement under the Securities Act that is designated by the Company for the registration, under the Securities Act, of any Demand Underwritten Offering pursuant to Section 2(d). For the avoidance of doubt, the Demand Registration Statement may, at the Company’s election, be the Registration Statement filed pursuant to Section 2(a).

2

“Demand Underwritten Offering” has the meaning set forth in Section 2(d)(i).

“Demand Underwritten Offering Majority Holders” has the meaning set forth in Section 2(d)(iv)(1).

“Demanding Notice Holders” has the meaning set forth in Section 2(d)(i).

“Discontinuance Notice” has the meaning set forth in Section 3(d).

“Effective Date” means, with respect to any Registration Statement, the date on which the Commission first declares effective such Registration Statement.

“Effectiveness Deadline” means, with respect to a Registration Statement filed pursuant to Section 2(a), ninety (90) calendar days after the Demand Notice Date in the case of a filing on Form F-10, F-3 or S-3 and one hundred eighty (180) calendar days after the Demand Notice Date in the case of a filing on Form F-1 or S-1; provided that, in either case, such number of days may be extended by the Company, in its sole discretion, by up to an additional forty-five (45) calendar days if the condition of clause (B) of the definition of “Demand Registration Conditions” has not been satisfied at least forty-five (45) calendar days prior to the Demand Notice Date.

“Effectiveness Period” has the meaning set forth in Section 2(a).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Registration Rights Agreement” has the meaning set forth in Section 2(d).

“FINRA” means the Financial Industry Regulatory Authority, Inc. or any successor organization performing similar functions.

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” has the meaning set forth in Section 5(c).

“Indemnifying Party” has the meaning set forth in Section 5(c).

“Lock-Up Agreement” has the meaning assigned to it in the Purchase Agreement.

“Lock-Up Expiration Date” means the date on which the lock-up period in respect of the Shareholders expires by its terms as provided in the Lock-Up Agreement.

“Losses” has the meaning set forth in Section 5(a).

“Managing Underwriters” means, with respect to any Demand Underwritten Offering, one or more registered broker-dealers that are designated in accordance with this Agreement to administer such offering.

“Maximum Successful Underwritten Offering Size” means, with respect to any Demand Underwritten Offering, the maximum number of securities that may be sold in such offering without adversely affecting the success of such offering, as advised by the Managing Underwriters for such offering to the Company and the Shareholders.

3

“MJDS” means the U.S./Canada multijurisdictional disclosure system promulgated under U.S. and Canadian securities laws, as may be amended from time to time.

“MJDS Prospectus Supplement” has the meaning set forth in Section 2(a).

“MJDS Registration Statement” has the meaning set forth in Section 2(a).

“Offering Launch Time” means, with respect to a Demand Underwritten Offering, the earliest of (a) the first date a preliminary prospectus (or prospectus supplement) for such offering is filed with the Commission; (b) the first date such offering is publicly announced; and (c) the date a definitive agreement is entered into with the Managing Underwriters with respect to such offering.

“Other Participating Shareholders” has the meaning set forth in Section2(d)(iv)(1).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Agreement.

“Plan of Distribution” has the meaning set forth in Section 2(a).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the final prospectus included in a Registration Statement (including, without limitation, any preliminary prospectus, any free-writing prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus, and any “free writing prospectus” as defined in Rule 405

“Purchase Agreement” has the meaning set forth in the preamble.

“Registrable Securities” means the Common Shares issued to the Shareholders pursuant to the Purchase Agreement. “Registrable Securities” also includes any Common Shares issued or issuable with respect to the foregoing as a result of any stock split, stock dividend, recapitalization, exchange or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities as to any Shareholder when (i) the Commission or the Canadian Securities Regulatory Authorities has declared a Registration Statement or a Canadian Prospectus covering such securities effective and such securities have been disposed of pursuant to such effective Registration Statement or Canadian Prospectus; (ii) such securities may be sold by such Shareholder under circumstances in which all of the applicable conditions of Rule 144 are met and such securities may be sold pursuant to Rule 144 without any restriction whatsoever (including, without limitation, restriction on volume and manner of sale) and/or the legend restricting further transfer has been removed from the certificate for such securities; or (iii) such securities are no longer outstanding or are no longer beneficially owned by such Shareholder.

4

“Registration Statement” means a registration statement filed pursuant to the terms hereof and which covers the resale by the Holders, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein. For the avoidance of doubt, “Registration Statement” means the initial registration statement described above in this paragraph and any additional registration statement or registration statements that are needed to sell additional Registrable Securities with the effect that the obligations of the Company under this Agreement also extend to such additional registration statement or registration statements, in all cases, as specified in this Agreement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” has the meaning set forth in the preamble.

“Selling Holder Questionnaire” has the meaning set forth in Section 2(c)(i).

“Selling Securityholders” has the meaning set forth in Section 3(b).

“Share Ownership Percentage” means with respect to any Holder(s) as of any time, a fraction (a) whose numerator is the aggregate number of Registrable Securities owned by such Holder(s) as of such time; and (b) whose denominator is the aggregate number of Registrable Securities that are then outstanding held by all Holders under this Agreement.

“Shareholders” shall mean, collectively, Success Behavioral Holdings, LLC, a Florida limited liability company, and Theragroup LLC, a Delaware limited liability company.

“Subsequent Form Shelf” has the meaning set forth in Section 3(n).

5

“Success TMS” has the meaning set forth in the preamble.

“Suspension Notice” has the meaning set forth in Section 2(b).

“Suspension Period” has the meaning set forth in Section 2(b).

“Trading Market” means whichever of the Toronto Stock Exchange, NYSE American, New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Capital Market, Nasdaq Global Select Market or such other United States registered national securities exchange on which the Common Shares are listed or quoted for trading on the date in question.

“WKSI” means a “well known seasoned issuer” as defined in Rule 405.

2.	Registration.

(a)            Mandatory Registration. If, at any time during the Demand Registration Period, the Company receives a written notice (the “Demand Notice”, and the date of Company’s receipt of the Demand Notice, “Demand Notice Date”) from any of the Shareholders, and so long as the Demand Registration Conditions have been satisfied as of such Demand Notice Date, the Company will prepare and file with the Commission a Registration Statement covering the resale from time to time of all Registrable Securities for an offering to be made on a continuous and/or delayed basis pursuant to Rule 415 or the equivalent thereof under Canadian securities laws, as applicable (the “Shelf Registration Statement”). The Registration Statement may be on either Form F-10 or Form F-3 or S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on either such form, in which case such registration will be on Form F-1 or S-1, and if for any reason the Company is not then eligible to register for resale the Registrable Securities on Form F-1 or S-1, then on such other form of Shelf Registration Statement as is then available to effect a registration for resale of the Registrable Securities) and will contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) a “Plan of Distribution” section, substantially in the form attached hereto as Annex A, as the same may be amended in accordance with the provisions of this Agreement, provided that if the Company is then a WKSI as of the applicable filing date, such Shelf Registration Statement shall be an automatic Shelf Registration Statement. As permitted under the MJDS, any such Registration Statement that is filed on Form F-10 (an “MJDS Registration Statement”) may refer to selling securityholders generically, in contemplation of the filing, following the effectiveness of such Registration Statement, of a prospectus supplement to the prospectus included therein (the “MJDS Prospectus Supplement”), naming the selling Holders on the basis of the information provided in the Selling Holder Questionnaire. The Company will use its reasonable best efforts to cause the Registration Statement to be declared or otherwise become effective under the Securities Act and, in the case of an MJDS Registration Statement, the Company shall file the MJDS Prospectus Supplement, as soon as possible but, in any event, no later than the Effectiveness Deadline, and will use its reasonable best efforts to keep the Registration Statement (or a Subsequent Shelf) continuously effective under the Securities Act from the date of effectiveness of such Registration Statement until such date when all Registrable Securities covered by the Registration Statement cease to be Registrable Securities as determined by the counsel to the Company (the “Effectiveness Period”). For purposes of this Agreement, “Demand Registration Conditions” means (A) as of the appliable Demand Notice Date, the Common Shares are listed on a Trading Market in the United States; and (B) on or prior to the Demand Notice Date, the Company shall have received (or caused to be prepared) audited financial statements of Success TMS to the extent such audited financial statements are required by applicable U.S. securities laws, rules and regulations (including, but not limited to, Rule 3-05 of Regulation S-X under the Securities Act) for the filing of the applicable Registration Statement.

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(b)            Suspension Periods. Notwithstanding Section 2(a), the Company may, at any time, based on the reasonable judgement of the Company after consultation with its outside United States and Canadian legal counsel, delay the filing or delay or suspend the effectiveness of a Registration Statement or any pending or potential Demand Underwritten Offering or, without suspending such effectiveness, deliver a notice (a “Suspension Notice”) that instructs any selling Holders not to sell any securities included in the Registration Statement or delay the filing of any amendment or supplement pursuant to Section 3, if the board of directors of the Company has determined and promptly notifies the selling Holders in writing that in its reasonable good faith judgment (i) a material event has occurred or is likely to occur with respect to the Company that has not been publicly disclosed and, if disclosed, could reasonably be expected to materially and adversely affect the Company and its ability to consummate the registration of the resale of the Registrable Securities or (ii) such registration could reasonably be expected to materially interfere with any material financing, acquisition, corporate reorganization, merger, tender offer or other significant transaction involving the Company (a “Suspension Period”), by providing the selling Holders with written notice of such Suspension Period and the reasons therefor. The Company will use its reasonable best efforts to provide such notice at least ten (10) Business Days prior to the commencement of such a Suspension Period; provided, however, that in any event the Company will provide such notice no later than the commencement of such Suspension Period; provided, further, that in no event will a Suspension Period exceed 30 days and in no event shall the total number of days subject to a Suspension Period during any consecutive 12-month period exceed 45 days. Any Suspension Period will not be deemed to end until the Holders have received a notice from the Company stating that such Suspension Period has ended.

(c)            Holders’ Agreements. It will be a condition of each Holder’s rights under this Agreement, and each Holder agrees, as follows:

(i)            Cooperation & Selling Holder Questionnaire. Such Holder will cooperate with the Company by, with reasonable promptness, supplying information and executing documents relating to such selling Holder or the securities of the Company owned by such selling Holder in connection with such registration which are customary for offerings of this type or is required by applicable laws or regulations, including but not limited to furnishing to the Company a completed questionnaire in the form attached to this Agreement as Annex B (a “Selling Holder Questionnaire”). The Company will not be required to include the Registrable Securities of a Holder in a Registration Statement if such Holder fails to furnish to the Company a fully completed Selling Holder Questionnaire at least five (5) Business Days prior to the applicable Demand Notice Date.

(ii)            Undertakings. Such selling Holder will enter into any undertakings and take such other action relating to the conduct of the proposed offering which the Company may reasonably request as being necessary to ensure compliance with federal and state securities laws and the rules or other requirements of FINRA.

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(iii)            Shelf Sales. In connection with and as a condition to the Company’s obligations with respect to any shelf Registration Statement, each Holder covenants and agrees that it will not offer or sell any such Registrable Securities under the Registration Statement until the Registration Statement has been declared effective by the Commission and such Holder has provided a written notice to the Company of such proposed sale. The Company and the Holders acknowledge and agree that in no way shall this clause limit such Holder’s ability to sell securities without using the Registration Statement.

(iv)            Discontinuance of Sales. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a Suspension Notice or a Discontinuance Notice from the Company, such Holder will forthwith discontinue any offers and sales of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company and the Holders acknowledge and agree that in no way shall this clause limit such Holder’s ability to sell securities without using the Registration Statement.

(d)            Demand Underwriting Registration Rights.

(i)            Right to Demand Underwriting Registration. Subject to the other provisions of this Section 2(d), the Holders will have the right, exercisable by written notice satisfying the requirements of Section 2(d)(ii) (a “Demand Registration Notice”) to the Company by any one or more Holders whose aggregate Share Ownership Percentage exceeds thirty percent (30%) (such Holders, the “Demanding Notice Holders”), to require the Company to register or qualify, as applicable, under the Securities Act and/or Applicable Canadian Securities Laws, an underwritten public offering (a “Demand Underwritten Offering”) of Registrable Securities in accordance with this Section 2(d); provided, however, that:

(1)	no Demand Registration Notice may be delivered, or will be effective if:

(A)	the Common Shares are not then listed on a Trading Market (and will not be effective as to registration or qualification in either the United States or Canada if the Common Shares are not then listed on a Trading Market in the applicable jurisdiction);

(B)	a prior Demand Underwritten Offering is pending or in process, and is not withdrawn, at the time such Demand Registration Notice is delivered;

(C)	the Company has already effected one (1) Demand Underwritten Offering (excluding Block Trades) under this Section 2(d)(i) or under the similar section of any other registration rights agreement that the Company has entered into and is currently in effect (each, an “Existing Registration Rights Agreement”), provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto;

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(D)	the Company has already effected one (1) Block Trade under this Section 2(d)(i) or under the similar section of any Existing Registration Rights Agreement, provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto;

(E)	it is delivered during a Suspension Period; or

(E)	the aggregate market value of the Registrable Securities of such Holder(s) to be included in the requested Demand Underwritten Offering is less than seven million five hundred thousand dollars ($7,500,000).

(ii)            Contents of Demand Registration Notice. Each Demand Registration Notice sent by any Demanding Notice Holder(s) must state the following:

(1)            the name of, and contact information for, each such Demanding Notice Holder(s) and the number of Registrable Securities held by each such Demanding Notice Holder that were issued pursuant to the Purchase Agreement;

(2)            the desired date of the Offering Launch Time for the requested Demand Underwritten Offering, which desired date cannot (without the Company’s consent, which will not be unreasonably withheld or delayed) be earlier than ten (10) Business Days after the date such Demand Registration Notice is delivered to the Company;

(3)            the number of Registrable Securities that are proposed to be sold by each such Demanding Notice Holder; and

(4)	if the intended method of disposition is a Block Trade.

(iii)          Participation by Holders Other Than the Demanding Notice Holder(s). If the Company receives a Demand Registration Notice sent by one or more Demanding Notice Holders but not by all Holders, then:

(1)            the Company will, within one (1) Business Day, send a copy of such Demand Registration Notice to each Holder other than such Demanding Notice Holders, and such other shareholders as may be required pursuant to any Existing Registration Rights Agreement; and

(2)          subject to Section 2(d)(vi), the Company will use its commercially reasonable efforts to include, in the related Demand Underwritten Offering, Registrable Securities of any such Holder that has requested such Registrable Securities to be included in such Demand Underwritten Offering, together with any Common Shares that may be requested to be included pursuant to any Existing Registration Rights Agreement, pursuant to a joinder notice that complies with the next sentence:

To include any of its Registrable Securities in such Demand Underwritten Offering, a Holder must deliver to the Company, no later than the first (1st) Business Day after the date on which Company sent a copy of such Demand Registration Notice pursuant to subsection (1) above, a written instrument, executed by such Holder, joining in such Demand Registration Notice, which instrument contains the information set forth in Section 2(d)(ii) with respect to such Holder.

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(iv)            Certain Procedures Relating to Demand Underwritten Offering.

(1)            Obligations and Rights of the Company. Subject to the other terms of this Agreement, upon its receipt of a Demand Registration Notice, the Company will (A) designate a Demand Registration Statement, in accordance with the definition of such term and this Section 2(d), for the related Demand Underwritten Offering; and (B) use its commercially reasonable efforts to effect such Demand Underwritten Offering in accordance with the reasonable requests set forth in such Demand Registration Notice or the reasonable requests of the Holder(s) of a majority of the Registrable Securities included in such Demand Underwritten Offering (the “Demand Underwritten Offering Majority Holders”) and/or any shareholders requesting to participate in such offering pursuant to any Existing Registration Rights Agreement (the “Other Participating Shareholders”), and cooperate in good faith with the Demand Underwritten Offering Majority Holders and such Other Participating Shareholders in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Company will not be obligated to effect, or take any actions in respect of, any Demand Underwritten Offering (i) at any time prior to the Effectiveness Deadline, (ii) during a Suspension Period or at any time when the securities proposed to be sold pursuant to such Demand Underwritten Offering are subject to any lock-up agreement (including pursuant to a prior Demand Underwritten Offering) that has not been waived or released, (iii) after the Company has already effected one (1) Demand Underwritten Offering pursuant to this Agreement or pursuant to any Existing Registration Rights Agreement, provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto, or (iv) after the Company has already effected one (1) Block Trade pursuant to this Agreement or pursuant to any other registration rights agreement that the Company has entered into and is currently in effect, provided that the Shareholders are permitted to participate in such offering pursuant to Section 2(e) hereto. The Company will be entitled to rely on the authority of the Demand Underwritten Offering Majority Holders of any Demand Underwritten Offering to act on behalf of all Holders that have requested any securities to be included in such Demand Underwritten Offering.

(2)            Designation of the Underwriting Syndicate. The Managing Underwriters, and any other underwriter, for any Demand Underwritten Offering will be selected by the applicable Demand Underwritten Offering Majority Holders and any Other Participating Shareholders with the approval of the Company (which will not be unreasonably withheld or delayed).

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(3)	Authority of the Demand Underwritten Offering Majority Holders. The Demand Underwritten Offering Majority Holders for any Demand Underwritten Offering, together with any Other Participating Shareholders, will have the following rights with respect to such Demand Underwritten Offering, which rights, if exercised, will be deemed to have been exercised on behalf of all Holders that have requested any securities to be included in such Demand Underwritten Offering:

(A)            in consultation with the Managing Underwriters for such Demand Underwritten Offering, to determine the Offering Launch Time, which date shall be subject to the availability of an effective Registration Statement;

(B)            to determine the structure of the offering, provided such structure is reasonably acceptable to the Company;

(C)            to negotiate any related underwriting agreement and its terms, including the amount of securities to be sold by the applicable Holders pursuant thereto and the offering price of, and underwriting discount for, such securities; provided, however, that the Company will have the right to negotiate in good faith all of its representations, warranties and covenants, and indemnification and contribution obligations, set forth in any such underwriting agreement; and

(D)            withdraw such Demand Underwritten Offering by proving written notice of such withdrawal to the Company.

(4)            Confidentiality. Each Holder agrees to treat as confidential information, its delivery or receipt of any Demand Registration Notice and the information contained therein, including the related Demand Underwritten Offering.

(v)            Conditions Precedent to Inclusion of a Holder’s Registrable Securities. Notwithstanding anything to the contrary in this Section 2(d), the right of a Holder to include any of its Registrable Securities in any Demand Underwritten Offering will be subject to the following conditions:

(1)            the execution and delivery, by such Holder or its duly authorized representative or power of attorney, of any related underwriting agreement and such other agreements or instruments (including customary “lock-up” agreements, custody agreements and powers of attorney), if any, as may be reasonably requested by the Managing Underwriters for such Demand Underwritten Offering; and

(2)            the provision, by such Holder no later than the Business Day immediately after the request therefor, of any information reasonably requested by the Company or such Managing Underwriters in connection with such Demand Underwritten Offering (including, but not limited to, completion of a fully completed Selling Holder Questionnaire at least five (5) Business Days prior to the filing of the applicable Registration Statement).

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(vi)            Priority of Securities in Demand Underwritten Offering. If the total number of securities requested to be included in a Demand Underwritten Offering pursuant to this Section 2(d) and by any Other Participating Shareholders exceeds the Maximum Successful Underwritten Offering Size for such Demand Underwritten Offering, then:

(1)            the number of securities to be included in such Demand Underwritten Offering will be reduced to an amount that does not exceed the Maximum Successful Underwritten Offering Size; and

(2)	to effect such reduction,

(A)            if the number of Registrable Securities of Holders and other persons that have duly requested such Registrable Securities to be included in such Demand Underwritten Offering in accordance with this Section 2(d) (or in the case of any Other Participating Shareholders, pursuant to “piggyback rights” evidenced by the applicable Existing Registration Rights Agreement) exceeds such Maximum Successful Underwritten Offering Size, then the number of Registrable Securities to be included in such Demand Underwritten Offering will be allocated first to the Holders pro rata based on the total number of Registrable Securities so requested by each such Holder to be included in such Demand Underwritten Offering and, thereafter to other persons, including any Other Participating Shareholders.

At any time during the term of this Agreement, the rights and obligations contained herein shall apply to a Canadian Base Prospectus or a Canadian Non-Base Prospectus, and, for greater certainty, Demanding Notice Holders can request that the Company use MJDS (to the extent available) for all or part of the Registrable Securities pursuant to a Demand Underwritten Offering by filing a Canadian Prospectus Supplement under a Canadian Base Prospectus or by filing a Canadian Non-Base Prospectus, in each case in compliance with Applicable Canadian Securities Laws, so as to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada (except for Quebec), whether or not any offering takes place in Canada.

(e)            Piggyback Registrations. Without limiting any obligation of the Company, if (i) there is not an effective Registration Statement covering all of the Registrable Securities, if the Prospectus contained therein is not available for use, or if Rule 144 is not available with respect to the Registrable Securities and (ii) the Company shall determine to prepare and file with the Commission or the Canadian Securities Regulatory Authorities a registration statement, prospectus or offering statement relating to an offering for its own account or the account of others (including pursuant to any Existing Registration Rights Agreement) under the Securities Act or Applicable Canadian Securities Laws of any of its equity or equity-linked securities (other than on Form F-4 or S-4, Form F-3D or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity or equity-linked securities to be issued solely in connection with any acquisition of any entity or business (or a business combination subject to Rule 145 under the Securities Act) or equity or equity-linked securities issuable in connection with the Company’s stock option or other employee benefit plans), or a dividend reinvestment or similar plan or rights offering, then, subject to Section 2(f), the Company shall deliver to each Holder a written notice of such determination and, if within five (5) Business Days after the date of the delivery of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement, prospectus or offering statement all or any part of such Registrable Securities that such Holder requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 2(e) that are the subject of a then-effective Registration Statement or Canadian Prospectus. The Company may postpone or withdraw the filing or the effectiveness of a piggyback registration at any time in its sole discretion. The Company shall not grant piggyback registration rights to any holders of its Common Shares or securities that are convertible into its Common Shares that are senior to the rights of the Holders set forth in this Section 2(e).

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(f)             Bought Deals. If the Company receives a Bought Deal letter relating to an offering of securities of the Company for its own account pursuant to which the notification requirements of Section 2(e) apply, the Company shall give the Holders such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals are currently carried out in common market practice of its rights to participate thereunder and the Holders shall have at least 24 hours from the time the Company notifies it of such Bought Deal to provide the notice referred to in Section 2(e).

3.	Registration Procedures. In connection with the Company’s obligations to effect any registration pursuant to Section 2, the Company and, as applicable, the Holders, will do the following (to the extent applicable):

(a)            FINRA Cooperation. The Company and the Holders will cooperate and assist in any filings required to be made with FINRA in respect of any Registration Statement.

(b)            Right to Review Prior Drafts. Not less than five (5) Business Days prior to the filing of a Registration Statement or any related Prospectus, any Canadian Prospectus, or any amendment or supplement thereto, the Company will furnish to each Holder copies of the “Selling Securityholders” and “Plan of Distribution” sections of such documents (together with drafts of the Registration Statement or any related Prospectus, any Canadian Prospectus, or any amendment or supplement thereto) in the form in which the Company proposes to file them, which sections and documents will be subject to the review of each such Holder. Each Holder will provide comments, if any, within three (3) Business Days after the date such materials are provided. The Company will not file a Registration Statement, any Prospectus, any Canadian Prospectus, or any amendments or supplements thereto in which the “Selling Securityholders” or the “Plan of Distribution” sections thereof differ in any material respect from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented) or otherwise differ in any material respect from the drafts previously received by such Holder, except as may be required by the Commission or the Canadian Securities Regulatory Authorities, as applicable. Each Holder whose Registrable Securities are to be sold pursuant to a Demand Underwritten Offering in accordance with Section 2(d) will be afforded the same rights set forth in this Section 3(b) with respect to any Registration Statement or Prospectus, any Canadian Prospectus, or any amendment or supplement thereto which names such Holder.

(c)            Right to Copies. The Company will furnish to each Holder and the Managing Underwriters, if any, without charge, (i) at least one (1) conformed copy of each Registration Statement, each Canadian Prospectus, and each amendment thereto and all exhibits to the extent requested by such Holder (excluding those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission or the Canadian Securities Regulatory Authorities, as applicable, except if such documents are available on EDGAR or SEDAR, as the case may be; and (ii) as many copies of each Prospectus or Prospectuses or each Canadian Prospectus or Canadian Prospectuses, as the case may be (including each form of prospectus) and each amendment or supplement thereto as such Holder may reasonably request. The Company hereby consents to the use of such Prospectus, Canadian Prospectus and each amendment or supplement thereto by each of the selling Holders or Managing Underwriters, as applicable, in connection with the offering and sale of the Registrable Securities covered by such Prospectus, Canadian Prospectus, and any amendment or supplement thereto.

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(d)            Notices. In connection with any registration pursuant to Section 2(a), the Company will notify each Holder covered by the Registration Statement or Canadian Prospectus as promptly as reasonably practicable: (A) when the Prospectus, Canadian Prospectus or any prospectus supplement or post-effective amendment has been filed, and with respect to the Registration Statement or any post-effective amendment, when the same has become effective, and with respect to a Canadian Non-Base Prospectus, when the same has been receipted by the Canadian Securities Regulatory Authorities; (B) of any request by the Commission or the Canadian Securities Regulatory Authorities, as the case may be, for any amendments or supplements to the Registration Statement, the Prospectus or the Canadian Prospectus or for additional information; (C) of the issuance by the Commission or any Canadian Securities Regulatory Authority of any stop order suspending the effectiveness of the Registration Statement or Canadian Prospectus or the initiation of any proceedings for that purpose; (D) if, at any time prior to the closing contemplated by the Purchase Agreement, it becomes aware that the representations and warranties of the Company contained in such agreement cease to be true and correct; (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (F) of the happening of any event which it believes may make any statement made in the Registration Statement, the Prospectus, the Canadian Prospectus or any document incorporated therein by reference untrue, or of any material misstatement or omission, and which requires the making of any changes in the Registration Statement, the Prospectus, the Canadian Prospectus or any document incorporated therein by reference in order to make the statements therein not misleading; (G) upon the occurrence of a Suspension Period (items (C) through and including (G) being a “Discontinuance Notice”); and (H) upon the conclusion of a Suspension Period. In addition, during the pendency of any Demand Underwritten Offering pursuant to Section 2(d), but other than during a Suspension Period, the Company will provide notice to each Holder whose Registrable Securities are to be sold in such offering pursuant to the Registration Statement or Canadian Prospectus used in connection with the Demand Underwritten Offering, which Holders will be afforded the same notice set forth in clauses (A) through (H) of this Section 3(d) relating to such Registration Statement or Canadian Prospectus.

(e)            Withdrawal of Suspension Orders. The Company will use its reasonable best efforts to respond as promptly as reasonably possible to any comments received from the Commission or the Canadian Securities Regulatory Authorities with respect to any Registration Statement, any Canadian Prospectus or any amendment thereto (and the Holders shall cooperate to resolve any such comments in respect of the selling shareholder information contained therein, to the extent applicable to such Holders) and to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement or Canadian Prospectus or the suspension of the qualification of the Registrable Securities for sale in any jurisdiction, or to prevent any such suspension.

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(f)            Supplements & Amendments. Subject to Sections 2(a) and 2(d), if required by applicable federal or provincial securities laws, based on the advice of the Company’s counsel, the Company will prepare a supplement or post-effective amendment to a Registration Statement, the related Prospectus, the Canadian Prospectus or any document incorporated therein by reference or file any other required document or, if necessary, renew or refile a Registration Statement or Canadian Prospectus prior to its expiration, so that, as thereafter delivered to the purchasers of the Registrable Securities, (A) the Prospectus or Canadian Prospectus, as the case may be, will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; (B) such Registration Statement or Canadian Prospectus remains continuously effective as to the applicable Registrable Securities for its applicable Effectiveness Period; (C) the related Prospectus or Canadian Prospectus may be supplemented by any required prospectus supplement, and as so supplemented may be filed pursuant to Rule 424 (or the equivalent under the MJDS) or Applicable Canadian Securities Laws; and (D) the Prospectus or Canadian Prospectus will be supplemented, if necessary, to update the disclosure of the number of shares that each Holder intends to sell, reflecting prior resales in accordance with guidance of the staff of the Commission or the Canadian Securities Regulatory Authorities (as such guidance may be substituted for, amended or supplemented by the staff of the Commission or the Canadian Securities Regulatory Authorities after the date of this Agreement). Furthermore, subject to a Holder’s compliance with its obligations under Section 2(c)(i), the Company will take such actions as are required to name such Holder as a selling Holder in a Registration Statement, Canadian Prospectus, or any supplement thereto and to include (to the extent not theretofore included) in such Registration Statement or Canadian Prospectus the Registrable Securities identified in such Holder’s Selling Holder Questionnaire.

(g)            Listing. The Company will use its reasonable best efforts to cause all Registrable Securities covered by the Registration Statement or Canadian Prospectus to be listed on each securities exchange on which the Common Shares are then listed if so required by the rules of such exchange and if requested by the Holder thereof.

(h)            Transfer Agent & Registrar. The Company will provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement or Canadian Prospectus from and after a date not later than the Effective Date of such Registration Statement or Canadian Prospectus, as the case may be.

(i)            Certificates. The Company will cooperate with the Holders to facilitate the timely preparation and delivery of any certificates or book-entry statements representing Registrable Securities to be delivered to a transferee pursuant to any Registration Statement or Canadian Prospectus, which certificates or book-entry statements will be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may reasonably request.

(j)            CUSIPs. The Company, if necessary, will use its best efforts to maintain the existing CUSIP number for the Registrable Securities as of the Effective Date of the Registration Statement or Canadian Prospectus, as the case may be.

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(k)            Agreement Not to Co-Mingle Registrable Securities. For purposes of calculating the number of Registrable Securities and, for purposes of Section 2(d), calculating the Share Ownership Percentage, each Holder hereby agrees to maintain a separate Direct Registration System (“DRS”) book-entry position for its respective Registrable Securities or otherwise to hold such Registrable Securities in certificated form, and not co-mingle any other Common Shares with such Registrable Securities, whether such other Common Shares are beneficially owned as of the date of this Agreement or hereafter acquired by such Holder.

(l)            Legal Counsel. Holders will have the right to select one legal counsel, at the Company’s expense pursuant to Section 4, to review, on behalf of such Holders, any Registration Statement, Prospectus or Canadian Prospectus, as applicable, prepared pursuant to Section 2 or this Section 3, which will be such counsel as designated by the Holders of a majority of the Registrable Securities then outstanding, provided that no more than one legal counsel can be selected for the selling securityholders in any offering pursuant to this Agreement in the event that the Shareholders exercise their piggyback rights under Section 2(e) hereto in respect of an offering pursuant to any Existing Registration Rights Agreement. The Company will reasonably cooperate with such legal counsel’s reasonable requests in performing their obligations under this Agreement.

(m)            Blue Sky. The Company will, prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Holders or Managing Underwriters, in the case of a Demand Underwritten Offering, in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws (“Blue Sky”) of all jurisdictions within the United States that the selling Holders or Managing Underwriters, in the case of a Demand Underwritten Offering, request in writing be covered, to keep each such registration or qualification (or exemption therefrom) effective during the applicable Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by any Registration Statement, including in connection with a Demand Underwritten Offering; provided, that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to become subject to any material tax in any such jurisdiction where it is not then so subject.

(n)            Subsequent Shelf. If, at the time of filing of a Registration Statement pursuant to Section 2(a), the Company is not eligible to use Form F-10 or Form F-3 or S-3 for transactions involving secondary offerings and the Company is not otherwise eligible to incorporate by reference prospectively into such Registration Statement, then at such time as the Company becomes eligible to register transactions involving secondary offerings on Form F-10 or Form F-3 or S-3, the Company may, in its sole discretion, file in accordance with the procedures outlined in this Section 3, including but not limited to all required notices to the Holders, an additional Registration Statement on Form F-10 or Form F-3 or S-3 to cover resales pursuant to Rule 415 (or the equivalent under Canadian securities laws) of the Registrable Securities (a “Subsequent Shelf”), and, when such Subsequent Shelf has been filed with the Commission, the Company may, concurrently with its filing of a request for acceleration of effectiveness of such Subsequent Shelf, withdraw or terminate the original Registration Statement; provided, however, that nothing in this Section 3(n) will be interpreted to limit the Company’s obligations pursuant to Section 2(a).

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(o)            Certain Covenants Relating to Underwritten Offerings. The following covenants will apply, in each case to the extent applicable, in connection with any Demand Underwritten Offering or to the extent neither a Canadian Base Prospectus nor a Canadian Non-Base Prospectus is used for sales in Canada but the Shareholders hire a dealer for sales in Canada:

(i)            Underwriting Agreement and Related Matters. The Company will (1) execute and deliver any customary underwriting agreement or other agreement or instrument reasonably requested by the Managing Underwriters for such offering; (2) use its commercially reasonable efforts to cause such customary legal opinions, comfort letters, “lock-up” agreements and officers’ certificates to be delivered in connection therewith; and (3) cooperate in good faith with such Managing Underwriters in connection with the disposition of Registrable Securities pursuant to such offering.

(ii)            Marketing and Roadshow Matters. Except in the case of a Block Trade, the Company will cooperate in good faith with the Managing Underwriters for such offering in connection with any marketing activities relating to such offering, including any roadshow.

(iii)            FINRA Matters. The Company and the Holders will cooperate and assist in any filings required to be made with FINRA in connection with such offering.

4.	Registration Expenses.

All fees and expenses incident to the performance of or compliance with this Agreement by the Company will be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement or a Canadian Prospectus including, without limitation: (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Shares are then listed for trading, (B) related to compliance with applicable state securities or Blue Sky laws and (C) incurred in connection with the preparation or submission of any filing with FINRA); (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing Prospectuses or Canadian Prospectuses); (iii) messenger, telephone and delivery expenses; (iv) fees and disbursements of (A) counsel for the Company and (B) counsel for the Holders pursuant to Section 3(l) in amount not to exceed US$25,000, in the case of registration pursuant to Section 2(a) or Section 2(e), or US$50,000, in the case of registration pursuant to Section 2(d), as appliable, for any Registration Statement or Canadian Prospectus; (v) Securities Act liability insurance, if the Company so desires such insurance; (vi) fees and expenses of all other persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement and (vii) all of the Company’s own internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder; provided, however, that each selling Holder will pay (i) all underwriting discounts, commissions, fees and expenses and all transfer taxes with respect to the Registrable Securities sold by such selling Holder; (ii) any fees and expenses of legal counsel other than covered by the Company in Section 4(iv)(B) and (iii) all other expenses incurred by such selling Holder and incidental to the sale and delivery of the shares to be sold by such Holder.

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5.	Indemnification.

(a)            Indemnification by the Company. The Company will, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, severally and not jointly with any other Holder, the officers, directors, partners, members and shareholders of each such Holder and each person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the directors and officers of any such controlling persons, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or based upon, in the case of the Registration Statement, Canadian Prospectus, or in any amendments thereto, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein to make the statements not misleading, or in the case of any Prospectus, Canadian Prospectus or form of prospectus, or in any amendment or supplement thereto, or in any preliminary prospectus, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent, but only to the extent, that such untrue statements or omissions (1) are made in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Holder expressly for use in a Registration Statement, Prospectus or Canadian Prospectus, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder for use in the Registration Statement, such Prospectus, such Canadian Prospectus or such form of prospectus (it being understood and agreed that the only such information furnished to the Company by or on behalf of any Holder consists of the information described in Annex A hereto, as may be amended in accordance with the provisions of this Agreement) or (2) resulted from the use by any Holder of an outdated or defective Prospectus or Canadian Prospectus after the Company has notified such Holder in writing that such Prospectus or Canadian Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus or Canadian Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus or Canadian Prospectus the misstatement or omission giving rise to such Loss would have been corrected.

(b)            Indemnification by Holders. Each Holder will, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, partners, members and shareholders and each person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the directors and officers of such controlling person, in each case to the fullest extent permitted by applicable law from and against all Losses, as incurred, arising solely out of or based upon, in the case of the Registration Statement, Canadian Prospectus or in any amendments thereto, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein to make the statements not misleading, or in the case of any Prospectus, Canadian Prospectus or form of prospectus, or in any amendment or supplement thereto, or in any preliminary prospectus, any untrue or alleged untrue statement of a material fact contained therein or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading to the extent, but only to the extent, that such untrue statements or omissions (1) are made in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Holder expressly for use in a Registration Statement, Prospectus or Canadian Prospectus and the Holder has stated in writing that such information to be expressly for use in connection with such registration, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and approved in writing by such Holder for use in the Registration Statement, such Prospectus or such Canadian Prospectus (it being understood and agreed that the only such information furnished to the Company by or on behalf of any Holder consists of the information described in Annex A hereto, as may be amended in accordance with the provisions of this Agreement) or (2) resulted from the use by such Holder of an outdated or defective Prospectus or Canadian Prospectus after the Company has notified such Holder in writing that the Prospectus or Canadian Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus or Canadian Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus or Canadian Prospectus the misstatement or omission giving rise to such Loss would have been corrected; provided, however, that the obligation to indemnify will be several and not joint and in no event will the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by any such selling Holder upon the sale of the Registrable Securities under the Registration Statement or Canadian Prospectus giving rise to such indemnification obligation. Notwithstanding anything in this Section 5(b) to the contrary, the indemnification herein shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the prior written consent of the Holder (which consent shall not be unreasonably withheld).

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(c)            Conduct of Indemnification Proceedings. In order for a Person (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person against the Indemnified Party (a “Claim”), such Indemnified Party must notify the indemnifying party (“Indemnifying Party”) in writing, and in reasonable detail, of the Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Claim; provided, however, that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court filings and related papers) received by the Indemnified Party relating to the Claim.

If a Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges its obligation in writing to indemnify the Indemnified Party therefor, to assume at its cost the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party and to settle such suit, action, claim or proceeding in its discretion with an unconditional full release of the Indemnified Party and no admission of fault, liability, culpability or a failure to act by or on behalf of the Indemnified Party. Notwithstanding any acknowledgment made pursuant to the immediately preceding sentence, the Indemnifying Party shall continue to be entitled to assert any limitation to the amount of Losses for which the Indemnifying Party is responsible pursuant to its indemnification obligations. Should the Indemnifying Party so elect to assume the defense of a Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless (i) the Indemnifying Party has materially failed to defend, contest or otherwise protest in a timely manner against Claims or (ii) such Indemnified Party reasonably objects to such assumption on the grounds that there are defenses available to it which are different from or in addition to the defenses available to such Indemnifying Party and, as a result, a conflict of interest exists. Subject to the limitations in the preceding sentence, if the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend any Claim, all the parties hereto shall cooperate in the defense or prosecution of such Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).

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The obligations of the Company and the Holders under this Section 5 shall survive completion of any offering of Registrable Securities pursuant to a Registration Statement or a Canadian Prospectus and the termination of this Agreement. The Indemnifying Party’s liability to any such Indemnified Party hereunder shall not be extinguished solely because any other Indemnified Party is not entitled to indemnity hereunder.

(d)            Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses will be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in Section 5(a) or 5(b) was available to such party in accordance with its terms. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in this Section 5. Notwithstanding the provisions of this Section 5, no Holder will be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

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(e)            Other. The indemnity and contribution agreements contained in this Section 5 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.	Miscellaneous.

(a)            Notices. All notices or other communications hereunder will be in writing and will be given by (i) personal delivery, (ii) courier or other delivery service which obtains a receipt evidencing delivery, (iii) registered or certified mail (postage prepaid and return receipt requested) or (iv) facsimile or similar electronic device, to such address as may be designated from time to time by the relevant party, and which will initially be:

(i)           in the case of the Company:

Greenbrook TMS Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

Attn: Aniss Amdiss, General Counsel

Email: [***Redacted – Personally Identifying Information***]

With a copy to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036

Attn: Christopher R. Bornhorst, Esq.

Email: [***Redacted – Personally Identifying Information***]

(ii)           in the case of each Shareholder, to the address described in Section 10.1 of the Purchase Agreement.

Notices to Holders shall be provided to the address specified on such Holder’s Selling Holder Questionnaire. All notices and other communications will be deemed to have been given (i) if delivered by the United States mail, three (3) Business Days after mailing (five (5) Business Days if delivered to an address outside of the United States), (ii) if delivered by a courier or other delivery service, one (1) Business Day after dispatch (two (2) Business Days if delivered to an address outside of the United States) and (iii) if personally delivered or sent by facsimile or similar electronic device, upon receipt by the recipient or its agent or employee (which, in the case of a notice sent by facsimile or similar electronic device, will be the time and date indicated on the transmission confirmation receipt). No objection may be made by a party to the manner of delivery of any notice actually received in writing by an authorized agent of such party.

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(b)            Governing Law; Jurisdiction; Jury Trial; etc. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in New Castle County, Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service will constitute good and sufficient service of process and notice thereof. Nothing contained herein will be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this Agreement or any transaction contemplated hereby.

(c)            Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) the mutual written agreement of the Company and the Shareholders holding a majority of the Common Shares that are issued to the Shareholders under the Purchase Agreement (except to the extent any such termination relates solely to one Shareholder, in which case, only the consent of such Shareholder shall be required) to terminate this Agreement or (b) as to the Shareholders, the first date on which the Shareholders and their Affiliates collectively no longer beneficially own at least [5]% of the outstanding Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act.

(d)            Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Shareholders holding a majority of the Common Shares that are issued to the Shareholders under the Purchase Agreement (except to the extent any such amendment or waiver relates solely to one Shareholder, in which case, only the consent of such Shareholder shall be required). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any right or remedy provided by applicable law.

(e)            Remedies. In the event of a breach by the Company of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.

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(f)            Complete Agreement; Modifications. This Agreement and any documents referred to herein or executed contemporaneously herewith constitute the parties’ entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof and thereof. This Agreement may be amended, altered or modified only by a writing signed by the Company and the Holders of a majority of the Registrable Securities then outstanding.

(g)            Additional Documents. Each party hereto agrees to execute any and all further documents and writings and to perform such other actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

(h)            Third-Party Beneficiaries. None of the provisions of this Agreement will be for the benefit of, or enforceable by, any third-party beneficiary, except with respect to the Holders. For the avoidance of doubt, none of the Other Participating Shareholders, if any, shall be third-party beneficiaries of this Agreement.

(i)            Successors and Assigns. Except as provided herein to the contrary, this Agreement will be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

(j)            Waivers Strictly Construed. With regard to any power, remedy or right provided herein or otherwise available to any party hereunder (a) no waiver or extension of time will be effective unless expressly contained in a writing signed by the waiving party and (b) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

(k)            Severability. The validity, legality or enforceability of the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

(l)            Attorneys’ Fees. Should any litigation be commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such proceeding will be entitled, in addition to such other relief as may be granted, to the attorneys’ fees and court costs incurred by reason of such litigation.

(m)            Headings. The Section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular Section.

(n)            Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

7.	Rule 144 Reporting.

(a)            Current Public Information. In order to ensure the Holders have the benefits of Rule 144 and any other rule or regulation of the Commission which may at any time permit the Holders to sell Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to make and keep adequate public information available, in accordance with the requirements of Rule 144(c), at all times after the Lock-Up Expiration Date.

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(b)            Rule 144 Resale Cooperation. If (1) any Shareholder proposes to dispose any Registrable Securities then held by such Shareholder that can be offered to any Person pursuant to Rule 144 (as confirmed in writing by the Shareholder to the Company) after the Lock-Up Expiration Date, and (2) the Company has not yet filed a Shelf Registration Statement (or, if the Company has filed a Shelf Registration Statement and it has not become effective with the Commission by the Effectiveness Deadline), then the Company shall use commercially reasonable efforts to promptly take all steps reasonably requested by such Shareholder in order to facilitate the timely disposition of such Registrable Securities pursuant to Rule 144, including without limitation (i) to cause an opinion of legal counsel to be prepared (at the Company’s expense) in customary form regarding the eligibility of such Shareholder to dispose such Common Shares pursuant to Rule 144 and (ii) to reasonably cooperate with such Shareholder and/or the relevant transfer agent, broker and registrar, as applicable, to facilitate the timely disposition of such Registrable Securities pursuant to Rule 144; provided, however, that such Shareholder shall provide written confirmation to the reasonable satisfaction of the Company’s counsel that such Shareholder’s proposed resale of any Common Shares then held by such Shareholder may be effected in accordance with the requirements of Rule 144 or another exemption from the registration requirements under the Securities Act and is not otherwise subject to any restrictions set forth in the Company’s insider trading policy.

(c)            Exceptions. Notwithstanding the foregoing, the obligations in this Section 7 shall not be applicable (1) during all such times when there is an effective Shelf Registration Statement permitting the public resale of the Registrable Securities; or (2) at any time after the Registrable Securities are no longer beneficially owned by the Shareholders.

[Remainder of Page Intentionally Left Blank, Signature Pages to Follow]

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IN WITNESS WHEREOF, the parties have executed this Resale Registration Rights Agreement as of the date first written above.

GREENBROOK TMS INC.

By:
Name: Bill Leonard
Title: President and Chief Executive Officer

[Signature Page to Resale Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Resale Registration Rights Agreement as of the date first written above.

SHAREHOLDERS:

SUCCESS BEHAVIORAL HOLDINGS, LLC

By:

Name:	Benjamin Klein
Title:	Chief Executive Officer

THERAGROUP LLC

By:

Name:	Benjamin Klein
Title:	Chief Executive Officer

BENJAMIN KLEIN

By:

Name:	Benjamin Klein

BATYA KLEIN

By:

Name:	Batya Klein

THE BEREKE TRUST U/T/A DATED 2/10/03

By:

Name:	Batya Klein
Title:	Trustee

[Signature Page to Resale Registration Rights Agreement]

PLAN OF DISTRIBUTION

We are registering the Securities covered by this prospectus on behalf of the Selling Securityholders. All costs, expenses and fees connected with the registration of these Securities will be borne by us. Any brokerage commissions and similar expenses connected with selling the Securities will be borne by the Selling Securityholders. The Selling Securityholders may offer and sell the Securities covered by this prospectus from time to time in one or more transactions. The term “Selling Securityholders” includes pledgees, donees, transferees and other successors-in-interest who may acquire Securities through a pledge, gift, partnership distribution or other non-sale related transfer from the Selling Securityholders. The Selling Securityholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. These transactions include:

•	through one or more underwriters or dealers in a public offering and sale by them, whether individually or through an underwriting syndicate led by one or more managing underwriters;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) under the Securities Act and/or applicable Canadian securities laws, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents;

•	by delayed delivery contracts or by remarketing firms;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	exchange or over-the-counter distributions in accordance with the rules of the exchange or other market;

•	block trades in which the broker-dealer attempts to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as agent on both sides of the trade;

•	transactions in options, swaps or other derivatives that may or may not be listed on an exchange;

•	through distributions by a Selling Securityholder or its successors in interest to its members, general or limited partners or shareholders (or their respective members, general or limited partners or shareholders);

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•	a combination of any such method of sale; or

•	any other method permitted pursuant to applicable law.

In connection with distributions of the Securities or otherwise, the Selling Securityholders may:

•	sell the Securities:

•	in negotiated transactions;

•	in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices;

•	sell the Securities:

•	on a national securities exchange;

•	in the over-the-counter market; or

•	in transactions otherwise than on an exchange or in the over-the-counter market, or in combination;

•	sell the Securities short and/or deliver the Securities to close out short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of Securities covered by this prospectus, which they may in turn resell; and

•	pledge Securities to broker-dealers or other financial institutions, which, upon a default, they may in turn resell.

The Selling Securityholders may also resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, as permitted by that rule, Section 4(a)(1) under the Securities Act, if available, or any other exemption from the registration requirements that become available, and in accordance with Canadian securities laws, rather than under this prospectus.

If underwriters are used in the sale of any Securities, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. We may use underwriters with whom we have a material relationship. As applicable, we will describe in each accompanying prospectus supplement the name of the underwriter(s) and the nature of any such relationship(s).

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If a dealer is used in an offering of Securities, the dealer may purchase the securities, as principal. The dealer may then resell the Securities to the public at varying prices to be determined by the dealer at the time of sale.

Securities may be sold directly or through agents designated from time to time. We will name any agent involved in the offering and sale of such shares and we will describe any commissions paid to the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, the agent will act on a best-efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

Underwriters who participate in the distribution of Securities may be granted an option to purchase additional Securities in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each accompanying prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

In connection with sales of Securities, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Securities in the course of hedging in positions they assume. The Selling Securityholders may also sell Securities short and the Selling Securityholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed Securities in connection with such short sales. The Selling Securityholders may also loan or pledge Securities to broker-dealers that in turn may sell such Securities, to the extent permitted by applicable law. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under the applicable rules under the Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders may also transfer and donate Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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A Selling Securityholder that is an entity may elect to make an in-kind distribution of Securities to its members, general or limited partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, general or limited partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable Securities pursuant to the distribution through a registration statement. Additionally, to the extent that entities, members, partners or shareholders are affiliates of ours received shares in any such distribution, such affiliates will also be Selling Securityholders and will be entitled to sell Securities pursuant to this prospectus.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 and applicable Canadian securities laws.

Underwriters, broker-dealers or agents who may become involved in the sale of Securities may engage in transactions with, and perform other services for, us in the ordinary course of their business for which they receive compensation.

In effecting sales, the Selling Securityholders may engage broker-dealers or agents, who may in turn arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders and/or from the purchasers of Securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. To our knowledge, there is currently no plan, arrangement or understanding between any Selling Securityholders and any broker-dealer or agent regarding the sale of any Securities by the Selling Securityholders.

The Selling Securityholders, any broker-dealers or agents and any participating broker-dealers that act in connection with the sale of the Securities covered by this prospectus may be “underwriters” under the Securities Act with respect to those Securities and will be subject to the prospectus delivery requirements of that Act. Any profit that the Selling Securityholders realize, and any compensation that any broker-dealer or agent may receive in connection with any sale, including any profit realized on resale of Securities acquired as principal, may constitute underwriting discounts and commissions. If the Selling Securityholders are deemed to be underwriters, the Selling Securityholders may be subject to certain liabilities under statutes including, but not limited to, Section 11, 12 and 17 of the Securities Act and Section 10(b) and Rule 10b-5 under the Exchange Act.

The securities laws of some states may require the Selling Securityholders to sell the Securities in those states only through registered or licensed brokers or dealers. These laws may also require that we register or qualify the Securities for sale in those states unless an exemption from registration and qualification is available and the Selling Securityholders and we comply with that exemption. In addition, the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of Securities in the market and to the activities of the Selling Securityholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person to engage in market-making activities with respect to the Securities.

4

If any Selling Securityholder notifies us that he has entered into any material arrangement with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution, over-the-counter distribution or secondary distribution, or a purchase by a broker or dealer, we will file any necessary supplement to this prospectus to disclose:

•	the number of Securities involved in the arrangement;

•	the terms of the arrangement, including the names of any underwriters, dealers or agents who purchase Securities, as required;

•	the proposed selling price to the public;

•	any discount, commission or other underwriting compensation;

•	the place and time of delivery for the Securities being sold;

•	any discount, commission or concession allowed, reallowed or paid to any dealers; and

•	any other material terms of the distribution of Securities.

In addition, if the Selling Securityholder notifies us that a donee, pledgee, transferee or other successor-in-interest of the Selling Securityholder intends to sell any securities, we will file an amendment to the registration statement of which this prospectus forms a part of or a supplement to this prospectus, if required.

5

GREENBROOK TMS INC.

SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

The undersigned beneficial owner of common shares (the “Common Shares”) of GREENBROOK TMS INC. (the “Company”) understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) or the Canadian Securities Regulatory Authorities a Registration Statement or a Canadian Prospectus for the registration and resale of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of [●], 2022 (the “Registration Rights Agreement”), among the Company and the Shareholders (as defined therein). A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein will have the meanings ascribed thereto in the Registration Rights Agreement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

1.	Name.

(a)	Full Legal Name of Selling Securityholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

2.	Address for Notices to Selling Securityholder:

Name:

Address:

Telephone:

Fax:

Contact Person:

3.	Beneficial Ownership of Registrable Securities:

(a)	Type and Amount of Registrable Securities Beneficially Owned:

6

4.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

Note: If yes, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(b)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(c)	If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5.	Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

Type and Amount of Other Securities Beneficially Owned by the Selling Securityholder:

6.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

7

State any exceptions here:

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement or Canadian Prospectus.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus or the Canadian Prospectus, as applicable. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus or the Canadian Prospectus, as applicable.

8

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:

By:

Name:

Title:

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

Greenbrook TMS Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Email: [***Redacted – Personally Identifying Information***]

Attention: Aniss Amdiss, General Counsel

9

Exhibit G

Form of Investors Rights Agreement

Final Form

INVESTOR RIGHTS AGREEMENT

by and between

GREENBROOK TMS INC.

and

BENJAMIN KLEIN

Dated as of [●], 2022

Page

ARTICLE I GOVERNANCE	2

1.1	Board of Directors	2
1.2	Board Nominee	3

ARTICLE II REPRESENTATIONS AND WARRANTIES	3

2.1	Representations and Warranties of the Investor	3
2.2	Representations and Warranties of the Company	4

ARTICLE III DEFINITIONS	4

3.1	Defined Terms	4
3.2	Terms Generally	6

ARTICLE IV MISCELLANEOUS	6

4.1	Term	6
4.2	Amendments and Waivers	6
4.3	Successors and Assigns	6
4.4	Severability	6
4.5	Counterparts	7
4.6	Entire Agreement	7
4.7	Governing Law; Jurisdiction	7
4.8	WAIVER OF JURY TRIAL	7
4.9	Specific Performance	7
4.10	No Third-Party Beneficiaries	7
4.11	Notices	7

-i-

INVESTOR RIGHTS AGREEMENT, dated as of [●], 2022 (as may be amended from time to time, this “Agreement”), by and between Greenbrook TMS Inc., an Ontario corporation (the “Company”) and Mr. Benjamin Klein (the “Investor”).

W I T N E S S E T H:

WHEREAS, the Company, TMS NeuroHealth Centers Inc., a Delaware corporation, the Investor, Batya Klein, Success Behavioral Holdings, LLC, a Florida limited liability company (“Success”), and Theragroup LLC, a Delaware limited liability company (“Theragroup”) have entered into a Membership Interest Purchase Agreement, dated as of [●], 2022 (as may be amended from time to time, the “Purchase Agreement”), pursuant to which, among other things, the Company is acquiring all of the issued and outstanding membership interests in Check Five LLC d/b/a Success TMS, a Florida limited liability company (the “Acquisition”) in exchange for common shares of the Company (the “Common Shares”); and

WHEREAS, the Company seeks to grant certain board nomination rights to the Investor in connection with the Acquisition; and

WHEREAS, each of the parties wishes to set forth in this Agreement certain terms and conditions regarding ownership of the Common Shares.

NOW, THEREFORE, in consideration of circumstances recited above and the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GOVERNANCE

1.1            Board of Directors.

(a)            Immediately prior to the Appointment Date, the board of directors of the Company (the “Board”) shall have expanded its size, if necessary, to create a vacancy for one (1) qualified nominee to represent the Investor. The Investor shall have, upon and following the Closing, the right to designate, subject to the terms and conditions of this Section 1.1, one nominee to the Board (the “Board Nominee”) (which Board Nominee may be the Investor). At least thirty (30) days prior to the Appointment Date, the Investor shall have provided the Company written notice of the identify of a Board Nominee proposed to be nominated by the Investor. The Board shall in good faith and promptly (but in any case not later than the Appointment Date) consider whether such Board Nominee is qualified and suitable to serve as a member of the Board under all applicable corporate governance policies and guidelines of the Company and the Board and applicable legal, regulatory and stock exchange requirements. The Board and the appropriate committees of the Board shall in good faith conduct the consideration of the qualifications, suitability of the Board Nominee, and make any determinations with respect thereto in a manner consistent with considerations and determinations in respect of other members of the Board. The Investor shall cause the Board Nominee to make himself or herself reasonably available for interviews, to consent to such reference and background checks or other investigations and to provide such information (including information necessary to determine any disclosure obligations of the Company) as the Board or any committee thereof may reasonably request. If the Board determines that the Board Nominee is qualified and suitable to serve as a member of the Board under all applicable corporate governance policies and guidelines of the Company and the Board and applicable legal, regulatory and stock exchange requirements (collectively, the “Applicable Requirements”), then the Investor shall nominate, and the Board shall appoint such initial Board Nominee to the Board on the day immediately following the Closing Date (the date of each such appointment, an “Appointment Date”). Provided that such Board Nominee then meets the Applicable Requirements, then so long as the Investor (together his immediate family members and their respective Affiliates) collectively beneficially own, as of the date of mailing of the Company’s proxy circular, proxy statement (or consent solicitation or similar document) for its annual meeting of shareholders (or consent in lieu thereof), at least 5% of the Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act (the “Nomination Condition”), the Company shall nominate the Board Nominee for re-election as a director by the shareholders of the Company at the end of each term of such Board Nominee as part of the slate proposed by the Company that is included in the proxy circular, proxy statement (or consent solicitation or similar document) of the Company relating to the election of the Board. In the event that the Board determines that the Board Nominee does not meet the Applicable Requirements, or if such Board Nominee ceases to be a member of the Board at any time and for any reason, so long as the Nomination Condition has been satisfied at such time, the Investor may select another person as a designee as its Board Nominee and, if the Board determines that such nominee meets the criteria set forth above (including the Applicable Requirements), such designee shall become the Board Nominee and shall be promptly appointed by, or nominated for election by shareholders to, as applicable, the Board. The Board shall undertake any review of any such new Board Nominee in accordance with this paragraph and shall complete such review promptly, and in any event within ten (10) Business Days following receipt by the Company of the identity of the Board Nominee, provided that during the pendency of such review, such Board Nominee shall promptly provide the Board with such information, and shall make themselves available to the Board, as the Board in its sole discretion, acting reasonably, deems necessary to complete its review of such Board Nominee. Notwithstanding anything else contained in this Agreement to the contrary, if at any time following the Closing, the Board Nominee is not a member of the Board for any reason and a new Board Nominee has not been appointed by the Investor, as long as at such time the Nomination Condition has been satisfied and continues to be satisfied, the Investor shall be entitled to designate an observer at meetings of the Board, and the Company shall provide all materials that are provided to other members of the Board in connection with such meetings to such observer, unless such attendance or the provision of such materials would result in an actual conflict of interest or violate any of the applicable corporate governance policies and guidelines or applicable legal, regulatory or stock exchange requirements or would result in the loss of attorney-client privilege. It being understood that any such observer in its capacity as such shall not have any fiduciary duties to the Company, any of the Company’s Affiliates, the Board or any stockholder of the Board or any other Person with respect to the business and affairs of the Company or any Affiliate of the Company, whether existing at law or equity. Notwithstanding anything in this Agreement to the contrary, in the event of investor’s death or disability, so long as the Nomination Condition has been satisfied at such time and remains satisfied, then all of the rights granted to the Investor hereunder shall be automatically transferred to a duly authorized representative of the Investor, in the case of disability, or a duly authorized representative of the estate of the Investor, in the case of death, and the Board shall (and shall cause the Company to) take any and all actions that are necessarily and/or desirable to effect such transfer of rights.

(b)            The Board Nominee shall be subject to the policies and requirements of the Company and the Board, in a manner consistent with the application of such policies and requirements to other members of the Board. The Company shall reimburse the Board Nominee for his or her reasonable expenses incurred in connection with Board service, reimburse and advance to the Board Nominee his or her expenses, indemnify the Board Nominee, and provide him or her with coverage pursuant to director and officer insurance to the same extent it reimburses and advances, indemnifies and provides insurance for the other outside members of the Board pursuant to its organizational documents, applicable law or otherwise. The Company agrees that such indemnification arrangements will provide that such indemnification, reimbursement and advancement will be the primary source of indemnification and reimbursement and advancement of expenses in connection with the matters covered thereby and payment thereon will be made before, offset and reduce any other indemnity or expense reimbursement or advancement to which the Board Nominee may be entitled or which is actually paid in connection with such matters, including as an employee of any Affiliates of the Investor. On or prior to the Appointment Date, the Company shall deliver a copy of the Director Indemnification Agreement to the Board Nominee, duly signed by an officer of the Company, and the terms thereof shall be not less favorable to such Board Nominee than the terms of similar agreements entered into between the Company and any other member of the Board then serving.

1.2            Board Nominee. After the Appointment Date, at the first such time that the Investor (together his immediate family members and their respective Affiliates) collectively beneficially owns less than 5% of the Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act, the Investor shall no longer have the right to designate any Board Nominee and, if requested by the Company, the Investor shall cause the Board Nominee to promptly tender his or her resignation to the Board.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1            Representations and Warranties of the Investor. The Investor, as of the date hereof, hereby represent and warrant to the Company as follows:

(a)            The Investor has the power, authority and capacity to execute and deliver this Agreement, and to perform his obligations hereunder.

(b)            This Agreement will not violate, conflict with or result in a breach of or default under (i) any material agreement or instrument to which the Investor is a party or by which the Investor or any of his respective assets are bound, or (ii) any material laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Investor.

(c)            This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.2            Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor as of the date hereof as follows:

(a)            The Company is duly organized, validly existing and in good standing, and has the power, authority and capacity to execute and deliver this Agreement, and to perform its obligations hereunder.

(b)            The execution, delivery and performance by the Company of this Agreement has been duly authorized, and does not (i) conflict with the Company’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material law applicable thereto, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any governmental authority by which the Company may be bound or affected, or (iv) constitute an event of default or material breach under any Greenbrook Material Contract (as defined in the Purchase Agreement) by which the Company, any of its Subsidiaries or any of their respective properties, is bound. Neither the Company nor any of its Subsidiaries is in default or material breach under any Greenbrook Material Contract to which it is a party or by which it or any of its assets is bound in which such default could reasonably be expected to have a Greenbrook Material Adverse Effect (as defined in the Purchase Agreement) or constitute a material adverse change.

(c)            This Agreement has been duly authorized by the Company and constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, transfer, moratorium, and other laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE III

DEFINITIONS

3.1            Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Acquisition” has the meaning set forth in the Recitals.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. As used in this definition of “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or partnership or other ownership interest, by contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Appointment Date” has the meaning set forth in Section 1.1(a).

“Board” has the meaning set forth in Section 1.1(a).

“Board Nominee” has the meaning set forth in Section 1.1(a).

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, any day which is an Ontario provincial or national legal holiday in Canada, or any day on which banking institutions in the State of New York or in Toronto, Canada are authorized or required by law or other governmental action to close.

“Closing” has the meaning set forth in the Purchase Agreement.

“Common Shares” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Director Indemnification Agreement” means that the Director Indemnification Agreement in the form entered into between the Company and each of the members of the Board, the current form of which is attached hereto as Exhibit A.

“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Investor” has the meaning set forth in the Preamble.

“Nomination Condition” has the meaning set forth in Section 1.1(a).

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any Person of which more than fifty percent (50%) of the voting securities or other equity interests (in the case of Persons other than corporations) is owned or controlled, directly or indirectly, by such Person or through one or more intermediaries.

“Success” has the meaning set forth in the Recitals.

“Theragroup” has the meaning set forth in the Recitals.

3.2            Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears. All references herein to “Articles” and “Sections” shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this ARTICLE III and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE IV

MISCELLANEOUS

4.1            Term. This Agreement will be effective as of the Closing and, except as otherwise set forth herein, will continue in effect thereafter until (a) the mutual written agreement of the parties hereto to terminate this Agreement or (b) as to the Investor, the first date on which the Investor (together his immediate family members and their respective Affiliates) collectively no longer beneficially own at least 5% of the outstanding Common Shares, as determined in accordance with Rule 13d-3 of the Exchange Act.

4.2            Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any right or remedy provided by applicable law.

4.3            Successors and Assigns. Except as otherwise expressly provided in this Section 4.3, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the parties hereto. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 4.3 shall be null and void ab initio.

4.4            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any such provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

4.5            Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

4.6            Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

4.7            Governing Law; Jurisdiction. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

4.8            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY.

4.9            Specific Performance. The parties agree that irreparable damage may occur if any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions or other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 4.7, in addition to any other remedy to which they are entitled at law or in equity.

4.10            No Third-Party Beneficiaries. Nothing in this Agreement shall confer any right upon any Person other than the parties hereto.

4.11            Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by facsimile or electronic communication, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to the Company, to:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4
Attn: Aniss Amdiss, General Counsel
Email: [***Redacted – Personally Identifying Information***]

with copies (which shall not constitute notice) to:

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036
Attn: Christopher R. Bornhorst, Esq.
Email: [***Redacted – Personally Identifying Information***]

If to the Investor, to the address of the Investor described in Section 10.1 of the Purchase Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement by their authorized representatives as of the date first above written.

GREENBROOK TMS INC.

By:
Name: Bill Leonard
Title: President and Chief Executive Officer

[Signature Page to Investor Rights Agreement]

INVESTOR:

By:
Name: Benjamin Klein

[Signature Page to Investor Rights Agreement]

EXHIBIT A

DIRECTOR INDEMNIFICATION AGREEMENT

[***Redacted – Commercially Sensitive Information***]